Exhibit 99.5

ANNUAL INFORMATION FORM

for the fiscal year ended December 31, 2020

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

(the “Trust”)

March 22, 2021

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this annual information form that are not purely historical are forward-looking statements.  The Trust’s forward-looking statements include, but are not limited to, statements regarding its or its management’s expectations, hopes, beliefs, intentions or strategies regarding the future.  In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predicts”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this annual information form are based on the current expectations and beliefs of the Trust and Sprott Asset Management LP (the “Manager”) concerning future developments and their potential effects on the Trust.  There can be no assurance that future developments affecting the Trust will be those that it or the Manager has anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Trust’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.  These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors”.  Should one or more of these risks or uncertainties materialize, or should any of the Trust’s or the Manager’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  Each of the Trust and the Manager undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

CURRENCY

Unless otherwise noted herein, all references to “$”, “U.S.$” or “dollars” are to the currency of the United States of America (the “United States” or the “U.S.”) and all references to “Cdn$” or “Canadian dollars” are to the currency of Canada.  On March 11, 2021, the daily rate of exchange as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was U.S.$1.00 equals Cdn$1.2561.

THE TRUST

History and Development of the Trust

Sprott Physical Platinum and Palladium Trust (the “Trust”) was established under the laws of the Province of Ontario, Canada, pursuant to a trust agreement between the Trust’s settlor, Sprott Asset Management LP (the “Manager”) and RBC Investor Services Trust (“RBC Investor Services” or the “Trustee”), as trustee, dated as of December 23, 2011, as amended and restated as of June 6, 2012 (the “Trust Agreement”).

On December 21, 2012, the Trust closed its initial public offering with the sale of 28,000,000 units at $10.00 per unit, for gross proceeds of $280,000,000.

On March 29, 2016, the Manager, on behalf of the Trust, and the Royal Canadian Mint (the “Mint”) entered into a precious metals storage agreement in respect of the Trust’s physical palladium bullion and a precious metals storage agreement in respect of the Trust’s physical platinum bullion. These agreements replaced the previous storage agreements pursuant to which the Mint acted as custodian for the Trust’s physical platinum and palladium bullion. For further details concerning the Storage Agreements, see “Responsibility for Operation of the Trust - Custodians - Custodian for the Trust’s Physical Platinum and Palladium Bullion”.

On June 24, 2016, the Trust entered into a sales agreement, as amended on January 29, 2020 (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) whereby the Trust may, in its sole discretion and subject to its operating and investment restrictions, offer and sell up to $9,240,888 in value of units of the Trust (the “Placement Units”) through an “at the market offering” program (the “ATM Program”) in transactions on the NYSE Arca or any other existing trading market for the units of the Trust in the United States or to or through a market maker in the United States pursuant to a registration statement filed with the U.S. Securities and Exchange Commission and a prospectus supplement to a short form base shelf prospectus filed with the Ontario Securities Commission, as principal regulator, and with each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. Under the Sales Agreement, the Trust will pay to Cantor in cash, upon each sale of Placement Units, an amount equal to up to 3.0% of the aggregate gross proceeds from each sale of Placement Units.

On June 4, 2018, the Manager, for and on behalf of the Trust, and the Mint entered into: (a) a precious metals storage and custody agreement with the Mint in respect of the Trust’s physical platinum bullion (the “Platinum Storage Agreement”); and (b) a precious metals storage and custody agreement in respect of the Trust’s physical palladium bullion (the “Palladium Storage Agreement” and together with the Platinum Storage Agreement, the “Storage Agreements”) to replace the former versions thereof. For further details concerning the Storage Agreements, see “Responsibility for Operation of the Trust - Custodians - Custodian for the Trust’s Physical Platinum and Palladium Bullion”.

On June 28, 2018, pursuant to the Trust’s ATM Program, the Trust offered for sale trust units of the Trust having an aggregate sale price of up to $9,353,296 by way of a prospectus supplement dated June 28, 2018 to a final base shelf prospectus dated June 20, 2018. The ATM Program is implemented pursuant to the Sales Agreement. As at December 31, 2018, the Trust sold 0 units of the Trust through the ATM Program.

On January 29, 2020, the Trust, Cantor and Virtu Americas LLC (“Virtu”) entered into an amendment agreement to the Sales Agreement (“Amendment No. 1 to Sales Agreement”) pursuant to which, among other things, Virtu became a sales agent of trust units on and subject to the terms and conditions of the Sales Agreement, as amended.

On January 29, 2020, the Trust amended and restated its prospectus supplement dated March 9, 2019 to a final base shelf prospectus dated February 25, 2019 to, among other things, reflect the terms and conditions of the Amendment No. 1 to the Sales Agreement. During the period from January 1, 2019 to December 31, 2019, the Trust issued 190,715 units of the Trust through the ATM Program. 511,924 trust units of the Trust were sold pursuant to such prospectus supplement.

On October 21, 2020, the Trust entered into an amended and restated sales agreement dated October 21, 2020 (the “Amended and Restated Sales Agreement”) with the Manager, Cantor Fitzgerald & Co. (“CF&Co”), Virtu Americas LLC (“Virtu” and together with CF&Co, the “U.S. Agents”) and Virtu ITG Canada Corp. (together with the U.S. Agents, the “Agents”) relating to trust units offered by this prospectus supplement and the accompanying prospectus. The Amended and Restated Sales Agreement, as amended by Amendment No. 1 to the Sales Agreement. In accordance with the Amended and Restated Sales Agreement, the Rust may distribute trust units having an aggregate offering price of up to U.S.$90,811,290 through the Agents. As at December 31, 2020, 92,195 trust units of the Trust were sold pursuant to such prospectus supplement.

During the period from January 1, 2020 to December 31, 2020, the Trust issued an aggregate of 702,185 units of the Trust through the ATM Program.

The Trust’s office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1.  The Manager’s head and registered office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1 and its telephone number is (416) 943-8099 (toll free: 1-855-943-8099).  The Trustee is located at 155 Wellington Street West, Street Level, Toronto, Ontario, Canada M5V 3L3.  The custodian for the Trust’s physical platinum and palladium bullion, the Mint, has its premises located at 320 Sussex Drive, Ottawa, Ontario, Canada K1A 0G8.  The Mint has engaged Loomis International (USA) Inc. (“Loomis”) (formerly known as Via Mat International Ltd., through its subsidiary, Via Mat International (USA) Inc.) as a sub-custodian for the Trust’s physical palladium bullion.  The principal office of Loomis is located at 130 Sheridan Blvd., Inwood, New York, USA 11096.  The custodian for the Trust’s assets other than physical platinum and palladium bullion, RBC Investor Services, is located at 155 Wellington Street West, Street Level, Toronto, Ontario, Canada M5V 3L3.

Investment Objectives of the Trust

The Trust was created to invest and hold substantially all of its assets in physical platinum and palladium bullion.  The Trust seeks to provide a convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical platinum and palladium bullion.  The Trust invests primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and will not speculate with regard to short-term changes in platinum and palladium prices.  The Trust does not anticipate making regular cash distributions to unitholders.

Investment Strategies of the Trust

The Trust is expressly prohibited from investing in units or shares of other investment funds or collective investment schemes other than money market mutual funds and then only to the extent that its interest does not exceed 10% of the total net assets of the Trust.

The Trust may not borrow funds except under limited circumstances as set out in National Instrument – 81-102 – Investment Funds (“NI 81-102”) and, in any event, not in excess of 10% of the total net assets of the Trust.

Borrowing Arrangements

The Trust has no borrowing arrangements in place and is unleveraged. The Trust has historically not used leverage and the Manager has no intention of doing so in the future (save for the short-term borrowings to settle trades). Unitholders will be notified of any changes to the Trust’s use of leverage.

INVESTMENT RESTRICTIONS AND OPERATING RESTRICTIONS

Mutual funds are subject to certain restrictions and practices contained in securities legislation, including NI 81-102, which are designed in part to ensure that investments of the mutual fund are diversified and relatively liquid and to ensure the proper administration of the mutual fund.  Subject to the specific exceptions from NI 81-102 set out under “Exemptions and Approvals” of this annual information form, the Trust is managed in accordance with these restrictions and practices.

In making investments on behalf of the Trust, the Manager is subject to certain investment and operating restrictions (the “Investment and Operating Restrictions”), which are set out in the Trust Agreement.  The Investment and Operating Restrictions may not be changed without the prior approval of unitholders by way of an extraordinary resolution, which must be approved, in person or by proxy, by unitholders holding units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, at a duly constituted meeting of unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by unitholders holding units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, unless such change or changes are necessary to ensure compliance with applicable laws, regulations or other requirements imposed from time to time by applicable securities regulatory authorities.  See “Responsibility for Operation of the Trust – The Trustee – Unitholder Approval”.

The Investment and Operating Restrictions provide that the Trust:

(a)

will invest in and hold a minimum of 90% of the total net assets of the Trust in physical platinum and palladium bullion conforming to the Good Delivery Standards (as defined below) of the London Platinum and Palladium Market (“LPPM”) plate or ingot form and hold no more than 10% of the total net assets of the Trust, at the discretion of the Manager, in physical platinum and palladium bullion (in Good Delivery plate or ingot form or otherwise), debt obligations of or guaranteed by the Government of Canada or a province of Canada or by the Government of the United States or a state thereof, short-term commercial paper obligations of a corporation or other person whose short-term commercial paper is rated R-1 (or its equivalent, or higher) by DBRS Limited or its successors or assigns or F-1 (or its equivalent, or higher) by Fitch Ratings or its successors or assigns or A-1 (or its equivalent, or higher) by Standard & Poor’s or its successors or assigns or P-1 (or its equivalent, or higher) by Moody’s Investor Service or its successors or assigns, interest-bearing accounts and short-term certificates of deposit issued or guaranteed by a Canadian chartered bank or trust company, money market mutual funds, short-term government debt or short-term investment grade corporate debt, or other short-term debt obligations approved by the Manager from time to time (for the purpose of this paragraph, the term “short-term” means having a date of maturity or call for payment not more than 182 days from the date on which the investment is made), except during the 60-day period following the closing of additional offerings or prior to the distribution of the assets of the Trust.  “Good Delivery Standards” means the specifications for weight, dimensions, fineness (or purity), identifying marks and appearance, being a minimum fineness (or purity) of 99.95% weighing between 32.151 and 192.904 troy ounces as set forth in “The Good Delivery Rules for Platinum and Palladium Plates and Ingots” published by the LPPM.  Pursuant to the Exemptive Relief (as defined in the section entitled “Exemptions and Approvals”), the Trust is permitted to invest up to 100% of its net assets, taken at market value of the time of purchase, in physical platinum and palladium bullion.  See “Exemptions and Approvals”.

(b)	will not invest in platinum or palladium certificates, futures or other financial instruments that represent platinum or palladium or that may be exchanged for platinum or palladium;
(c)

will store all physical platinum and palladium bullion owned by the Trust at the Mint and/or a sub-custodian of the Mint on a fully allocated basis, provided that physical platinum and palladium bullion held in Good Delivery plate or ingot form may be stored with a custodian or a sub-custodian, as the case may be, only if the physical platinum and palladium bullion will remain Good Delivery while with that custodian or sub-custodian;

(d)

will not hold any property described in paragraphs (a) and (c) through (j) (inclusive) of the definition of “taxable Canadian Property” in subsection 248(1) of the Income Tax Act (Canada) (the “Tax Act”);

(e)	will not purchase, sell or hold derivatives;
(f)

will not issue units except: (i) if the net proceeds per unit to be received by the Trust are not less than 100% of the most recently calculated net asset value (“NAV”) per unit prior to, or upon, the determination of the pricing of such issuance; or (ii) by way of unit distribution in connection with an income distribution;

(g)

will ensure that no part of the stored physical platinum and palladium bullion may be delivered out of safekeeping by the Mint (except to an authorized sub-custodian thereof) or, if the physical platinum and palladium bullion is held by another custodian, that custodian, without receipt of an instruction from the Manager in the form specified by the Mint or such custodian indicating the purpose of the delivery and giving direction with respect to the specific amount;

(h)

will ensure that no director or officer of the Manager or the Manager’s general partner, or representative of the Trust or the Manager will be authorized to enter into the physical platinum and palladium bullion storage vaults without being accompanied by at least one representative of the Mint or its authorized sub-custodian or, if the physical platinum and palladium bullion is held by another custodian, that custodian, as the case may be;

(i)	will ensure that the physical platinum and palladium bullion remains unencumbered;
(j)

will inspect or cause to be inspected the stored physical platinum and palladium bullion periodically on a spot-inspection basis and, together with a representative of the Trust’s external auditor, physically audit the platinum and palladium bars annually to confirm respective bar numbers;

(k)	will not guarantee the securities or obligations of any person other than the Manager, and then only in respect of the activities of the Trust;

(l)	in connection with requirements of the Tax Act, will not make or hold any investment that would result in the Trust failing to qualify as a “mutual fund trust” within the meaning of the Tax Act;
(m)	in connection with requirements of the Tax Act, will not invest in any security that would be a “tax shelter investment” within the meaning of section 143.2 of the Tax Act;
(n)

in connection with requirements of the Tax Act, will not invest in the securities of any non-resident corporation, trust or other non-resident entity (or of any partnership that holds such securities) if the Trust (or the partnership) would be required to include any significant amount in income under sections 94, 94.1 or 94.2 of the Tax Act;

(o)	in connection with requirements of the Tax Act, will not invest in any security of an issuer that would be a foreign affiliate of the Trust for purposes of the Tax Act; and
(p)

in connection with requirements of the Tax Act, will not carry on any business and make or hold any investments that would result in the Trust itself being subject to the tax for specified investment flow-through (“SIFT”) trusts as provided for in section 122 of the Tax Act (the “SIFT Rules”).

OVERVIEW OF THE PLATINUM AND PALLADIUM SECTORS

Platinum and Palladium Industries

Platinum and palladium are two of six precious metals comprising the platinum group metals (“PGMs”). Platinum and palladium are the PGMs produced in the greatest quantities and are generally viewed as the most significant PGMs in the global marketplace. The other four PGMs (rhodium, ruthenium, iridium and osmium) are produced as co-products of platinum and palladium. PGMs have unique physical attributes, including powerful catalytic properties, strong conductivity and ductility, high levels of resistance to corrosion, strength, durability and high melting points.

PGMs are mined primarily in South Africa and Russia. South Africa is the world’s leading platinum producer and the second largest palladium producer. In South Africa, PGMs occur chiefly in the Bushveld Igneous Complex, an irregular oval area approximately 15,000 square miles in size and centrally located in the Transvaal Basin. This complex hosts the world’s largest reserve of platinum metals. Russia is the largest producer of palladium, with production concentrated in the Norilsk region. Together, South Africa and Russia accounted for approximately 79% of global platinum mine production and 76% of global palladium mine production in 2020.

Due to their rarity and relative inertness, platinum and palladium are considered precious metals. Total 2020 mine production of platinum and palladium was approximately 4.89 and 6.17 million ounces, respectively.

Platinum and Palladium Supply

Platinum

Mine Production

In 2020, 65% of global platinum mine production came from South Africa. The second largest producer in 2020 was Russia with an approximate 14% of mined supply.  Platinum mine production dropped significantly in 2020 from 6.07 to 4.89 million ounces. It had previously been relatively stable since 2015.

Scrap and Recycling

According to Johnson Matthey (“JM”), recycling levels in 2020 contracted sharply from weak diesel scrap volumes in Europe and processing capacity constraints.

2020 Platinum Supply by Source

Source: JM PGM Market Report February 2021

Palladium

Mine Production

During 2020, mine production of palladium was dominated by Russia and South Africa, which was approximately 44% and 31% of global production (excludes supply from Russian stock sales and recycled palladium), respectively. Global mine production decreased significantly in 2020 from 6.17 million ounces in 2019 to 7.12 million ounces.

Scrap and Recycling

According to Johnson Matthey (“JM”), recycling levels in 2020 slowed in response to lower car sales and logistical difficulties in scrap collection.

2020 Palladium Supply by Source

            Source: JM PGM Market Report February 2021 Platinum and Palladium Demand

Platinum

Demand for platinum is driven primarily by the following sources, in order of relative importance:

(i)	the automotive sector;
(ii)	jewelry;
(iii)	other (non-automotive) industrial manufacturing, including chemical production, electronics manufacturing and glass and petroleum refinement; and
(iv)	investment.

2020 Platinum Demand by Source

Source: JM PGM Market Report February 2021

The Automotive Sector

Platinum is a required component in the manufacturing of automobiles, primarily through its use in Autocatalysts. Platinum is used to form the surface catalyst upon which critical chemical reactions occur, converting exhaust emissions into neutral compounds. Diesel powered vehicles require platinum-based Autocatalysts, whereas gasoline vehicle manufacturers have the option of using palladium-based Autocatalysts. At present, there are no widely used substitutes for platinum or palladium used in Autocatalysts.

Platinum demand for use in Autocatalysts is 2.22 million ounces in 2020, or approximately 32% of global demand. Sales of new diesel cars in Europe continued to fall in 2020, as consumer attitudes and preferences about diesel cars remains subdued following the “dieselgate crisis” in 2015.

Jewelry

The second largest source of demand for platinum in 2020 was jewelry manufacturing, which represented approximately 23% of the global demand for platinum. Gross demand for platinum for jewelry manufacturing decreased significantly in 2020 to 1.58 million ounces as Chinese jewelry demand slumped to a twenty-year low. Platinum is sought after for its rarity, silvery-white lustre and resistance to wear and tarnish.

Other (Non-Automotive) Industrial Manufacturing

Industrial manufacturing includes the chemical sector, the petroleum refining sector, the electrical sector, the glass manufacturing sector, the medical, biomedical and dental sectors and other manufacturing sectors, such as turbines. Total non-automotive industrial demand for platinum is approximately 32% in 2020. Demand for platinum in industrial applications in 2020 was approximately 2.21 million ounces. Robust industrial demand is expected to offset the small decrease in autocatalyst and jewelry use of platinum.

Investment

This sector includes the investment and trading activities of both professional and private investors and speculators. These participants range from large hedge funds and mutual funds to day-traders on futures exchanges and retail-level coin collectors.

Physically-backed investment demand, comprising coins, bars, investments held in allocated accounts and exchange traded products, were a source of supply as investors liquidated some of their holdings as gains in platinum prices from the expectation of low supply failed to materialize.

Investment demand also fell in 2020 to 0.90 million ounces compared to 1.1 million ounces in 2019. This is still significantly higher than the 67 thousand ounces in 2018.

Palladium

Demand for palladium is driven primarily by the following sources, in order of relative importance:

(i)	the automotive sector;
(ii)	other (non-automotive) industrial manufacturing; and
(iii)	jewelry.

2020 Palladium Demand by Source

Source: JM PGM Market Report February 2021.

The Automotive Sector

Palladium, like platinum, is a key component in the manufacturing of automobiles, primarily through its use in gasoline Autocatalysts. Like platinum, palladium can be used to form the surface catalyst upon which critical chemical reactions occur, converting exhaust emissions into neutral compounds. In this regard, palladium is the only known substitute for platinum.

Autocatalyst demand for palladium decreased to 8.50 million ounces in 2020 making up approximately 86% of total demand. Rising consumer preferences for gasoline engine vehicles over diesel is driving demand for palladium.

Other (Non-Automotive) Industrial Manufacturing

Industrial manufacturing includes demand primarily from the electronics, dental and chemical industries. Electronics manufacturing includes palladium resistors and capacitors which are used in the manufacturing of circuit boards.

According to JM, the use of palladium in various industrial sectors declined slightly to 1.49 million ounces in 2020.

Investment

Net physical investment demand for palladium was negative 186,000 ounces in 2020, as redemptions of ETF holdings continued.

Jewelry

Jewelry demand dropped in 2020 to 93,000 ounces from 130,000 ounces in 2019.

World Platinum and Palladium Supply and Demand

The following tables illustrate the global supply (by region and through recycling) and demand (by usage) from 2017-2019. These tables are based on information provided in the JM Platinum reports.

World Platinum Supply and Demand (2018-2020)

Platinum Supply and Demand '000 oz
Supply	2018	2019	2020
South Africa	4,467	4,398	3,199
Russia	687	721	662
Others	972	958	1,027
Total Supply	6,126	6,077	4,888
Gross Demand
Autocatalyst	3,017	2,858	2,224
Jewellery	2,258	2,056	1,581
Industrial	2,585	2,415	2,214
Investment	67	1,131	901
Total Gross Demand	7,927	8,460	6,920
Recycling	-2,066	-2,082	-1,642
Total Net Demand	5,861	6,378	5,278
Movement in Stocks	265	-301	-390

Source: JM PGM Market Report February 2021

World Palladium Supply and Demand (2018-2020)

Palladium Supply and Demand '000 oz
Supply	2018	2019	2020
South Africa	2,543	2,626	1,939
Russia	2,976	2,987	2,727
Others	1,506	1,504	1,501
Total Supply	7,025	7,117	6,167
Gross Demand
Autocatalyst	8,876	9,672	8,497
Jewellery	148	130	93
Industrial	1,902	1,702	1,490
Investment	-574	-87	-186
Total Gross Demand	10,352	11,417	9,894
Recycling	-3,108	-3,407	-3,121
Total Net Demand	7,244	8,010	6,773
Movement in Stocks	-219	-893	-606

Source: JM PGM Market Report February 2021

Operation of the Platinum and Palladium Markets

Physical platinum and palladium can be bought and sold through various intermediaries such as precious metal traders and various precious metal exchanges. Additionally, physical platinum and palladium coins and bars can also be purchased through government mints.

Futures on platinum and palladium are traded on two major exchanges: The New York Mercantile Exchange, which we will refer to as NYMEX, and Tokyo Commodities Exchange, which we will refer to as the TOCOM. The NYMEX accounts for the majority of palladium trading volume and has seen increased levels of activity over the past five years. Smaller markets include Shanghai, Mumbai and Johannesburg. The LPPM is a London-based trade association that acts as the coordinator for activities conducted on behalf of its members and other participants in the London platinum and palladium markets. Members of the LPPM act as the over-the-counter, which we will refer to as the OTC, market-makers for platinum and palladium. Most OTC market trades are cleared through London. The LPPM plays an important role in setting OTC precious metals trading industry standards. Members of the LPPM typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction. This is known as an OTC market, as opposed to an exchange-traded environment. The OTC market allows flexibility unlike a futures exchange, where trading is based around standard contract units, settlement dates and delivery specifications. It also provides confidentiality, as transactions are conducted solely between the two principals involved.

In the OTC market, platinum and palladium that meet the specifications for weight, dimensions, fineness (or purity), identifying marks (including the assay stamp of an LPPM-acceptable refiner) and appearance set forth in the LPPM “London/Zurich Good Delivery List” are a standard “Good

Delivery plate or ingot”. A Good Delivery plate or ingot must contain between 32.151 troy ounces and 192.904 troy ounces of platinum or palladium with a minimum fineness (or purity) of 999.5 parts per 1,000. A Good Delivery plate or ingot must also bear the stamp of one of the refiners listed on the LPPM-approved list.

Rationale for an Investment in Platinum and Palladium

Essential elements

Platinum and palladium have incredible properties that can make them very valuable. They are among the rarest elements found on earth. They are critical for autocatalysts in both gasoline and diesel vehicles.

Limited Sources of Supply

About 89% of platinum and 82% of palladium are produced from just three countries – South Africa, Russia and Zimbabwe. As a result, platinum and palladium are susceptible to supply disruptions, geopolitical risks, labour strikes and price volatility. Both platinum and palladium markets were in a supply deficit in 2020.

The primary PGM producing countries are experiencing issues that may lead to a decline in production

The Manager believes that the PGM industry globally will experience increasing challenges that will impact both the cost and quantities of PGM production. As noted above, while demand for platinum and palladium has grown over the past few years, supply from mining operations has remained relatively flat. In particular, PGM producers with operations in South Africa are experiencing production challenges, caused by both internal and external factors. Ore grades of existing operations are generally declining and mining operations are progressing to lower depths, with associated increased costs of production.

Pressure to increase wages is an ongoing threat which can lead to worker strikes and unrest. Labour settlements could have a significant impact on overall costs, since labour costs constitute roughly 60% of total production costs. Ongoing issues with the reliability of the national electric power grid in South Africa exacerbates the risk as it leads to production shut downs.

The Manager believes that demand for PGMs for automobile and industrial applications will continue to grow

Platinum and palladium are essential components in Autocatalysts—they are the catalyst upon which the reaction converting exhaust emissions into neutral substances occurs. At present, there are no widely used substitutes for platinum and palladium in catalytic converters. As pollution standards around the world become increasingly strict, the use of additional platinum and palladium required in the manufacturing of Autocatalysts to meet these stricter standards is expected to increase. As new industrial applications for platinum and palladium, such as fuel cells continue to emerge, the Manager believes that industrial demand will require increasingly larger amounts of platinum and palladium in the future.

In addition, the continued expansion of more stringent emissions standards across Asia and Europe is increasing both palladium and platinum loadings per vehicle. Overall, the Manager believes that global demand growth for autocatalysts, while sensitive to economic factors, should remain relatively steady despite potential near-term economic instability.

Promising new growth in the production of fuel cells

Platinum is widely used in the production of hydrogen fuel cells, forming the catalytic surface upon which the reaction separating hydrogen from oxygen occurs. Platinum is the most efficient of these surfaces, a platinum-ruthenium alloy is the only close substitute. Fuel cells are becoming increasingly commercialized, recently for stationary power generation and niche vehicles such as forklifts, as well as longer term for light duty vehicles and buses. The Manager believes demand for platinum will increase over time to address environmental concerns. These prospects should continue to support platinum demand and prices.

Historical Price Chart

10 Year Price History of Platinum (US$/troy ounce)(1)

10 Year Price History of Palladium (US$/troy ounce)(1)

Source: Bloomberg, December 31, 2020

(1)	The information provided in these graphs is historical and should not be taken as an indication of the future price of platinum or palladium.

DESCRIPTION OF UNITS

General

The Trust is authorized to issue an unlimited number of units in one or more classes and series of a class. Currently, the Trust has issued only one class or series of units. Each unit of a class or series of a class represents an undivided ownership interest in the net assets of the Trust attributable to that class or series of a class of units. Units are transferable and redeemable at the option of the unitholder in accordance with the provisions set forth in the Trust Agreement. All units of the same class or series of a class have equal rights and privileges with respect to all matters, including voting, receipt of distributions from the Trust, liquidation and other events in connection with the Trust. Units and fractions thereof are issued only as fully paid and non-assessable. Units have no preference, conversion, exchange or pre-emptive rights. Each whole unit of a particular class or series of a class entitles the holder thereof to a vote at meetings of unitholders where all classes vote together, or to a vote at meetings of unitholders where that particular class or series of a class of unitholders votes separately as a class.

The Trust may not issue additional units of the class except: (i) if the net proceeds per unit to be received by the Trust are not less than 100% of the most recently calculated NAV per unit immediately prior to, or upon, the determination of the pricing of such issuance; or (ii) by way of unit distribution in connection with an income distribution.

Meetings of Unitholders

Each unitholder is entitled to one vote for each whole unit held by the unitholder.  Meetings of unitholders will be held by the Manager or the Trustee at such time and on such day as the Manager or the Trustee may from time to time determine for the purpose of considering the matters required to be placed before such meetings in accordance with the Trust Agreement or applicable laws and for the transaction of such other related matters as the Manager or the Trustee determines.  Unitholders holding units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement may requisition a meeting of unitholders by giving a written notice to the Manager or the Trustee setting out in detail the reason(s) for calling and holding such a meeting.  The Trustee will, upon the written request of the Manager or the unitholders holding units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, requisition a meeting of unitholders, provided that in the event of a request to call a meeting of unitholders made by such unitholders, the Trustee will not be obligated to call any such meeting until it has been satisfactorily indemnified by such unitholders against all costs of calling and holding such meeting.  Unless otherwise required by applicable securities laws or stock exchange rules, the Trust need only hold meetings of unitholders as described above and is not required to hold annual or other periodic meetings.

Meetings of unitholders will be held at the principal office of the Trust or elsewhere in the municipality in which its office is located or, if the Manager so determines, at any other place in Canada.  Notice of the time and place of each meeting of unitholders will be given not less than 21 days before the day on which the meeting is to be held to each unitholder of record at 4:00 p.m., Toronto time, on the day on which the notice is given.  Notice of a meeting of unitholders will state the general nature of the matters to be considered by the meeting.  A meeting of unitholders may be held at any time and place without notice if all the unitholders entitled to vote thereat are present in person or represented by proxy or, if those not present or represented by proxy waive notice of, or otherwise consent to, such meeting being held.

A quorum for the transaction of business at any meeting of unitholders will be at least two unitholders holding not less than 5% of the outstanding units on such date present in person or represented by proxy and entitled to vote thereat.  The chairman at a meeting of unitholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.

At any meeting of unitholders every person will be entitled to vote who, as of the end of the business day immediately preceding the date of the meeting, is entered in the register of the Trust, unless in the notice of meeting and accompanying materials sent to unitholders in respect of the meeting a record date is established for persons entitled to vote thereat.  The Trust is permitted to establish a record date for distributions in accordance with the policies of the Toronto Stock Exchange (the “TSX”) and NYSE Arca pursuant to the Exemptive Relief.  See “Exemptions and Approvals”.

For the purpose of determining the unitholders who are entitled to receive notice of and to vote at any meeting or any adjournment thereof, or for the purpose of any action other than as provided in the Trust Agreement for valuation, computation and distribution of net income and net realized capital gains, any other additional distributions, and taxes, the Manager may fix a date not more than 60 days nor fewer than 30 days prior to the date of any meeting of unitholders or other action as a record date for the determination of unitholders entitled to receive notice of and to vote at such meeting, or any adjournment thereof, or to receive such distributions or to be treated as unitholders of record for purposes of such other action, and any unitholder who was a unitholder at the time so fixed will be entitled to receive notice of and to vote at, such meeting, or any adjournment thereof, or to be treated as a unitholder of record for purposes of such other action, even though he or she has since that date disposed of his or her units and no unitholder becoming such after that date will be entitled to receive notice of and to vote at such meeting, or any adjournment thereof, or to be treated as a unitholder of record for purposes of such other action.

At any meeting of unitholders, any unitholder entitled to vote thereat may vote by proxy and a proxy need not be a unitholder, provided that no proxy may be voted at any meeting unless it has been placed on file with the Manager, or with such other agent of the Trust as the Manager may direct, prior to the commencement of such meeting.  If approved by the Manager, proxies may be solicited naming the Manager as proxy and the cost of such solicitation will be paid out of the property of the Trust.  When any unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such unit, but if more than one of them is present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote will not be received in respect of such unit.  The instrument appointing any proxy will be in such form and executed in such manner as the Manager may from time to time determine.

At any meeting of unitholders every question will, unless otherwise required by the Trust Agreement or applicable laws, be determined by an ordinary resolution on the question which must be approved by the vote, in person or by proxy, of unitholders holding units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement.  See “Responsibility for Operation of the Trust – The Trustee – Unitholder Approval”.

Subject to the provisions of the Trust Agreement or applicable laws, any question at a meeting of unitholders will be decided by a show of hands unless a poll thereon is required or demanded.  Upon a show of hands every person who is present and entitled to vote will have one vote.  If demanded by any unitholder at a meeting of unitholders or required by applicable laws, any question at such meeting will be decided by a poll.  Upon a poll each person present will be entitled, in respect of the units which the unitholder is entitled to vote at the meeting upon the question, to one vote for each whole unit held and the result of the poll so taken will be the decision of the unitholders upon the said question.

A resolution in writing forwarded to all unitholders entitled to vote on such resolution at a meeting of unitholders and signed by the requisite number of unitholders required to obtain approval of the matter addressed in such resolution is as valid as if it had been passed at a meeting of unitholders in accordance with the Trust Agreement.

Any resolution passed in accordance with the Trust Agreement will be binding on all unitholders and their respective heirs, executors, administrators, other legal representatives, successors and assigns, whether or not such unitholder was present or represented by proxy at the meeting at which such resolution was passed and whether or not such unitholder voted against such resolution.

Unitholder Liability

The Trust Agreement provides that no unitholder will be held to have any personal liability as a unitholder and that there will be no resort to the unitholder’s private property for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of any of the Trust, the Manager or the Trustee or any obligation that a unitholder would otherwise have to indemnify the Trustee for any personal liability incurred by the Trustee as such, but rather, only the Trust’s assets are intended to be liable and subject to levy or execution for such satisfaction.  If the Trust acquires any investments subject to existing contractual obligations, the Manager, or the Trustee on the direction of the Manager, as the case may be, will use its best efforts to have any obligations modified so as to achieve disavowal of contractual liability.  Further, the Trust Agreement provides that the Manager will cause the operations of the Trust to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability on the unitholders of claims against the Trust and will, to the extent it determines to be possible and reasonable, including the cost of premiums, cause the Trust to carry insurance for the benefit of the unitholders in such amounts as it considers adequate to cover any such foreseeable non-contractual or non-excluded contractual liability.

Unitholder Reporting

The Manager sends annually to unitholders a request form the unitholder may use to instruct the Manager to deliver a copy of the audited annual financial statements of the Trust within 90 days of each fiscal year-end as well as unaudited interim financial statements of the Trust within 60 days of the end of each interim period.  Within 45 days of the end of each fiscal quarter, the Manager will make also available to unitholders an unaudited quarterly summary of the assets of the Trust and the value of the net assets of the Trust as of the end of such quarter.

CALCULATION OF NET ASSET VALUE

The calculation of the value of net assets of the Trust is the responsibility of the Manager, who may consult with the Trust’s valuation agent, the Mint and the Trust’s custodians.  Pursuant to a Valuation Service Agreement (as hereinafter defined), the Manager appointed RBC Investor Services as valuation agent to calculate the value of the net assets of the Trust and the Class Net Asset Value (as hereinafter defined) for each class or series of a class of units as of 4:00 p.m., Toronto time, on each business day. In addition, the Manager may calculate the value of the net assets of the Trust, the Class Net Asset Value and the NAV per unit at such other times as the Manager deems appropriate.

Pursuant to the Trust Agreement, the value of the net assets of the Trust will be determined for the purposes of subscriptions and redemptions as of the valuation time on each business day in U.S. dollars.  The value of the net assets of the Trust determined on the last day of each year that is also a valuation date of the Trust will include all income, expenses of the Trust or any other items to be accrued to December 31 of such year and since the last calculation of the NAV or the Class Net Asset Value per unit (as hereinafter defined), for the purpose of the distribution of net income and net realized capital gains of the Trust to unitholders.

The value of the net assets of the Trust as of the valuation time on each business day is the amount obtained by deducting from the aggregate fair market value of the assets of the Trust as of such date an amount equal to the fair value of the liabilities of the Trust (excluding all liabilities represented by outstanding units, if any) as of such date.  The value of net assets per unit is determined by dividing the value of the net assets of the Trust on a date by the total number of units then outstanding on such date.  Subject to directions from the Manager as required, the value of the net assets of the Trust as of the valuation time on a date is determined by the Trust’s valuation agent in accordance with the following:

(a)	The assets of the Trust are deemed to include the following property:
(i)	all physical platinum and palladium bullion owned by or contracted for the Trust;
(ii)	all cash on hand or on deposit, including any interest accrued thereon adjusted for accruals deriving from trades executed but not yet settled;
(iii)	all bills, notes and accounts receivable;
(iv)	all interest accrued on any interest-bearing securities owned by the Trust other than interest, the payment of which is in default; and
(v)	prepaid expenses.
(b)	The market value of the assets of the Trust is determined as follows:
(i)

the value of physical platinum and palladium bullion is its market value based on the price provided by a widely recognized pricing service as directed by the Manager (as described below) and, if such service is not available, such physical platinum and palladium bullion is valued at prices provided by another pricing service as determined by the Manager, in consultation with the valuation agent;

(ii)

the value of any cash on hand or on deposit, bills, demand notes, accounts receivable, prepaid expenses, and interest accrued and not yet received, is deemed to be the full amount thereof unless the Manager determines that any such deposit, bill, demand note, account receivable, prepaid expense or interest is not worth the full amount thereof, in which event the value thereof is deemed to be such value as the Manager determines to be the fair value thereof;

(iii)	short-term investments including notes and money market instruments are valued at cost plus accrued interest;

(iv)

the value of any security or other property for which no price quotations are available or, in the opinion of the Manager (which may delegate such responsibility to the Trust’s valuation agent under the Valuation Service Agreement), to which the above valuation principles cannot or should not be applied, will be the fair value thereof determined from time to time in such manner as the Manager (or the Trust’s valuation agent, as the case may be) will from time to time provide; and

(v)

the value of all assets and liabilities of the Trust valued in terms of a currency other than the currency used to calculate the value of the net assets of the Trust is converted to the currency used to calculate the value of the net assets of the Trust by applying the rate of exchange obtained from the best available sources to the Trust’s valuation agent as agreed upon by the Manager including, but not limited to, the Trustee or any of its affiliates.

The Trust currently uses the platinum and palladium spot price provided by Bloomberg Finance L.P. (“Bloomberg”) under the symbols PLAT COMDTY (USD) and PALL COMDTY (USD), respectively.  According to information received from Bloomberg, PLAT COMDTY (USD) and PALL COMDTY (USD) are composite prices for platinum and palladium that are calculated according to a set algorithm by Bloomberg from data provided to Bloomberg by third party contributors.  If the Manager deems it necessary, the Manager may determine, without prior notice, that a different widely recognized pricing service or services should be used to calculate the value of platinum and palladium bullion set forth in (b)(i) above.

(c)	The liabilities of the Trust are calculated on a fair value basis and deemed to include the following:
(i)	all bills, notes and accounts payable;
(ii)	all fees (including management fees) and administrative and operating expenses payable and/or accrued by the Trust;
(iii)

all contractual obligations for the payment of money or property, including distributions of net income and net realized capital gains of the Trust, if any, declared, accrued or credited to the unitholders but not yet paid on the day before the valuation date as of which the value of the net assets of the Trust is being determined;

(iv)	all allowances authorized or approved by the Manager or the Trustee for taxes or contingencies; and
(v)	all other liabilities of the Trust of whatsoever kind and nature, except liabilities represented by outstanding units.
(d)

For the purposes of determining the market value of any security or property pursuant to paragraph (b) above to which, in the opinion of the Trust’s valuation agent in consultation with the Manager, the above valuation principles cannot be applied (because no price or yield equivalent quotations are available as provided above, or the current pricing option is not appropriate, or for any other reason), is the fair value as determined in such manner by the Trust’s valuation agent in consultation with the Manager and generally adopted by the marketplace from time to time, provided that any change to the standard pricing principles as set out above will require prior consultation and written agreement with the Manager.  For greater certainty, fair valuing an investment comprising the property of the Trust may be appropriate if:

(i)	market quotations do not accurately reflect the fair value of an investment;
(ii)	an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded;
(iii)	a trading halt closes an exchange or market early; or
(iv)	other events result in an exchange or market delaying its normal close.
(e)

For the purposes of determining the value of physical platinum and palladium bullion, the Manager relies solely on weights provided to the Manager by third parties.  The Manager, the Trustee or the Trust’s valuation agent are not required to make any investigation or inquiry as to the accuracy or validity of such weights.

(f)	Portfolio transactions (investment purchases and sales) are reflected in the first computation of the value of the net assets of the Trust made after the date on which the transaction becomes binding.
(g)

The value of the net assets of the Trust and NAV on any day are deemed to be equal to value of the net assets of the Trust (or per unit, as the case may be) on such date after accrual of all fees, including management fees, and after processing of all subscriptions and redemptions of units in respect of such date.

(h)

The value of the net assets of the Trust and the NAV determined by the Manager (or, if so delegated under the Valuation Service Agreement, the Trust’s valuation agent) in accordance with the provisions of the Trust Agreement is conclusive and binding on all unitholders.

(i)

The Manager and any investment manager retained by the Manager may determine such other rules regarding the calculation of the value of the net assets of the Trust and the NAV which they deem necessary from time to time, which rules may deviate from International Financial Reporting Standards (“IFRS”).

Calculation of Class Net Asset Value and Class Net Asset Value per Unit

(a)

The net asset value for a particular class or series of a class of units (the “Class Net Asset Value”), as of 4:00 p.m., Toronto time, on each business day will be determined for the purposes of subscriptions and redemptions in accordance with the following calculation:

(i)	the Class Net Asset Value last calculated for that class or series of a class; plus

(ii)

the increase in the assets attributable to that class or series of a class as a result of the issue of units of that class or series of a class or the redesignation of units into that class or series of a class since the last calculation; minus

(iii)

the decrease in the assets attributable to that class or series of a class as a result of the redemption of units of that class or series of a class or the redesignation of units out of that class or series of a class since the last calculation; plus or minus

(iv)	the proportionate share of the net change in non-portfolio assets attributable to that class or series of a class since the last calculation; plus or minus
(v)	the proportionate share of market appreciation or depreciation of the portfolio assets attributable to that class or series of a class since the last calculation; minus
(vi)

the proportionate share of the common expenses of the Trust (other than expenses that are specifically chargeable to a particular class) allocated to that class or series of a class since the last calculation; minus

(vii)

any expenses of the Trust (including management fees) that are specifically chargeable to a particular class or series of a class allocated to that class or series of a class since the last calculation.

(b)

A unit of a class or series of a class of the Trust being issued or a unit that has been redesignated as a part of that class or series of a class will be deemed to become outstanding as of the next calculation of the applicable Class Net Asset Value immediately following the date at which the applicable Class Net Asset Value per unit that is the issue price or redesignation basis of such unit is determined, and the issue price received or receivable for the issuance of the unit will then be deemed to be an asset of the Trust attributable to the applicable class or series of a class.

(c)

A unit of a class or series of a class of the Trust being redeemed or a unit that has been redesignated as no longer being a part of that class or series of a class will be deemed to remain outstanding as part of that class or series of a class until immediately following the valuation date as of which the applicable Class Net Asset Value per unit that is the redemption price or redesignation basis of such unit is determined; thereafter, the redemption price of the unit being redeemed, until paid, will be deemed to be a liability of the Trust attributable to the applicable class or series of a class and the unit which has been redesignated will be deemed to be outstanding as a part of the class or series of a class into which it has been redesignated.

(d)

On any valuation date that a distribution is paid to unitholders of a class or series of a class of units, a second Class Net Asset Value will be calculated for that class or series of a class, which will be equal to the first Class Net Asset Value calculated on that valuation date minus the amount of the distribution.  The second Class Net Asset Value will be used for determining the Class Net Asset Value per unit on such valuation date for purposes of determining the issue price and redemption price for units on such valuation date, as well as the redesignation basis for units being redesignated into or out of such class or series of a class, and units redeemed or redesignated out of that class or series of a class as of such valuation date will participate in such distribution while units subscribed for or redesignated into such class or series of a class as of such valuation date will not.

(e)

The Class Net Asset Value per unit of a particular class or series of a class of units as of any date is the quotient obtained by dividing the applicable Class Net Asset Value as of such date by the total number of units of that class or series of a class outstanding at such valuation date.  This calculation will be made without taking into account any issuance, redesignation or redemption of units of that class or series of a class to be processed by the Trust immediately after the valuation time of such calculation on that valuation date.  The Class Net Asset Value per unit for each class or series of a class of units for the purpose of the issue of units or the redemption of units will be calculated on each valuation date by or under the authority of the Manager (which may delegate such responsibility to the Trust’s valuation agent under the Valuation Service Agreement) as of the valuation time on every valuation date as fixed from time to time by the Manager, and the Class Net Asset Value per unit so determined for each class or series of a class will remain in effect until the valuation time as of which the Class Net Asset Value per unit for that class or series of a class is next determined.

For the purposes of the foregoing disclosure the following capitalized terms have the meanings set forth below:

“Net change in non-portfolio assets” on a date means:

(i)

the aggregate of all income accrued by the Trust as of that date, including cash dividends and distributions, interest and compensation since the last calculation of Class Net Asset Value or Class Net Asset Value per unit, as the case may be; minus

(ii)

the common expenses of the Trust (other than expenses that are specifically chargeable to a particular class or series of a class) to be accrued by the Trust as of that date which have been accrued since the last calculation of Class Net Asset Value or Class Net Asset Value per unit, as the case may be; plus or minus

(iii)

any change in the value of any non-portfolio assets or liabilities stated in any foreign currency accrued on that date since the last calculation of Class Net Asset Value or Class Net Asset Value per unit, as the case may be, including, without limitation, cash, accrued dividends or interest and any receivables or payables; plus or minus

(iv)	any other item accrued on that date determined by the Manager to be relevant in determining the net change in non-portfolio assets.

“Proportionate share”, when used to describe (i) an amount to be allocated to any one class or series of a class of the Trust, means the total amount to be allocated to all classes or series of classes of the Trust multiplied by a fraction, the numerator of which is the Class Net Asset Value of such class or series of a class and the denominator of which is the value of the net assets of the Trust at such time, and (ii) a unitholder’s interest in or share of any amount, means, after an allocation has been made to each class or series of a class as provided in clause (i), that allocated amount multiplied by a fraction, the numerator of which is the number of units of that class or series of a class registered in the name of that unitholder and the denominator of which is the total number of units of that class or series of a class then outstanding (if such unitholder holds units of more than one class or series of a class, then such calculation is made in respect of each class or series of a class and aggregated).

The calculation of the value of the net assets of the Trust and the NAV for each class or series of a class of units as of the valuation time on each valuation date is for the purposes of determining subscription prices and redemption values of units and not for the purposes of accounting in accordance with IFRS.  The value of the net assets of the Trust calculated in this manner will be used for the purpose of calculating the Manager’s and other service providers’ fees and will be published net of all paid and payable fees.

Suspension of Calculation of Net Asset Value Per Unit

During any period in which the right of unitholders to request a redemption of their units for physical platinum and palladium bullion and/or cash is suspended, the Manager, on behalf of the Trust, will direct the Trust’s valuation agent to suspend the calculation of the value of the net assets of the Trust, the NAV, the Class Net Asset Value and the net asset value per unit for each class or series of a class of units.  During any such period of suspension, the Trust will not issue or redeem any units.  As noted in “Redemption of Units—Suspension of Redemptions”, in the event of any such suspension or termination thereof, the Manager will issue a press release announcing the suspension or the termination of such suspension, as the case may be.

Reporting of Net Asset Value

The value of the net assets of the Trust and the NAV per unit is updated on a daily basis or as determined by the Manager in accordance with the Trust Agreement and is made available as soon as practicable at no cost on the Trust’s website (www.sprottphysicalbullion.com/sprott-physical-platinum-and-palladium-trust) or by calling the Manager at (416)-943-8099 or toll free at 1-855-943-8099 (9:00 a.m. to 5:00 p.m., Toronto time).  Information contained in, or connected to, the Manager’s website is not incorporated into, and does not form part of, this annual information form.

MARKET FOR THE UNITS

The Trust’s units are traded on NYSE Arca under the symbol “SPPP” and the TSX under the symbols “SPPP” and “SPPP.U”.  Purchases of units can be made on NYSE Arca and the TSX pursuant to the Exemptive Relief.   See “Exemptions and Approvals”. Purchases of units are made through registered dealers. Please contact your dealer to find out how to place an order. Some dealers may charge you a fee for their services.

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the monthly average trading volume of the trust units on the TSX (as reported by TSX) and the NYSE ARCA (as reported by NYSE ARCA) for 2020.

	NYSE ARCA			TSX
Calendar Period	High (US$)	Low (US$)	Average Volume(1)	High (US$)	Low (US$)	Average Volume	High (Cdn$)	Low (Cdn$)	Average Volume
January 2020	17.54	14.35	13,228	18.29	14.44	1,144	24.13	18.95	1,219
February 2020	19.31	15.65	15,951	18.56	15.89	375	25.36	21.00	1,216
March 2020	17.30	8.83	27,009	17.99	9.09	1,204	22.95	13.82	1,493
April 2020	15.52	12.26	21,899	15.06	12.69	224	21.96	17.47	916
May 2019	15.00	12.24	14,560	14.74	12.25	321	21.00	16.92	775
June 2020	14.52	13.41	9,505	14.41	13.71	559	19.60	17.50	799
July 2020	16.92	13.65	13,288	17.10	13.76	653	22.50	18.74	1,376
August 2020	17.35	15.44	11,853	17.30	15.58	614	23.31	20.38	1,489
September 2020	17.48	14.80	12,660	17.20	14.58	302	22.95	19.39	1,316
October 2020	16.70	15.00	4,988	16.30	15.18	200	22.07	19.57	689
November 2020	16.76	15.00	7,371	16.52	15.46	245	21.66	20.21	556
December 2020	18.30	16.32	8,703	17.67	16.72	567	23.30	20.93	1,235

Note:

(1) Includes volume traded on other United States exchanges and trading markets.

REDEMPTION OF UNITS

Subject to the terms of the Trust Agreement and the Manager’s right to suspend redemptions in the circumstances described below, units may be redeemed at the option of a unitholder in any month for physical platinum and palladium bullion or cash.  All redemptions will be determined using U.S. dollars, regardless of whether the redeemed units were acquired on NYSE Arca or the TSX.  Redemption requests will be processed on the last business day of the applicable month.

Redemptions for Physical Platinum and Palladium Bullion

Subject to the terms of the Trust Agreement, a unitholder may redeem Units for physical platinum and palladium bullion, provided the redemption request is for a minimum of 25,000 units. Units redeemed for physical platinum and palladium bullion will have a redemption value equal to the aggregate value of the NAV per unit of the redeemed units on the last day of the month on which NYSE Arca is open for trading in the month during which the redemption request is processed.  Certain expenses described below will be subtracted from the value of the redeemed units and the resulting amount the unitholder will receive (the “Redemption Amount”).  The amount of physical platinum and palladium bullion a redeeming unitholder is entitled to receive will be determined by the Manager, who will allocate the Redemption Amount to physical platinum and palladium bullion in direct proportion to the value of physical platinum and palladium bullion held by the Trust at the time of redemption (the “Bullion Redemption Amount”).  The quantity of each particular metal delivered to a redeeming unitholder will be dependent on the applicable Bullion Redemption Amount and the sizes of plates and ingots of that metal that are held by the Trust on the redemption date.  A redeeming unitholder may not receive physical platinum and palladium bullion in the proportions then held by the Trust and, if the Trust does not have a Good Delivery plate or ingot, as the case may be, of a particular metal in inventory of a value equal to or less than the applicable

Bullion Redemption Amount, the redeeming unitholder will not receive any of that metal. Because the Trust’s physical platinum bullion will be stored at the Mint in Canada and the Trust’s physical palladium bullion will be stored at Loomis in London or Zurich, in the event of a redemption, the physical platinum bullion and the physical palladium bullion the redeeming unitholder will receive will be shipped separately.

Any Bullion Redemption Amount in excess of the value of the Good Delivery plates or ingots, as the case may be, of the particular metal to be delivered to the redeeming unitholder will be paid in cash, as such excess amount will not be combined with any excess amounts in respect of the other metal for the purpose of delivering additional physical platinum and palladium bullion.  A unitholder redeeming units for physical platinum and palladium bullion will be responsible for expenses incurred by the Trust in connection with such redemption.  These expenses include expenses associated with the handling of the written notice of the unitholder’s intention to redeem units for physical platinum and palladium bullion (the “Bullion Redemption Notice”), the delivery and transportation of physical platinum and palladium bullion for units that are being redeemed, the applicable fees charged by the Mint or any sub-custodian, including but not limited to platinum and palladium storage in-and-out fees, and administrative charges, and applicable taxes, including, without limitation, harmonized sales tax (“HST”) or federal goods and services tax (“GST”) and any provincial sales tax, including Quebec sales tax (“PST”) associated with the importation, or delivery and transportation, of physical palladium bullion to a location in Canada and any PST applicable to physical platinum bullion being brought by or on behalf of such redeeming unitholder into any province which imposes PST on such bullion.  Costs associated with the redemption of units and the delivery and transportation of physical platinum and palladium bullion will be borne by the redeeming unitholder, and current rates are estimated to be approximately $0.50 per troy ounce of platinum and $5.00 per troy ounce of palladium in connection with delivery to addresses in the continental United States and Canada.  The fee per troy ounce could differ depending on the delivery location.  Also, the redeeming unitholder will be responsible for reimbursing the Trust for fees charged to the Trust by the Mint, currently approximately $4.00 per plate or ingot of physical platinum bullion and approximately $0.30 per kilogram (with a minimum of $40.00 per shipment) for physical palladium bullion.

From inception to December 31, 2020, 21,983,771 units have been redeemed for physical platinum and palladium bullion.

Procedure to Redeem for Physical Platinum and Palladium Bullion

A unitholder that owns a sufficient number of units who desires to exercise redemption privileges for physical platinum and palladium bullion must do so by instructing his, her or its broker, who must be a direct or indirect participant of CDS Clearing and Depository Services Inc. (“CDS”) or The Depository Trust Company (“DTC”), to withdraw such position with CDS or DTC, as applicable, and to deliver to the transfer agent on behalf of the unitholder a written notice (the “Bullion Redemption Notice”), of the unitholder’s intention to redeem units for physical platinum and palladium bullion (the registrar and transfer agent of the Trust  is permitted to directly accept redemption requests pursuant to the Exemptive Relief.  See “Exemptions and Approvals”).  If a unitholder desires to redeem units for bullion, and such unitholder holds his, her or its units through DRS, the holder first has to request and then receive a unit certificate before engaging in the redemption process.  A Bullion Redemption Notice must be received by the Trust’s transfer agent no later than 4:00 p.m., Toronto time, on the 15th day of the month in which the Bullion Redemption Notice will be processed or, if such day is not a business day, then on the immediately following day that is a business day.  Any Bullion Redemption Notice received after such time will be processed in the next month.  Any Bullion Redemption Notice must include a valid signature guarantee to be deemed valid by the Trust.

Except as provided under “Redemption of Units – Suspension of Redemptions” below, by delivering to the Trust’s transfer agent a Bullion Redemption Notice, the unitholder will be deemed to have irrevocably surrendered his, her or its units for redemption and appointed such broker to act as his, her or its exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise.

Once a Bullion Redemption Notice is received by the Trust’s transfer agent, the transfer agent, together with the Manager, will determine whether such Bullion Redemption Notice complies with the applicable requirements including a minimum redemption of 25,000 units and contains delivery/transportation instructions that are acceptable to the armored service transportation carrier.  If the Trust’s transfer agent and the Manager determine that the Bullion Redemption Notice complies with all applicable requirements, it will provide a notice to such redeeming unitholder’s broker confirming that such redemption notice was received and determined to be complete.

Any Bullion Redemption Notice delivered to the Trust’s transfer agent regarding a unitholder’s intent to redeem units that the transfer agent or the Manager, in their sole discretion, determines to be incomplete, not in proper form, not duly executed or for a minimum redemption of 25,000 units will for all purposes be void and of no effect, and the redemption privilege to which it relates will be considered for all purposes not to have been exercised thereby.  If the Trust’s transfer agent and the Manager determine that the Bullion Redemption Notice does not comply with the applicable requirements, the transfer agent will provide a notice explaining the deficiency to the unitholder’s broker.

If the Bullion Redemption Notice is determined to have complied with the applicable requirements, the Manager will determine on the last business day of the applicable month the amount of physical platinum and palladium bullion and the amount of cash that will be delivered to the redeeming unitholder.  Also on the last business day of the applicable month, the redeeming unitholder’s broker will deliver the redeemed units to the Trust’s transfer agent for cancellation.

The Manager has some discretion on the amount of physical platinum and palladium bullion the redeeming unitholder will receive based on the weight of plates and ingots owned by the Trust and the amount of cash necessary to cover the expenses associated with the redemption and delivery and transportation that must be paid by the redeeming unitholder.  The amount of physical platinum and palladium bullion a redeeming unitholder may be entitled to receive will be determined by the Manager by allocating the Redemption Amount to physical platinum and palladium bullion in direct proportion to the value of physical platinum and palladium bullion held by the Trust at the time of redemption in addition to meeting the requirement for a minimum aggregate redemption amount.  Once such determination has been made, the Trust’s transfer agent will inform the broker through which the unitholder has delivered its Bullion Redemption Notice of the proportionate amount of physical platinum and palladium bullion and cash that the redeeming unitholder will receive.

Based on instructions from the Manager, the Mint and/or the sub-custodian of the Mint will release the requisite amount of physical platinum and palladium bullion from such custodian or sub-custodian’s custody to the armored transportation service carrier, and such release shall constitute delivery of such physical platinum and palladium bullion by the Trust to the redeeming unitholder and the payment of the portion of the applicable Bullion Redemption Amount that is to be paid in physical platinum and palladium bullion.  See “Redemption of Units – Redemptions for Physical Platinum and Palladium Bullion – Transporting Physical Platinum and Palladium Bullion to the Redeeming Unitholder”.  As directed by the Manager, any cash to be received by a redeeming unitholder in connection with a redemption of units for physical platinum and palladium bullion will be delivered or caused to be delivered by the Manager to the unitholder’s account within 10 business days after the month in which the redemption is processed.  The Trust is permitted to pay the redemption price later than three business days after calculating the NAV per unit pursuant to the Exemptive Relief.  See “Exemptions and Approvals”.

Transporting Physical Platinum and Palladium Bullion to the Redeeming Unitholder

A unitholder redeeming units for physical platinum and palladium bullion will receive the physical platinum and palladium bullion from the Mint and/or its sub-custodian.  Physical platinum and palladium bullion received by a unitholder as a result of a redemption of units will be transported by armored transportation service carrier pursuant to instructions provided by the unitholder to the Manager, provided that those instructions are acceptable to the armoured transportation service carrier.  The armored transportation service carrier will be engaged by or on behalf of the redeeming unitholder and the release of the physical platinum and palladium bullion by the Mint and/or its sub-custodian to the carrier will constitute delivery of such physical platinum and palladium bullion by the Trust to the unitholder and the payment of the portion of the applicable Bullion Redemption Amount that is to be paid in physical platinum and palladium bullion.  Such physical platinum and palladium bullion can be transported: (i) to an account established by the unitholder at an institution located in North America authorized to accept and hold Good Delivery plates and ingots; (ii) in the United States, to any physical address (subject to approval by the armored transportation service carrier); (iii) in Canada, to any business address (subject to approval by the armored transportation service carrier); and (iv) outside of the United States and Canada, to any address approved by the armored transportation service carrier.  Physical platinum and palladium bullion transported to an institution located in North America authorized to accept and hold Good Delivery plates and ingots will likely retain its Good Delivery status while in the custody of such institution.  Physical platinum and palladium bullion transported pursuant to a unitholder’s delivery instructions to a destination other an institution located in North America authorized to accept and hold Good Delivery plates and ingots will no longer be deemed Good Delivery once received by the unitholder.  Physical palladium bullion delivered to a Canadian address will be subject to HST or GST and any applicable PST.  Physical platinum bullion delivered to a Canadian address will be subject to PST if delivered in a province that imposes PST on such bullion.

Costs associated with the redemption of units and the delivery and transportation of physical platinum and palladium bullion will be borne by the redeeming unitholder, and current rates are estimated to be approximately $0.50 per troy ounce of platinum and $5.00 per troy ounce of palladium in connection with delivery to addresses in the continental United States and Canada (together with the applicable HST, GST and/or PST where the delivery is in Canada).  The fee per troy ounce could differ depending on the delivery location.  Also, the redeeming unitholder will be responsible for reimbursing the Trust for in-and-out fees charged to the Trust by the Mint and/or its sub-custodian, including but not limited to in-and-out fees (currently $4.00 per plate or ingot of physical platinum bullion and approximately $0.30 per kilogram (with a minimum of $40.00 per shipment) for physical palladium bullion) and any administrative fees.  Unitholders interested in redeeming units for physical platinum and palladium bullion should contact the Manager for current costs associated with the delivery and transportation of such bullion pursuant to the unitholder’s instructions.

The armored transportation service carrier will receive physical platinum and palladium bullion in connection with a redemption of units approximately 21 business days after the end of the month in which the redemption notice is processed.  Once the physical platinum and palladium bullion representing the redeemed units has been released to the armored transportation service carrier, the Trust and the Mint will no longer bear the risk of loss of, and damage to, such physical platinum and palladium bullion.  In the event of a loss after physical platinum and palladium bullion has been placed with the armored transportation service carrier, the unitholder will not have recourse against the Trust or the Mint.

Example of a Redemption for Physical Platinum and Palladium Bullion

In the following example of a redemption of units for physical platinum and palladium bullion, we have assumed the following:

Date that the Bullion Redemption Notice was received in good order by the Trust’s transfer agent	November 12
Date by which the Bullion Redemption Notice must be received to be processed in that month	November 15
Number of units redeemed	17,500 units
NAV per unit on November 30	$10.00
Closing price of platinum per troy ounce on November 30	$1,000.00
Closing price of palladium per troy ounce on November 30	$600.00
Proportion of value of Trust held in platinum/palladium	1/1
Value of redeemed units attributable to physical platinum bullion held	$87,500
Value of redeemed units attributable to physical palladium bullion held	$87,500
Amount of physical platinum bullion represented by the units being redeemed	87.5 troy ounces
Amount of physical palladium bullion represented by the units being redeemed	145.833 troy ounces
Delivery fee per troy ounce of platinum(1)	$0.50
Delivery fee per troy ounce of palladium(1)	$5.00
In-and-out fee per plate or ingot of platinum	$4.00
In-and-out fee per kilogram of palladium ($40.00 minimum per shipment)(2)	$0.30
Delivery location	United States(1)

Note:

(1)

Physical palladium bullion delivered in Canada is subject to HST or GST and any applicable PST, and the redeeming unitholder will be responsible for payment of any such tax. This example assumes that no HST, GST or PST is due. Delivery fees are an estimate only and the costs in connection therewith will be borne by the redeeming unitholder.

(2)	The Mint or a sub-custodian may charge additional fees such as transfer fees and banding fees, depending on the size and nature of the redemption.

The Bullion Redemption Notice is received by the transfer agent before November 15, so the redemption will be processed in the month ending November 30 (for purposes of this example, we have assumed that November 15, November 30 and December 1 are business days).  The Trust’s transfer agent and the Manager review the Bullion Redemption Notice and determine that: (i) it complies with all applicable requirements; and (ii) the number of units redeemed is equal to 87.50 troy ounces of platinum and 145.833 troy ounces of palladium.  Because the size of a plate or ingot of platinum and palladium is between 1 kilogram (32.15 troy ounces) and 6 kilograms (192.90 troy ounces), it is determined that the amount of platinum and palladium bullion to be redeemed is sufficient in amount for at least one Good Delivery plate or ingot of platinum and at least one Good Delivery plate or ingot of palladium, plus expected expenses.  Therefore, the Manager determines that the redeeming unitholder will receive no more than 87.50 troy ounces of physical platinum bullion and no more than 145.833 troy ounces of physical palladium bullion (subject to available plate or ingot sizes in inventory), and notifies the Mint and RBC Investor Services that a redemption of no more than 87.50 troy ounces of platinum and no more than 145.833 troy ounces of palladium is scheduled.  The transfer agent then sends a notice to the redeeming unitholder’s broker that the Bullion Redemption Notice has been received and determined to be complete.

The Mint reviews the list of Good Delivery plates and ingots owned by the Trust and stored at its facilities.  The Mint then determines the number of plates and ingots that add up to the desired range for each of platinum and palladium bullion and informs the Manager of the available plates and ingots.  In the example at hand, the Mint determines that the amount of platinum bullion to be delivered will be two, one-kilogram plates or ingots of platinum bullion (equalling 64.302 troy ounces) and one, four-kilogram plate or ingot of palladium bullion (equalling 128.60 troy ounces).

The Manager then determines the delivery and in-and-out expenses for platinum plates or ingots weighing an aggregate of 64.302 troy ounces and for palladium plates or ingots weighing an aggregate of 128.60 troy ounces, which are $0.50 × 64.302 plus $4.00 × 2 for platinum and $5.00 × 128.60 plus $40.00 × 1 for palladium, for a total of $723.15.  Since the redemption request is for 17,500 units, the redeeming unitholder will receive two Good Delivery plates or ingots of platinum weighing an aggregate of 64.302 troy ounces and one Good Delivery plate or ingot of palladium weighing an aggregate of 128.60 troy ounces, plus cash in an amount equal to 23.198 troy ounces of platinum and 17.233 troy ounces of palladium at the closing price of platinum and palladium, respectively, on November 30 ($1,000 and $600, respectively) less delivery and storage in-and-out expenses, which equals $33,537.80 less $723.15.  The Good Delivery plates or ingots of platinum weighing an aggregate of 64.302 troy ounces and the Good Delivery plate or ingot of palladium weighing an aggregate of 128.60 troy ounces will be provided to the armored transportation service carrier within 21 business days of November 30.  In addition, the $32,814.65 in cash will be delivered to the redeeming unitholder’s account within 21 business days of November 30.

On November 30, the redeeming unitholder’s broker will deliver 17,500 units to CDS or DTC and, on December 1, the Trust’s transfer agent will observe the newly adjusted CDS or DTC position and cancel the 17,500 redeemed units.

As discussed above, unitholders who desire to redeem units for physical platinum and palladium bullion may not receive physical platinum and palladium bullion in proportion to the value of a particular metal held by the Trust or at all.  See “Risk Factors – Unitholders who wish to exercise redemption privileges for physical platinum and palladium bullion may not receive the entire amount of their redemption proceeds in physical platinum and palladium bullion”.

Redemptions for Cash

Unitholders whose units are redeemed for cash will be entitled to receive a redemption price per unit equal to 95% of the lesser of: (i) the volume-weighted average trading price of the units traded on NYSE Arca or, if trading has been suspended on NYSE Arca, the volume-weighted average trading price of the units traded on the TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed; and (ii) the NAV of the redeemed units, as of 4:00 p.m., Toronto time, on the last day of such month on which NYSE Arca is open for trading.  The redemption price is permitted to be less than 100% of the NAV per unit pursuant to the Exemptive Relief.  See “Exemptions and Approvals”. Cash redemption proceeds will be transferred to a redeeming unitholder approximately three business days after the end of the month in which such redemption request is processed by the Trust. From inception to December 31, 2020, 1,811 units have been redeemed for cash.

Procedure to Redeem for Cash

To redeem units for cash, a unitholder must deliver a notice to redeem units for cash (the “Cash Redemption Notice”) to the Trust’s transfer agent (the registrar and transfer agent of the Trust is permitted to accept redemption requests pursuant to the Exemptive Relief.  If a unitholder desires to redeem units for cash, and such unitholder holds his, her or its units through DRS, the holder first has to request and then receive a unit certificate before engaging in the redemption process. See “Exemptions and Approvals”) or, if applicable, instruct the unitholder’s broker to deliver a Cash Redemption Notice to the Trust’s transfer agent.  A Cash Redemption Notice must be received by the Trust’s transfer agent no later than 4:00 p.m., Toronto time, on the 15th day of the month in which the Cash Redemption Notice will be processed or, if such day is not a business day, then on the immediately following day that is a business day.  Any Cash Redemption Notice received after such time will be processed in the next month.  Any Cash Redemption Notice must include a valid signature guarantee to be deemed valid by the Trust.

Except as provided under “Redemption of Units – Suspension of Redemptions” below, by instructing a broker to deliver to the transfer agent a Cash Redemption Notice, the unitholder will be deemed to have irrevocably surrendered his, her or its units for redemption and appointed such broker to act as his, her or its exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise.

Any Cash Redemption Notice delivered to the Trust’s transfer agent regarding a unitholder’s intent to redeem units that the Trust’s transfer agent or the Manager determines to be incomplete, not in proper form or not duly executed will for all purposes be void and of no effect and the redemption privilege to which it relates will be considered for all purposes not to have been exercised thereby.  For each Cash Redemption Notice, the Trust’s transfer agent will notify the redeeming unitholder’s broker that such Cash Redemption Notice has been deemed insufficient or accepted and duly processed, as the case may be.

Upon receipt of the Cash Redemption Notice, the Manager will determine on the last business day of the applicable month the amount of cash that will be delivered to the redeeming unitholder. Also on the last business day of the applicable month, the redeeming unitholder’s broker will deliver the redeemed units to the Trust’s transfer agent for cancellation.

Canadian Tax Implications of Redemption

Pursuant to the Trust Agreement, the Manager, in its sole discretion, may allocate and, where applicable, designate to a unitholder who has redeemed units during a year an amount equal to any net income or net realized capital gains realized by the Trust for the year as a result of the disposition of any of the Trust’s property to satisfy the Bullion Redemption Notice or the Cash Redemption Notice, as the case may be, given by such unitholder or such other amount that is determined by the Manager to be reasonable.  See “Material Income Tax Considerations”.

Suspension of Redemptions

The Manager, on behalf of the Trust, may suspend the right of unitholders to request a redemption of their units or postpone the date of delivery or payment of the redemption proceeds (whether physical platinum and palladium bullion and/or cash, as the case may be) with the prior approval of Canadian securities regulatory authorities having jurisdiction, where required, for any period during which the Manager determines that conditions exist which render impractical the sale of assets of the Trust or which impair the ability of the Manager to determine the value of the assets of the Trust or the redemption amount for the units.

In the event of any such suspension, the Manager will issue a press release announcing the suspension and will advise the Trustee, the Trust’s valuation agent and any other agents appointed by the Manager, as applicable.  The suspension may apply to all requests for redemption received prior to the suspension, but as for which payment has not been made, as well as to all requests received while the suspension is in effect.  All unitholders making such requests will be advised by the Manager of the suspension and that the redemption will be effected at a price determined on the first valuation date that the net asset value per unit is calculated following the termination of the suspension.  All such unitholders will have, and will be advised that during such suspension of redemptions that they have, the right to withdraw their requests for redemption.  The suspension will terminate in any event on the first business day on which the condition giving rise to the suspension has ceased to exist or when the Manager has determined that such condition no longer exists, provided that no other condition under which a suspension is authorized then exists, at which time the Manager will issue a press release announcing the termination of the suspension and will advise the Trustee, the Trust’s valuation agent and any other agents appointed by the Manager, as applicable.  Subject to applicable Canadian and U.S. securities laws, any declaration of suspension made by the Manager, on behalf of the Trust, will be conclusive.

Suspension of Calculation of Net Asset Value Per Unit

During any period in which the right of unitholders to request a redemption of their units for physical platinum and palladium bullion and/or cash is suspended, the Manager, on behalf of the Trust, will direct the Trust’s valuation agent to suspend the calculation of the value of the net assets of the Trust, the NAV, the Class Net Asset Value and the NAV per unit for each class or series of a class of units.  During any such period of suspension, the Trust will not issue or redeem any units.  In the event of any such suspension or termination thereof, the Manager will issue a press release announcing the suspension or the termination of such suspension, as the case may be.

RESPONSIBILITY FOR OPERATION OF THE TRUST

The Manager

Pursuant to the Trust Agreement and the management agreement between the Trust and Sprott Asset Management LP dated as of December 17, 2012 (the “Management Agreement”), the Manager acts as the manager of the Trust.  The Manager is a limited partnership formed and organized under the laws of the Province of Ontario, Canada, pursuant to the Limited Partnerships Act (Ontario) by declaration dated September 17, 2008.  The general partner of the Manager is Sprott Asset Management GP Inc. (the “GP”), which is a corporation incorporated under the laws of the Province of Ontario, Canada, on September 17, 2008.  The general partner is a wholly-owned subsidiary of Sprott Inc., which is a corporation incorporated under the laws of the Province of Ontario, Canada, on February 13, 2008.  Sprott Inc. is also the sole limited partner of the Manager.  Sprott Inc. is a public company listed on the TSX and the New York Stock Exchange under the symbol “SII”.

As of December 31, 2020, the Manager, together with its affiliates and related entities, had assets under management totaling approximately U.S.$17.4 billion, and provided management and investment advisory services to many entities, including private investment funds, discretionary managed accounts, and management of certain companies through its subsidiary, Sprott Consulting LP. The Manager also acts as manager of the Sprott Physical Gold Trust, the Sprott Physical Gold and Silver Trust and the Sprott Physical Silver Trust, all being closed-end mutual fund trusts whose trust units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical gold and silver bullion. The Manager also acts as sub-advisor for Canadian public mutual funds that invests in physical Gold and silver bullion.

The corporate structure of Sprott Inc. and its material subsidiaries are as indicated in the following chart:

Sprott Inc.
100%
100%
100%
100%
Sprott Resource Lending Corp. 1
Sprott Canada Holdings Inc. 2
Sprott Asset Management LP 4
Sprott U.S. Holdings Inc. 5
100%
Sprott Capital Partners LP 3
100%
100%
100%
Resource Capital Investment Corp.
Rule Investment Inc.
Sprott Asset Management USA Inc.
100%
Sprott Global Resource Investments, Ltd.
LEGEND
Corporation
Limited Partnership

Notes:

(1)	Sprott Resource Lending, which is incorporated under the federal laws of Canada, is the general partner of the Lending Funds.
(2)	Sprott Canada Holdings Inc. is incorporated under the Business Corporations Act (Ontario) (the “OBCA”).
(3)	Sprott Capital Partners GP Inc., which is incorporated under the OBCA, is the general partner of Sprott Capital Partners LP
(4)	Sprott Asset Management GP Inc. which is incorporated under the OBCA, is the general partner of Sprott Asset Management LP.
(5)

Sprott U.S. Holdings Inc. was formed to acquire Rule Investment, Inc. (which in turn owns Sprott Global Resource Investments, Ltd.), SAM USA and RCIC. Sprott U.S. Holdings Inc. exists under the laws of the State of Delaware. Rule Investment, Inc., Sprott Global Resource Investments, Ltd. and SAM USA exist under the laws of the State of California. RCIC exists under the laws of the State of Nevada

The registered office of the Manager is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1.  Further contact information of the Manager is as follows:

Tel: (416) 943-8099

Fax: (416) 977-9555

Email: invest@sprott.com

Website: www.sprott.com

Toll free number: 1-855-943-8099

The names, places of residence and present positions held by the directors and officers of the Manager and/or of the GP are listed below:

Name and Municipality of Residence	Position with the Manager	Position with the GP	Principal Occupation
John Ciampaglia Caledon, Ontario, Canada	Chief Executive Officer and Director	Chief Executive Officer and Director	Chief Executive Officer of the Manager and the GP.
Kevin Hibbert Toronto, Ontario, Canada	Director	Director	Chief Financial Officer of Sprott Inc.
Whitney George Darien, Connecticut, USA	Chief Investment Officer and Director	Chief Investment Officer and Director	Chief Investment Officer of the Manager and the GP.
Varinder Bhathal Toronto, Ontario, Canada	Chief Financial Officer	Chief Financial Officer	Managing Director of Finance and Investment Operations of Sprott Inc.
Lara Misner Toronto, Ontario, Canada	Chief Compliance Officer	Chief Compliance Officer	Chief Compliance Officer of the Manager and the GP.

Mr. Ciampaglia has served as the Chief Executive Officer of the Manager since August 1, 2017.

Mr. Hibbert served as the Vice-President, Finance of Sprott Inc. from January 2014 to December 4, 2015. Prior thereto, he served as the Director, Finance of the Royal Bank of Canada.

Mr. George has served as the Chief Investment Officer of the Manager since December 5, 2018.

Ms. Bhathal previously served as the Vice President of Finance for Sprott Inc.

Ms. Misner joined the Manager in June 2020 as Chief Compliance Officer.  She has over 25 years of investment industry experience and prior to joining the manager was the Chief Compliance Officer of WisdomTree Asset Management Canada and Purpose Investments.

Duties and Services Provided by the Manager

The Manager is responsible for the day-to-day business and administration of the Trust, including management of the Trust’s portfolio and all clerical, administrative and operational services.  The Trust maintains a public website that contains information about the Trust and the units.  The internet address of the website is www.sprottphysicalbullion.com/sprott-platinum-and-palladium-trust. This internet address is provided here only as a convenience to you, and the information contained on or connected to the website is not incorporated into, and does not form part of, this annual information form.

Since August 2017, management of the Trust has been overseen by John Ciampaglia as Chief Executive Officer. As discussed above, Mr. Ciampaglia served as the Chief Operating Officer of the Manager from April 2010 to September 2014 and from September 2014 to August 2017, his principal occupation was serving as Executive Vice-President, Corporate Development of Sprott Inc.

The long-time experience in the precious metals industry of the Manager, its predecessor, Sprott Asset Management Inc., and its affiliates has permitted them to gain an extensive knowledge base in the business of physical bullion, including buying, selling, valuing, pricing, securing or storing physical bullion or physical bullion-related assets.  The Manager intends to hold and invest at least 97% of the total net assets of the Trust in physical platinum and palladium bullion that is Good Delivery plates and ingots and all physical platinum and palladium bullion to be purchased by the Trust will be Good Delivery plates and ingots.  Based on compliance procedures established by the Manager over time, once the Trust has agreed to purchase platinum and palladium plates and ingots and the order is executed, on delivery each plate or ingot is individually checked against its serial number.

Powers and Duties of the Manager

Pursuant to the Trust Agreement and Management Agreement, the Manager reserves and retains full authority and exclusive power to manage and direct the business and affairs of the Trust including, without limitation, to provide the Trust with all necessary investment management services and all clerical, administrative and operational services.

In particular, the Manager has the following responsibilities with respect to the Trust:

(i)

to determine the investment objectives and strategies applicable to the Trust, including any restrictions on investments which it deems advisable and to implement such investment objective, strategy and restrictions, provided that the investment objective, strategy and restrictions applicable to the Trust must concur with those set forth in the Trust Agreement or any current disclosure document or like offering document of the Trust, or in any amendment thereto, or the Management Agreement, and provided further that any material change in such investment objective, strategy and restrictions will be subject to the consent or approval of the unitholders in the manner provided for in the Trust Agreement;

(ii)

to ensure that the Trust complies with applicable laws, including those relating to the investment of the property of the Trust, the distribution of the units and applicable stock exchange listing requirements;

(iii)	to monitor the performance of the physical platinum and palladium bullion and other property of the Trust;
(iv)

to provide services in respect of the Trust’s daily operations, including the processing of and determination of procedures applicable to subscriptions and redemptions of units (including the acceptance and rejection of subscriptions, Bullion Redemption Notices and Cash Redemption Notices) and to submit such subscriptions, Bullion Redemption Notices and Cash Redemption Notices to the Trust’s transfer agent for processing, and any other services not otherwise specifically contemplated by the Trust Agreement;

(v)

to offer units for sale to prospective purchasers including the power and authority to enter into arrangements regarding the distribution and sale of units, and other arrangements relating to the right to charge fees of any nature or kind (including, without limitation, sales commissions, redemption fees, distribution fees and transfer fees) in connection with the distribution or sale of units.  Any such fees may be deducted from the amount of a subscription, redemption proceeds or a distribution if not paid separately by a unitholder;

(vi)	to determine from time to time the form of certificates that will represent the units;
(vii)	to conduct or cause to be conducted the day-to-day correspondence and administration of the Trust;
(viii)

to provide to the Trust, adequate for carrying on the undertaking and business of the Trust, all requisite office accommodation, office facilities and personnel, telephone and telecommunication services, stationery, office supplies, statistical and research services, record-keeping services, bookkeeping and internal accounting and audit services in respect of the operations of the Trust and other usual and ordinary office services that may be required to properly and efficiently carry out its duties set forth in the Trust Agreement and the Management Agreement;

(ix)

to provide to the Trust all other administrative and other services and facilities required by the Trust in relation to the unitholders and be responsible for all aspects of the Trust’s relationship with unitholders, including the preparation for and holding of meetings of unitholders, and other services for the provision of information to unitholders;

(x)	to establish general matters of policy and governance of the Trust subject, where specifically provided in the Trust Agreement, to the approval of the Trustee;
(xi)	to establish the Trust’s operating expense budgets and to authorize the payment of actual operating expenses incurred;
(xii)	to appoint the auditors and to change the auditors of the Trust (with prior consent of the Trustee and independent review committee (the “IRC”) and after providing notice to the unitholders);
(xiii)	to maintain the accounting records for the Trust and to cause the financial statements of the Trust to be audited for each fiscal year;
(xiv)	to appoint the bankers of the Trust and to establish banking procedures to be implemented by the Trustee;
(xv)

to appoint the Mint (which may appoint a sub-custodian) to hold physical platinum and bullion and RBC Investor Services to hold property of the Trust (other than the physical platinum and palladium bullion), all of which appointments will be subject to the approval of the Trustee and any applicable securities authorities having jurisdiction over the Trust;

(xvi)	to calculate the value of net assets of the Trust, the NAV, the value of the net assets of a class and the net asset value per unit of such class in accordance with the Trust Agreement, to appoint the Trust’s valuation agent and to review the valuation of the property of the Trust as calculated by such valuation agent on each business day and, from time to time, consider the appropriateness of the valuation policies adopted by the Trust;

(xvii)

to appoint a transfer agent and distribution disbursing agent (which may be the transfer agent or an affiliate thereof) to make distributions of net income and net realized capital gains and other distributions in accordance with the Trust Agreement and to pay cash redemption proceeds in accordance with the Trust Agreement on behalf of the Trust;

(xviii)

to authorize, negotiate, enter into and execute all agreements, instruments or other documents relating to the affairs of the Trust including, without limitation, any loan agreement, granting of a security interest and supporting documentation, or to perform any act or deed which the Manager deems necessary or advisable in the best interests of the Trust;

(xix)

to apply for listing of the units on NYSE Arca, the TSX and/or other recognized stock exchange(s) and to prepare, execute and file with the appropriate securities regulatory authorities or stock exchanges any other documents that are required or appropriate under relevant securities legislation or stock exchange rules and regulations in respect of the Trust;

(xx)

to prepare, execute and file with the appropriate securities regulatory authorities the prospectus or similar offering document, annual information forms, management reports of fund performance or such other continuous disclosure documents relating to the Trust, and any amendments thereto, as may be required under applicable securities legislation;

(xxi)

to prepare, certify, execute and distribute to unitholders and file with the securities regulatory authorities and applicable tax authorities all such documents as may be necessary or desirable in connection with the issue, sale and distribution of units, including such interim financial statements, audited annual financial statements, reports to unitholders and other disclosure as may be required under applicable securities legislation, and to make all designations, elections, determinations, allocations and applications under the Tax Act as the Manager considers to be reasonable in the circumstances;

(xxii)

to determine and compute for distribution purposes the net income and net realized capital gains of the Trust and determine when, to what extent, and in what manner distributions will be made payable to unitholders, as well as determine whether distributions are payable out of the income, dividends received from taxable Canadian corporations, capital gains, capital or otherwise of the Trust;

(xxiii)	to authorize the issuance of additional units pursuant to the Trust Agreement and the consolidation of the units outstanding after such a distribution;

(xxiv)	to direct the transfer agent regarding the allotment and issue of units in accordance with the Trust Agreement;
(xxv)	to accept or reject any units tendered for redemption in accordance with the Trust Agreement;
(xxvi)

on or before March 31 in each year, other than a leap year in which case on or before March 30 in such year, to prepare and deliver to unitholders the information pertaining to the Trust, including all distributions and allocations which is required by the Tax Act or which is necessary to permit unitholders to complete their individual tax returns for the preceding year;

(xxvii)

on or before March 31 in each year, other than a leap year in which case on or before March 30 in such year, and such other date(s) in each year, to prepare and deliver to the appropriate taxation authorities in Canada and the United States, all relevant tax filings and/or returns for the Trust that are required by applicable laws;

(xxviii)

as set forth in full in the Trust Agreement, within 45 days from the end of each taxable year of the Trust, to provide unitholders with all information necessary to enable unitholders or beneficial owners of units, as applicable, to elect to treat the Trust as a qualified electing fund (a “QEF”) for U.S. federal income tax purposes, including a completed “PFIC Annual Information Statement”;

(xxix)

to use its best efforts to ensure that the Trust qualifies at all times as a “unit trust” pursuant to subsection 108(2) of the Tax Act and a “mutual fund trust” pursuant to subsection 132(6) of the Tax Act;

(xxx)

to keep proper records relating to the performance of its duties as Manager, which records will be accessible for inspection by the Trustee, its agents, or the Manager’s agents, including the auditors of the Trust, at any time, upon reasonable notice, during ordinary business hours;

(xxxi)	on or before 90 days following June 30 in each year, to provide the Trustee with an interim certificate of compliance as described in the Trust Agreement;
(xxxii)

on or before 90 days following December 31 of each year, to provide the Trustee with a certificate of compliance and a copy of the audited annual financial statements of the Trust, together with the report of the auditors thereon;

(xxxiii)

to delegate any or all of the powers and duties of the Manager contained in the Trust Agreement to one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Manager except as specifically provided in the Trust Agreement; and

(xxxiv)	to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Trust Agreement.

The Trust may terminate immediately the Management Agreement if the Manager is, in the opinion of the Trustee, in material default of its obligations under Management Agreement or the Trust Agreement and such default continues for 120 days from the date that the Manager receives notice of such default from the Trustee and no successor manager has been appointed by the unitholders of the Trust pursuant to the Trust Agreement.  In addition, the Trust may terminate immediately the Management Agreement where: (i) the Manager has been declared bankrupt or insolvent or has entered into liquidation or winding-up, whether compulsory or voluntary (and not merely a voluntary liquidation for the purposes of amalgamation or reconstruction); (ii) the Manager makes a general assignment for the benefit of its creditors or otherwise acknowledges its insolvency; or (iii) the assets of the Manager have become subject to seizure or confiscation by any public or governmental authority.

The Manager has the right to resign as Manager of the Trust by giving notice in writing to the Trustee and the unitholders not less than 90 days prior to the date on which such resignation is to take effect.  Such resignation will take effect on the date specified in such notice.  Notwithstanding the foregoing, no approval of, or notice to, unitholders is required to be provided by the Manager if a change in manager is the result of a reorganization of the current Manager which does not result in a change of control of the then current Manager.  The Manager will appoint a successor manager of the Trust, and, unless the successor manager is an affiliate of the Manager, such appointment must be approved by unitholders holding units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement. If, prior to the effective date of the Manager’s resignation, a successor manager is not appointed or the unitholders do not approve of the appointment of the successor manager as required under the Trust Agreement, the Trust will be terminated and dissolved upon the effective date of resignation of the Manager and, after providing for the liabilities of the Trust, the property of the Trust will be distributed to the unitholders in accordance with the provisions of the Trust Agreement and the Trustee  and the Manager will continue to act as trustee and manager, respectively, of the Trust until such property of the Trust has been so distributed.  See “Termination of the Trust”.

Standard of Care and Indemnification of the Manager

The Manager is required to exercise the powers and discharge the duties of its office honestly, in good faith and in the best interests of the Trust and in connection therewith will exercise the degree of care, diligence and skill that a reasonably prudent professional manager would exercise in comparable circumstances.

The Manager may employ or engage, and rely and act on information or advice received from auditors, underwriters, other distributors, brokers, depositories, the Mint, custodians, electronic data processors, advisors, lawyers and others and will not be responsible or liable for the acts or omissions of such persons or for any other matter, including any loss or depreciation in the value of the net assets of the Trust or any particular asset of the Trust, provided that the Manager acted in good faith in accordance with its standard of care set out in the Trust Agreement in relying on such information or advice.  All information provided by the Manager to the Trust or the Trustee will be complete, accurate, and contain no misrepresentations; however, the Manager will be entitled to assume that any information received from the Trustee, the Mint, the custodian, or any sub-custodian, or their respective authorized representatives associated with the day-to-day operation of the Trust is accurate and complete and no liability will be incurred by the Manager as a result of any error in such information or any failure to receive any notices required to be delivered pursuant to the Trust Agreement, except to the extent that any such information provided to, or failure to receive any notices by, the Manager arises or results from the Manager’s failure to comply with the terms of the Trust Agreement or the Management Agreement in providing any required directions or information related thereto.

The Manager will not be required to devote its efforts exclusively to or for the benefit of the Trust and may engage in other business interests and may engage in other activities similar or in addition to those relating to the activities to be performed for the Trust.  In the event that the Manager, its partners, employees, associates and affiliates or any of them now or hereafter carry on activities competitive with those of the Trust or buy, sell or trade in assets and portfolio securities of the Trust or of other investment funds, none of them will be under any liability to the Trust or to the unitholders for so acting.

The Manager, its affiliates and agents, and their respective directors, partners, officers and employees will at all times be indemnified and held harmless by the Trust from and against all legal fees, judgments and amounts paid in settlement, actually and reasonably incurred by them in connection with the Manager’s services provided to the Trust pursuant to the Trust Agreement and the Management Agreement, provided that the Trust has reasonable grounds to believe that the action or inaction that caused the payment of the legal fees, judgments and amounts paid in settlement was in the best interests of the Trust and provided that such person or entities will not be indemnified by the Trust where: (i) there has been negligence, willful misconduct, willful neglect, default, bad faith or dishonesty on the part of the Manager or such other person or entity; (ii) a claim is made as a result of a misrepresentation contained in this or in any prospectus or like offering document of the Trust or any document filed in connection with the Trust’s periodic filing requirements distributed or filed in connection with the issue of the units or applicable securities laws; or (iii) the Manager has failed to fulfill its standard of care or its other obligations in accordance with applicable laws or the provisions as set forth in the Trust Agreement and the Management Agreement, unless in an action brought against the Manager or such persons or entities they have achieved complete or substantial success as a defendant.

Conflicts of Interest of the Manager

The Manager is responsible for the management, administration and investment management of the portfolio held by the Trust.  The Manager provides, and may in the future provide, management and/or investment advisory services to other corporations, limited partnerships or other investment funds or managed accounts in addition to the Trust. In the event that the Manager elects to undertake such activities and other business activities in the future, the Manager and its principals may be subject to conflicting demands in respect of allocating management time, services and other functions.  The Manager and its principals and affiliates endeavor to treat each client, investment pool and managed account fairly and not to favor one client, investment pool or managed account over another.

To avoid any conflict of interest, or the appearance of a conflict of interest, the Manager has adopted a policy pursuant to which any entity or account that is: (a) managed; or (b) for whom investment decisions are made, directly or indirectly, by a person that is involved in the decision-making process of, or has non-public information about, follow-on offerings of the Trust is prohibited from investing in the Trust, and no such decision-making person is permitted to invest in the Trust for that decision-making person’s benefit, directly or indirectly. In addition, the policy requires that any sales of units of the Trust owned by such persons must be precleared by the IRC.

In executing its duties on behalf of the Trust, the Manager is subject to the provisions of the Trust Agreement, the Management Agreement and the Manager’s Code of Ethics (a copy of which is available for review upon request at the offices of the Manager), which provide that the Manager will execute its duties in good faith and with a view to the best interests of the Trust and its unitholders.

Regulation of the Manager

The Manager is registered with the Ontario Securities Commission as an investment fund manager, and a portfolio manager.. It is also registered as an investment fund manager, and portfolio manager in certain other provinces. The Manager’s operations are subject to the rules, regulations and policies of the Canadian Securities Administrators.  The distribution of the securities of the various investment funds managed by the Manager is also subject to regulation under the securities legislation of those jurisdictions where such funds are sold.

The Manager is subject to regulations that cover all aspects of the securities business, including sales methods, trading practices, use and safekeeping of funds and securities, capital structure, record-keeping, conflicts of interest and the conduct of directors, officers and employees.  The Ontario Securities Commission has jurisdiction over the Manager and its activities and is empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension of registration of the Manager or its directors, officers or employees.  The Manager is also subject to rules respecting the maintenance of minimum regulatory working capital and insurance.  The Manager regularly reviews its policies, practices and procedures to ensure that they comply with current regulatory requirements and employees are routinely updated on all relevant legal requirements.

The Manager is also subject to Canadian federal and provincial privacy laws regarding the collection, use, disclosure and protection of client information.  The Personal Information Protection and Electronic Documents Act (Canada) (“PIPEDA”), which is the Canadian federal privacy legislation governing the private sector, requires that organizations only use personal information for purposes that a reasonable person would consider appropriate in the circumstances and for the purposes for which it is collected.  The Trust complies with the applicable requirements of PIPEDA and all applicable provincial personal information laws.  The Manager, on behalf of the Trust, collects personal information directly from the investors or through their financial advisor or dealer, or both, in order to provide such investor with services in connection with their investment, to meet legal and regulatory requirements and for any other purposes to which such investor may consent.

The Manager does not sell, lease, barter or otherwise deal with personal information collected by it with third parties.  The Manager carefully safeguards all personal information collected and retained by it and, to that end, restricts access to personal information to those employees and other persons who need to know the information to enable the Manager to provide its services.  Employees are responsible for ensuring the confidentiality of all personal information they may access.  Annually, each of the Manager’s employees is required to sign a code of conduct, which contains policies on the protection of personal information.

The Trustee

Pursuant to the Trust Agreement, RBC Investor Services is the trustee of the Trust.  The Trustee is a trust company existing under the laws of Canada. The Trustee has authority to delegate the performance of custody functions to sub-custodians who are members of its international custody network or, with the consent of the Manager, to other persons.

In general, the Trustee, subject only to the specific limitations contained in the Trust Agreement, has the full, absolute, and exclusive power, control and authority over the Trust’s property to do all such acts and things as it, in its sole judgment and discretion deems necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or conducting the business of the Trust, including varying the investments of the Trust in accordance with the investment objectives, strategies or restrictions of the Trust.

Specifically, the Trustee has and may exercise, at any time and from time to time, the following powers and authorities which may or may not be exercised by it in its sole judgment and discretion, and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a)

to hold the property of the Trust other than physical platinum and palladium bullion that it may acquire exercising the same degree of care which it gives to its own property of a similar kind under its own custody;

(b)

to deliver any cash at any time held by it as directed by the Manager to purchase, or otherwise acquire, on behalf of the Trust, physical platinum and palladium bullion and to retain the same in trust in its capacity as Trustee; provided, however, that the Trustee will have no responsibility for the custody, authenticity or validity of title of any property of the Trust consisting of such physical platinum and palladium including, without limitation, the weight, amount, purity, contents or any assaying thereof;

(c)

with any cash at any time held by it to purchase, or otherwise acquire, and to sell, on behalf of the Trust, any securities, currencies, assets or other property of the Trust (other than the physical platinum and palladium bullion) of a kind permitted pursuant to the Trust’s investment objective, strategy and restrictions and to hold and retain the same in trust in its capacity as Trustee;

(d)

to enter into and settle foreign exchange transactions on behalf of the Trust for purposes of facilitating settlement of trades of property of the Trust held by it at any time and any such transactions may be entered into with such counterparties as the Trustee may choose, in its sole discretion, including its affiliates;

(e)

to sell, convey, exchange for other securities or other property, convert, transfer, assign, pledge, encumber or otherwise dispose of any property of the Trust held by it at any time, by any means considered reasonable by the Trustee and to receive the consideration and grant discharges therefor;

(f)

to commence, defend, adjust or settle suits or legal proceedings in connection with the Trust and to represent the Trust in any such suits or legal proceedings and to keep the Manager informed; provided, however, that the Trustee will not be obliged or required to do so unless it has been indemnified to its satisfaction against all expenses and liabilities sustained or anticipated by the Trustee by reason thereof;

(g)	subject to applicable securities legislation, to lend money whether secured or unsecured;

(h)

to exercise any conversion privileges, subscription rights, warrants and/or other rights or options available in connection with any property of the Trust at any time held by the Trustee, and to make any payments incidental thereto; to consent to, or otherwise participate in or dissent from, the reorganization, consolidation, amalgamation or merger of any corporation, company or association, or to the sale, mortgage, pledge or lease of the property of any corporation, company or association, or of any of the securities of which may at any time be held by it, and to do any act with reference thereto, including the delegation of discretionary powers, the exercise of options, the making of agreements or subscriptions and the payment of expenses, assessments or subscriptions which it may deem necessary or advisable in connection therewith; to hold any property of the Trust which it may so acquire and generally to exercise any of the powers of any owner with respect to property of the Trust, provided that where direction from the Manager is not provided within the time frame specified by the Trustee in any notice provided in accordance with the Trust Agreement, the Trustee will take no action;

(i)

to vote personally, or by general or by limited proxy, any property of the Trust which may be held by it at any time, and similarly to exercise personally or by general or by limited power of attorney any right appurtenant to any property of the Trust held by it at any time, provided that where direction is not provided by the Manager within the time frame as set out in the voting materials forwarded to it in accordance with the Trust Agreement, the Trustee will take no action;

(j)

to incur and pay out of the property of the Trust held by it at any time any charges or expenses and disburse any assets of the Trust, which charges, expenses or disbursements are, in the opinion of the Trustee or the Manager, as the case may be, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the business of the Trust including, without limitation, the management fee, fees payable to the custodians, the valuation agent, and the registrar and transfer agent, custodian settlement fees, any expenses related to the implementation and ongoing operation of an IRC under applicable Canadian securities legislation, brokerage fees and commissions, applicable taxes, or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustee in connection with the Trust or the property of the Trust or upon or against the property of the Trust or any part thereof and for any of the purposes under the Trust Agreement;

(k)

to renew or extend or participate in the renewal or extension of any property of the Trust held by it at any time, upon such terms as it may deem advisable, and to agree to a reduction in the rate of interest on any property of the trust or of any guarantee pertaining thereto, in any manner and to any extent that it may deem advisable; to waive any default whether in the performance of any covenant or condition of any property of the Trust, or in the performance of any guarantee, or to enforce rights in respect of any such default in such manner and to such extent as it may deem advisable; to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure with or without paying a consideration therefore and in connection therewith to release the obligation on the covenant secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies in respect of any such security or guarantee pertaining thereto;

(l)

to make, execute, acknowledge and deliver any and all deeds, leases, mortgages, conveyances, contracts, waivers, releases of other documents of transfer and any and all other instruments in writing that may be necessary or proper for the accomplishment of any of the powers granted under the Trust Agreement, whether for a term extending beyond the office of the Trustee or beyond the possible termination of the Trust or for a lesser term;

(m)

in its sole discretion, to advance monies to the Trust for the purposes of settlement of transactions and overdrafts against the property of the Trust held by it at any time, on such terms and conditions as the Trustee may, in its sole discretion, determine, provided that, in order to secure the obligations of the Trust to repay such borrowings, the principal of and interest charged on such borrowing will be paid out of the relevant property of the Trust and will constitute a charge against the relevant property of the Trust until paid;

(n)

to deposit any property of the Trust, including securities and documents of title held by it under the Trust Agreement, with the custodian, including the Trustee, any of its affiliates, a sub-custodian appointed by the Trustee or a depository;

(o)

to employ in respect of the Trust such counsel, auditors, advisors, agents or other person as the Trustee may deem necessary from time to time for the purpose of discharging its duties under the Trust Agreement and to pay out of the Trust their reasonable expenses and compensation;

(p)	to issue units for consideration and redeem units as set forth in the Trust Agreement;
(q)

to dispose of any property of the Trust for the purpose of paying obligations of the Trust or for repaying any loan authorized under the Trust Agreement, and the Trustee will give prompt notice to the Manager of any such disposition;

(r)

to hold such portion of the property of the Trust held by it at any time that is uninvested in cash and, from time to time, to retain such cash balances on deposit with the Trustee or any of its affiliates or with a chartered bank or other depository, in such account as the Trustee, in its sole discretion determines, whether or not such deposits will earn interest;

(s)

to delegate any of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as specifically provided in the Trust Agreement; and

(t)

to do all such acts, to take all such proceedings and to exercise all such rights and privileges, although not specifically mentioned under the Trust Agreement, as the Trustee may deem necessary to administer the Trust, and to carry out the purposes of the Trust.

The exercise of any one or more of the foregoing powers or any combination thereof from time to time will not exhaust the rights of the Trustee to exercise such power or powers or combination of them thereafter from time to time.

The following powers set forth above can be exercised by the Trustee only on the direction of the Manager: subsections (b), (c), (e), (f), (g), (h), (i), (j) as applicable, (k), (l), (n), and (q), and with respect to subsection (n), to the extent that the Trustee is required to execute any documents relating to such investments which the Trustee did not negotiate or in respect to which the Trustee is not responsible under the Trust Agreement, upon an indemnity being provided from the Manager acceptable to the Trustee in the circumstances.

The Trustee may, in its sole discretion, appoint, employ, invest in, contract or deal with any individual, firm, partnership, association, trust or body corporate with which it may be directly or indirectly affiliated or in which it may be directly or indirectly interested, whether on its own account or for the account of another (in a fiduciary capacity or otherwise) and, without limiting the foregoing, the Trustee may:

(a)

purchase, hold, sell, invest in or otherwise deal with securities or other property of the same class and nature as may be held by the Trust, whether on the Trustee’s own account or for the account of another (in a fiduciary capacity or otherwise);

(b)

use in other capacities, knowledge gained in its capacity as Trustee, provided that such use does not adversely affect the interests of the Trust and provided further that the Trustee may not make use of any specific confidential information for its own benefit or advantage that, if generally known, might be expected to affect materially the value of the property of the Trust or the units;

(c)	retain cash balances from time to time on hand in the Trust and pay interest to the Trust on such balances and the Trustee may, in its sole discretion:
(i)	hold the same on a pooled basis and pay interest thereon at the rate from time to time established by the Trustee and paid with respect to cash balances so held for similar accounts; or
(ii)

hold such cash balances on deposit with a Canadian chartered bank or such other deposit taking institution in any jurisdiction, including itself or its affiliates, in such interest-bearing account as the Trustee, in its sole discretion, may determine; and,

(d)

provide financial, investment or brokerage services related to any securities which form part of the property of the Trust or to the issuer of any securities forming part of the property of the Trust, invest in the securities or other property of any body corporate with which the Trustee may be directly or indirectly associated, affiliated or interested, or earn profits from any of the activities listed above, all without being liable to account therefor and without being in breach of the trust established under the Trust Agreement.

Standard of Care and Indemnification of the Trustee

Pursuant to the Trust Agreement, the Trustee is required to exercise the powers and discharge the duties of its office honestly and in good faith and in connection therewith exercise the degree of care, diligence and skill that a reasonably prudent Canadian trust company would exercise in comparable circumstances.

The Trust Agreement provides that the Trustee will:

(i)	be fully protected in acting upon any instrument, certificate or other writing believed by it to be genuine and to be signed or presented by the proper person or persons;
(ii)

be under no duty to make any investigation or inquiry as to any statement contained in any such writing but may accept the same as conclusive evidence of the truth and accuracy of the statements therein contained;

(iii)	not be responsible or liable except as provided in accordance with the Trust Agreement for:
(A)	the proper application by any unitholder of any part of its interests in the Trust if payments are made in accordance with written directions of such unitholder as provided in the Trust Agreement;
(B)	the adequacy of the Trust to meet and discharge any and all payments and liabilities in respect of a unitholder;
(C)	the compliance by any unitholder with the rules under the Tax Act or any applicable laws including limits on investments in non-Canadian securities;
(D)	the validity of title to any Trust assets which the Trustee did not arrange itself to have registered;
(E)

any act or omission (other than an act or omission related solely to the Trustee) required or demanded by any governmental, taxing regulatory or other competent authority in any country in which all or any part of the Trust assets is held or which has jurisdiction over the Trustee, the Manager or the Trust;

(F)

any loss or damage of any nature whatsoever resulting from official action, war or threat of war, insurrection or civil disturbance, interruption in postal, telephone, telegraph, telex or other electromechanical communication systems or power supply, or any other factor beyond the Trustee’s control which obstructs, affects, prohibits or delays the Trustee, its directors, officers, employees or agents in carrying out the responsibilities provided for in the Trust Agreement, in whole or in part;

(G)	any ongoing monitoring of the investment objectives, strategies or restrictions of the Trust or any risk factor whatsoever related thereto;
(H)

any property of the Trust which it does not hold or which is not directly controlled by it, its affiliates or its appointed agents (including any sub-custodians), including any assets pledged or loaned to a third party or any property of the Trust held by the Mint or a sub-custodian of the Mint; or

(I)

any compliance, reporting or filings in accordance with applicable securities legislation or U.S. tax laws, regulations, rules or policies that apply to the Trust, including for greater certainty the additional trustee duties.

The Trustee may rely and act upon any statement, report or opinion prepared by or any advice received from the Trust’s auditors, solicitors or other professional advisors of the Trust and will not be responsible nor held liable for any loss or damage resulting from so relying or acting if the advice was within the area of professional competence of the person from whom it was received, the Trustee acted in good faith in relying thereon and the professional advisor was aware that the Trustee was receiving the advice in its capacity as Trustee of the Trust and the Trustee acted in good faith in relying thereon.

In addition, the Trustee will in no way be responsible for, nor incur any liability based on, the action or failure to act or for acting pursuant to or in reliance on instructions of the Manager, any custodian of physical platinum and palladium bullion (if not the Trustee), any custodian of the other assets of the Trust (if not the Trustee), the Trust’s valuation agent (if not the Trustee), the Trust’s registrar and transfer agent (if not the Trustee), or any person or organization to whom its responsibilities are delegated pursuant to the Trust Agreement.

The Trustee will not be liable to the Trust or to any unitholder for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the value of the net assets of the Trust or to any particular asset of the Trust, except to the extent that the Trustee does not meet its standard of care described above.  In no event will the Trustee be liable for indirect, consequential or special damages including, but not limited to, loss of reputation, good will or business.

Except to the extent that any such claim has been directly caused by the negligence, willful misconduct or dishonesty on the part of the Trustee, its affiliates, nominees or agents or any of their respective directors, officers and employees or the Trustee’s failure to meet its standard of care set forth above, the Trustee, its affiliates, nominees and agents and each of their respective directors, officers and employees will at all times be indemnified and held harmless by the Trust and to the extent that the property of the Trust is insufficient for such purpose, by the Manager, from and against:

(a)

all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Trustee’s duties as Trustee, and

(b)	all other liabilities, costs, charges and expenses which any of them sustains or incurs in or about or in relation to the affairs of the Trust.

The commencement of formal legal proceedings will not be a precondition for indemnification under the Trust Agreement.

Except to the extent that any such claim, cost, charge or expense has been directly caused by the negligence, willful misconduct or dishonesty on the part of the Trustee, its affiliates, nominees or agents or any of their respective directors, officers and employees or the Trustee’s failure to meet its standard of care set forth above, with respect to any references in the Trust Agreement to: (i) distributions being at the discretion of the Trustee acting on the direction of the Manager; or (ii)

the Trustee having the power to vary the investments of the Trust in accordance with the Trust’s investment objective, strategy, and investment and operating restrictions, together with any duties, obligations or responsibilities related thereto, referred to herein as the additional trustee duties, the Manager agrees that:

(a)	the Trustee will not have any liability with respect to such additional trustee duties; and
(b)	in addition to the foregoing indemnity provided to the Trustee under the Trust Agreement, the Manager agrees to indemnify the Trustee and its directors, officers, employees and agents for:
(i)

all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the additional trustee duties; and

(ii)	all other liabilities, costs, charges and expenses which any of them sustains or incurs in or about or in relation to such additional trustee duties,

that arise or result from any conflict between such additional trustee duties and the Trustee’s defined duties, obligations and responsibilities as set out in the Trust Agreement (excluding such additional trustee duties) and agreed upon by the Manager.

From time to time, in order to provide services to the Manager pursuant to the Trust Agreement, the Trustee may be required to engage sub-custodians in certain markets that the Trustee has identified as being high risk and designated as “Designated Markets” in the Trust Agreement.  The Trust Agreement contains a list of such Designated Markets, which the Trustee may amend from time to time, subject to the Manager’s ability to raise any concerns about markets to be added to such list.  Currently, the list contains the following four Designated Markets: Argentina, Nigeria, the Russian Federation, and Vietnam.  Pursuant to the Trust Agreement, a Designated Market is a market where the risks of engaging a sub-custodian are significantly greater than they would be in more established markets.  Under the Trust Agreement, the Trustee is responsible for the negligence and wrongful acts of its sub-custodians.  However, where the Trustee engages a sub-custodian in a Designated Market, the Trustee will not be responsible for the negligence or wrongful acts of such sub-custodians and such negligence or wrongful acts will not be considered to be a breach by the Trustee of its standard of care or negligence for the purposes of the Trust Agreement.  Notwithstanding the aforementioned, the Trustee has agreed that it will continue to accept responsibility for the selection and ongoing monitoring of its sub-custodians in all markets, except Designated Markets, in accordance with its standard of care.  The Manager has agreed that it and any investment manager the Manager engages for the Trust will be responsible for apprising themselves of the specific risks to the Trust involved in the investment and reinvestment of the Trust’s property in all markets in which such property is located from time to time.  The Trustee currently does not intend to engage sub-custodians in these markets.

Resignation or Removal of the Trustee and Successor Trustees

The Trustee or any successor trustee may resign as Trustee of the Trust created by the Trust Agreement by giving notice to the unitholders and to the Manager not less than ninety days prior to the date when such resignation takes effect.  Such resignation will take effect on the date specified in such notice unless at or prior to such date a successor trustee is appointed by the Manager in which case such resignation will take effect immediately upon the appointment of such successor trustee.

The Trustee may be removed by the Manager at any time by notice to the Trustee and the unitholders not less than ninety days prior to the date that such removal is to take effect, provided a successor trustee is appointed or the Trust is terminated and dissolved in accordance with the Trust Agreement.

In the event that the Trustee resigns or is removed or becomes incapable of acting or if for any cause a vacancy occurs in the office of Trustee, a successor trustee will forthwith be appointed by the Manager to fill such vacancy.  Following such appointment of a successor trustee, the Trustee will execute and deliver such documents as the Manager may reasonably require for the conveyance of any Trust assets (other than the Trust’s physical platinum and palladium bullion) held in the Trustee’s name to the successor trustee, and will account to the Manager for all of the Trust assets which the Trustee retains as trustee and will thereupon be discharged as trustee.

In the event that the Manager fails to appoint a successor to the Trustee, the Trust will be terminated and dissolved upon the effective date of the resignation or removal of the Trustee and, after providing for liabilities of the Trust, the Trust’s assets will be distributed to the unitholders pro rata.  The Trustee will continue to act as trustee of the Trust until such Trust assets have been so distributed.  Fees and expenses of the Trustee will be a charge, to the extent permitted by applicable law, on the assets of the Trust or the interests of the unitholders to secure payment thereof.  See “Termination of the Trust”.

Amendments to the Trust Agreement

Any provision of the Trust Agreement may be amended, deleted, expanded or varied by the Manager, with the approval of the Trustee, upon notice to unitholders, if the amendment, in the opinion of counsel for either the Trustee or the Manager, does not constitute a material change and does not relate to any of the matters specified below under “Unitholder Approval”.  Notwithstanding the foregoing, no amendment may be made which adversely affects the pecuniary value of the interest of any unitholder or restricts any protection provided to the Trustee or impacts the responsibilities of the Trustee under the Trust Agreement.

The Trust Agreement may also be amended by the Manager without the approval of or notice to unitholders for the following purposes:

(a)	to remove any conflicts or other inconsistencies which may exist between any terms of the Trust Agreement and any provisions of any applicable law affecting the Trust;
(b)

to make any change or correction in the Trust Agreement which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

(c)

to bring the Trust Agreement into conformity with applicable laws, rules and policies of securities regulatory authorities, stock exchanges on which the units are listed or with current practice within the securities industry, provided that any such amendment does not adversely affect the rights, privileges or interests of any unitholder;

(d)	to maintain, or permit the Manager to take such steps as may be desirable or necessary to maintain the status of the Trust as a “mutual fund trust” for the purposes of the Tax Act; or
(e)	to provide added protection to unitholders.

Unitholder Approval

Certain matters relating to the Trust require approval by the unitholders.  Such approval may be given at a meeting duly called for that purpose pursuant to the Trust Agreement or by written resolution.  Any provision of the Trust Agreement may be amended, deleted, expanded or varied with the approval of the unitholders for the following purposes by resolution passed by an ordinary resolution, which must be approved by the vote, in person or by proxy, of unitholders holding units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, at a duly constituted meeting of unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by unitholders holding units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, other than items (i), and (ii), which require approval of unitholders by an extraordinary resolution, which must be approved by the vote, in person or by proxy, of unitholders holding units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, at a duly constituted meeting of unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by unitholders holding units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement:

(i)	a change in the fundamental investment objective of the Trust;
(ii)

a change in the investment and operating restrictions of the Trust, unless such change or changes are necessary to ensure compliance with applicable laws or other requirements imposed from time to time by applicable securities regulatory authorities or stock exchanges on which the units are listed;

(iii)

any change in the basis of calculating a fee or expense that is charged to the Trust or directly to its unitholders by the Trust or the Manager in connection with the holding of units which could result in an increase in charges to the Trust or to its unitholders other than a fee or expense charged by a person that is at arm’s length to the Trust and the Trust has provided written notice to unitholders no later than 60 days before the effective date of such change;

(iv)

the introduction of a fee or expense to be charged to the Trust or directly to its unitholders by the Trust or the Manager in connection with the holding of units which could result in an increase in charges to the Trust or to its unitholders;

(v)	a reduction in the frequency of calculating the value of net assets of the Trust, the NAV, the value of the net assets of a class or the net asset value per unit of a class;
(vi)	a change in the Manager, unless the successor manager is an affiliate of the current Manager or the successor manager occurs primarily as a result of a reorganization of the current Manager;
(vii)

the Trust undertakes a reorganization with, or transfers its assets to, another investment fund, if (A) the Trust ceases to continue after the reorganization or transfer of assets, and (B) the transaction results in the unitholders becoming unitholders in the other investment fund, unless the IRC has approved such action according to applicable Canadian law, the action complies with applicable Canadian securities legislation and written notice of such action will be sent to unitholders at least 60 days before the effective date of such action; or

(viii)

the Trust undertakes a reorganization with, or acquires assets from, another investment fund, if (A) the Trust continues after the reorganization or acquisition of assets, (B) the transaction results in the unitholders of the other investment fund becoming unitholders in the Trust, and (C) the transaction would be a material change to the Trust.

Any reorganization or transfer of assets pursuant to clause (vii) or (viii) above, including a transaction approved by the IRC pursuant to clause (vii)(B), must satisfy the following criteria:

(i)

the reorganization of the Trust with another investment fund or the transfer of assets must be accomplished on a tax-deferred rollover basis for unitholders and for unitholders of the other investment fund and must be a tax-deferred transaction for U.S. federal income tax purposes for U.S. unitholders and for unitholders of the other investment fund;

(ii)

the investment fund with which the Trust is reorganized or which receives the Trust’s assets: (A) is classified as a corporation for U.S. federal income tax purposes, (B) does not take any action inconsistent with its classification as a corporation for U.S. federal income tax purposes, and (C) does not elect to be treated as an entity other than a corporation for such purposes; and

(iii)

the investment fund surviving the reorganization or transfer of assets: (A) within 45 days from the end of each taxable year of the investment fund, determines, or causes to be determined, whether the investment fund was a passive foreign investment company (a “PFIC”) in such taxable year; (B) provides or causes to be provided to unitholders of the investment fund all information necessary to enable unitholders or beneficial owners of units of the investment fund, as applicable, to elect to treat the investment fund as a QEF for U.S. federal income tax purposes and to comply with any reporting or other requirements incident to such election; and (C) within 45 days from the end of each taxable year of the investment fund in which the investment fund is a PFIC, provides, or causes to be provided, to unitholders or beneficial owners of units of the investment fund, as applicable, a completed “PFIC Annual Information Statement” as required by U.S. Treasury Regulations Section 1.1295-1(g) and otherwise complies with the applicable requirements of the U.S. Treasury Regulations.

In addition, any material amendment, modification or variation in the provisions of or rights attaching to a particular class or series of a class of units must be approved by an extraordinary resolution of the unitholders of that class or series of class of units, as the case may be.

The consent of the Trustee is required to any amendment if the amendment restricts any protection provided to the Trustee or impacts the responsibilities of the Trustee under the Trust Agreement.

The auditors of the Trust may not be changed by the Manager unless the IRC has approved the change of auditors in accordance with applicable Canadian securities legislation, and written notice will be sent to unitholders and the Trustee no later than 60 days before the effective date of the change of auditors.

Notice of any amendment to the Trust Agreement will be given in writing to unitholders, and any such amendment will take effect on a date specified therein and not less than 60 days after notice of the amendment is given to unitholders, except that the Manager and the Trustee may agree that any amendment will become effective at an earlier date if in the opinion of the Manager and the Trustee an earlier date is desirable, provided such amendment does not adversely affect the rights, privileges or interests of any unitholder.

Custodians

Custodian for the Trust’s Physical Platinum and Palladium Bullion

The Mint acts as custodian of physical platinum and palladium bullion owned by the Trust pursuant to the Storage Agreements.  The principal office of the Mint is located at 320 Sussex Drive, Ottawa, Ontario, Canada K1A 0G8.  The Mint is permitted to act as the custodian for such purposes pursuant to the Exemptive Relief.  See “Exemptions and Approvals”.  The Mint is a Canadian Crown corporation responsible for the minting and distribution of Canada’s circulation coins.  An ISO 9001-2000 certified company, the Mint offers a wide range of specialized, high quality coinage products and related services on an international scale. For its services under the Platinum Storage Agreement, which agreement shall continue until terminated by either party, the Mint receives: (a) storage fees per month - $0.06 per ounce, with a minimum charge of $75.00; (b) redemption fees - at the Mint’s discretion, up to a maximum of 1% of the value of the physical platinum bullion as calculated by the Mint using the P.M. price of platinum as published by the London Bullion Market Association (the “LBMA”) on the day of redemption, plus a $250.00 administrative fee; and (c) withdrawal and transfer fees - $1.00 per plate or ingot, plus a $125.00 administrative fee. For its services under the Palladium Storage Agreement, which agreement shall continue until terminated by either party, the Mint receives: (a) storage fees per month - based on the value of the bullion stored per calendar day, with a minimum monthly fee of $225.00; palladium exceeding a value of (i) $1,000,000, $0.00531 per $1,000, (ii) $3,000,000, $0.00503 per $1,000, (iii) $5,000,000, $0.00479 per $1,000, (iv) $10,000,000, $0.00454 per $1,000, (v) $25,000,000, $0.00430 per $1,000; and (vi) $50,000,000, $0.00300 per $1,000; (b) deposit and withdrawal fees - $0.30 per kilogram (for bars greater than 1 kilogram/30 troy ounces), with a minimum of $40.00 per incoming shipment and $0.08 per item of small bars or coins, with a minimum of $50.00 per incoming shipment; (c) redemption fees - at the Mint’s discretion, up to a maximum of 1% of the value of the physical palladium bullion as calculated by the Mint using the P.M. price of palladium as published by the LBMA on the day of redemption, plus a $250 administration fee. The Mint charges

HST on storage fees for bullion stored in Canada (but not for bullion stored outside Canada).  The Mint’s fees are subject to increase 30 days following delivery of a written notice to that effect in the event of changes in economic conditions that increase the Mint’s operating costs.  Transportation of physical platinum and palladium bullion to or from the Mint by way of armored transportation service carrier is subject to a separate agreement between the Manager and the Mint, pursuant to which the Trust is obligated to reimburse the Mint for such transportation costs (except in connection with a redemption of units for physical platinum and palladium bullion by a unitholder, in which case such costs will be borne by the redeeming unitholder).

The Mint has appointed Loomis to act as sub-custodian of the physical palladium bullion on a fully allocated basis at vault facilities located in London or Zurich.

Under each of the Storage Agreements, upon the initial notice being delivered, the Mint or its sub-custodian, as the case may be, receives such physical platinum and palladium bullion based on a list provided by the Manager in such written notice that specifies the amount, weight, type, assay characteristics and value, and serial number of the Good Delivery plates or ingots, as the case may be.  After verification, the Mint issues a “Receipt of Deposit” that confirms the plate or ingot count and the total weight in troy ounces in respect of each of physical platinum and palladium bullion.  Pursuant to each of the Storage Agreements, the Mint reserves the right to refuse delivery in the event of storage capacity limitations.  In the event of a discrepancy arising during the verification process, the Mint will promptly notify the Manager.  The Mint keeps the Trust’s physical platinum and palladium bullion specifically identified as the Trust’s property and keeps it physically segregated at all times from any other property belonging to the Mint or other of its customers.  The Mint provides a monthly inventory statement, which the Manager reconciles with the Trust’s records of its physical platinum and palladium bullion holdings.  The Manager has the right to count and have the Trust’s auditors subject the Trust’s physical platinum and palladium bullion to audit procedures at the Mint and at the sub-custodian upon request and notice on any Mint business day (which means any day other than a Saturday, Sunday or a holiday observed by the Mint) during the Mint’s or the sub-custodian’s regular business hours, provided that such physical count or audit procedures do not interrupt the routine operation of the applicable custodian’s facility.  During any such physical count or audit procedures being undertaken with respect to the Trust’s physical platinum and palladium bullion, the Mint will receive a fee of $500 per hour pursuant to the Storage Agreements.

Except as otherwise provided in the Storage Agreements, upon the receipt and taking into possession and control of any of the Trust’s physical platinum and palladium bullion, whether through physical delivery or a transfer of physical platinum and palladium bullion from a different customer’s account at the Mint, the Mint’s liability commences with respect to such physical platinum and palladium bullion.  The Mint bears all risk of physical loss of, or damage to, physical platinum and palladium bullion of the Trust in the Mint’s custody (regardless of the location at which the Mint decides to store physical platinum and palladium bullion), except in the case of circumstances or causes beyond the Mint’s reasonable control, including, without limitation, acts or omissions or the failure to cooperate of another party to the Storage Agreements, a sub-custodian and any entities and/or individuals under their respective control, their respective officers, directors, employees or other personnel and authorized agents, fire or other casualty, act of God, strike or labour dispute, war or other violence, or any law, order or requirement of any governmental agency or authority, and has contractually agreed to replace or pay for lost, damaged or destroyed physical platinum and palladium bullion in the Trust’s account while in the Mint’s care, custody and control.  Under each of the Storage Agreements, the Mint’s liability terminates with respect to any physical platinum and palladium bullion upon termination of the applicable Storage Agreement, whether or not the Trust’s physical platinum and palladium bullion remains in the Mint’s or its sub-custodian’s possession and control, upon transfer of such physical platinum and palladium bullion to a different customer’s account at the Mint or at the time such physical platinum and palladium bullion is remitted to the armored transportation service carrier pursuant to delivery instructions provided by the Manager on behalf of a redeeming unitholder.

In the event that either party to a Storage Agreement discovers physical loss, damage or destruction of the Trust’s physical platinum and palladium bullion, such party must give written notice to the other party within one Mint business day after the discovery of any such loss, damage or destruction, but, in the event that the Manager receives a written statement from the Mint in which a discrepancy in the quantity of physical platinum and palladium bullion first appears, the Manager must give the Mint a notice of loss regarding such a discrepancy no later than 60 days following receipt of said written statement.  In the event of loss, damage and/or destruction of the physical platinum and palladium bullion for which the Mint bears the risk of loss, the Mint will, in its discretion, either (subject to any adjustments due to discrepancies between such notice and the Mint’s records): (i) replace the lost and/or destroyed physical platinum and palladium bullion based on the weight and assay characteristics provided in the Trust’s initial notice; (ii) compensate the Trust for the monetary value of the lost and/or destroyed physical platinum and palladium bullion based on the weight and assay characteristics provided in the Trust’s initial notice; or (iii) replace a portion of the lost and/or destroyed physical platinum and palladium bullion based on the weight and assay characteristics provided in the Trust’s initial notice and compensate the Trust for the monetary value of the reaming portion of the lost and/or destroyed physical platinum and palladium bullion based on the weight and assay characteristics provided in the Trust’s initial notice, and the market value of the lost and/or destroyed physical platinum and palladium bullion using the price of the LBMA following applicable price on the first trading day following the discovery of said loss and/or destruction.  To the extent that the Mint bears the risks of loss, destruction or damage, the Mint will restore the portion of the damaged physical platinum and palladium bullion to at least as good a state as it was prior to being so damaged.  If such notice is not given in accordance with the terms of the applicable Storage Agreement, all claims against the Mint will be deemed to have been waived.  In addition, no action, suit or other proceeding to recover any loss, damage or destruction may be brought against the Mint unless notice of such loss, damage or destruction has been given in accordance with the terms of the applicable Storage Agreement and unless such action, suit or proceeding shall have been commenced within 12 months from the time such notice is sent to the Mint.  The Mint will not be responsible for any special, incidental, consequential, indirect or punitive losses or damages (including lost profits or lost savings), except as a result of gross negligence or willful misconduct by the Mint and whether or not the Mint had knowledge that such losses or damages might be incurred.

The Mint operates pursuant to the Royal Canadian Mint Act (Canada) and is a Canadian Crown corporation.  Crown corporations are “agents of Her Majesty the Queen” and, as such, their obligations generally constitute unconditional obligations of the Government of Canada.  A Crown corporation may be sued for breach of contract or for wrongdoing in tort where it has acted on its own behalf or on behalf of the Crown.  However, a Crown corporation may be entitled to immunity if it acts as agent of the Crown rather than in its own right and on its own behalf.  Although the Mint has entered into the Storage Agreements on its own behalf and not on behalf of the Crown, a court may determine that, when acting as custodian of the Trust’s physical platinum and palladium bullion, the Mint acted as agent of the Crown, and that the Mint may be entitled to immunity of the Crown.  Consequently, a unitholder may not be able to recover for any losses incurred as a result of the Mint’s acting as custodian of the Trust’s physical platinum and palladium bullion.  See “Risk Factors—Under Canadian law, the Trust and unitholders may have limited recourse against the Mint”.  The Storage Agreements does not establish a principal and agent relationship, partnership or joint venture between the Mint and the Manager nor does it establish a contractual relationship between the Mint and the unitholders.

The Mint reserves the right to reject physical platinum and palladium bullion delivered to it if the physical platinum and palladium bullion contains a hazardous substance or if the physical platinum and palladium bullion is or becomes unsuitable or undesirable for metallurgical, environmental or other reasons.

The Manager, with the consent of the Trustee, has the authority to change the custodial arrangement described above including, but not limited to, the appointment of a replacement custodian and/or additional custodians.  Either party may terminate the Storage Agreements by giving written notice to the other party of its intent to terminate the applicable Storage Agreement if: (i) the other party has committed a material breach of its obligations under such Storage Agreement that is not cured within 10 business days following the receipt of written notice of such material breach; (ii) the other party is dissolved or adjudged bankrupt, or a trustee, receiver or conservator of the other party or of its property is appointed, or an application for any of the foregoing is filed; or (iii) the other party is in breach of any representation or warranty contained in such Storage Agreement.  Either party may terminate such Storage Agreement for convenience by giving the other party 60 calendar days written notice to that effect.  The obligations of the Mint include, but are not limited to, maintaining an inventory of the Trust’s physical platinum and palladium bullion stored with the Mint, providing a monthly inventory to the Trust, maintaining the Trust’s physical platinum and palladium bullion physically segregated and specifically identified as the Trust’s property, and taking good care, custody and control of the Trust’s physical platinum and palladium bullion.  The Trust believes that all of these obligations are material and anticipates that the Manager would terminate the Mint as custodian if the Mint breaches any such obligation and does not cure such breach within 10 business days of the Manager giving written notice to the Mint of such breach.

The Mint carries such insurance as it deems appropriate for its businesses and its position as custodian of the Trust’s physical platinum and palladium bullion and will use its commercially reasonable efforts to provide the Manager, on behalf of the Trust, with not less than 30 days’ notice of any cancellation or termination of such coverage.  Based on information provided by the Mint, the Manager believes that the insurance carried by the Mint, together with its status as a Canadian Crown corporation with its obligations generally constituting unconditional obligations of the Government of Canada, provides the Trust with such protection in the event of loss or theft of the Trust’s physical platinum and palladium bullion stored at the Mint that is consistent with the protection afforded under insurance carried by other custodians that store platinum and palladium commercially.  In addition, if the Mint were to become a private enterprise, the Manager on behalf of the Trust will make a determination whether the Mint should remain the custodian of the Trust’s physical platinum and palladium bullion in light of applicable circumstances, such as the likelihood of receipt of Canadian securities regulatory approval for the Mint to continue to act as a custodian of the Trust after such privatization, the level of insurance carried by the Mint after such privatization, the availability of other custodians and the risk in moving the Trust’s physical platinum and palladium bullion to another custodian.

Custodian for the Trust’s Assets Other Than Physical Platinum and Palladium Bullion

Pursuant to the Trust Agreement, RBC Investor Services acts as the custodian of the Trust’s assets other than physical platinum and palladium bullion.  As compensation for the custodial services rendered to the Trust, RBC Investor Services receives such fees as mutually agreed upon with the Manager from time to time, currently approximately $2,500 per year.  These fees are paid by the Trust out of the cash reserve held for ongoing expenses and cash redemptions.  RBC Investor

Services is responsible for the safekeeping of all of the assets of the Trust delivered to it and acts as the custodian of such assets.  The Manager, in accordance with applicable law and with the consent of the Trustee, has the authority to change the custodial arrangement described above including, but not limited to, the appointment of a replacement custodian and/or additional custodians.  RBC Investor Services carries such insurance as it deems appropriate for its businesses and its position as custodian of the Trust’s assets.  The Trust Agreement does not require RBC Investor Services to carry insurance in connection with any claims the Trust or unitholders may have against RBC Investor Services in its capacity as custodian of the Trust’s assets other than platinum and palladium bullion.

Auditors

KPMG LLP was appointed as the Trust’s auditors effective as of January 1, 2016 in respect of the financial year of the Trust commencing on such date. KPMG LLP’s principal office is located at the Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2S5.

The auditors will annually audit the financial statements of the Trust to determine whether they fairly represent, in all material respects, the Trust’s financial position, financial performance and changes in equity and cash flows in accordance with IFRS.

Transfer Agent and Registrar

Pursuant to a transfer agent, registrar and disbursing agent agreement dated as of December 13, 2012 between TSX Trust Company (formerly Equity Financial Trust Company) and the Manager, TSX Trust Company was appointed as the transfer agent and registrar for the units (the “Transfer Agent Agreement”).  TSX Trust Company’s principal office is located at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, and the register of units is kept at such address.

The Transfer Agent Agreement may be terminated by either party to such agreement on 60 days’ notice in writing being given to the other at the address set out in such agreement or at such other subsequent address of which notice has been subsequently given.  Notwithstanding the foregoing, the Transfer Agent Agreement may be terminated by TSX Trust Company on 30 days’ notice in writing to the Trust in the event the Trust refuses or fails to pay an invoice for fees and expenses, or other demand for payment issued or made pursuant to such agreement by TSX Trust Company, within 60 days of the original invoice or demand.

TSX Trust Company receives fees for the transfer agent and registrar-related services provided to the Trust.

Valuation Agent

Pursuant to a valuation services agreement dated as of December 17, 2012 between the Manager and RBC Investor Services as valuation agent, RBC Investor Services was appointed by the Manager as the valuation agent of the Trust (the “Valuation Service Agreement”).  The valuation agent provides, among other things, valuation and financial reporting to the Trust and calculates the value of the net assets of the Trust and NAV pursuant to the terms of the Valuation Service Agreement.  See “Calculation of Net Asset Value”.

In carrying out its duties as valuation agent, the valuation agent is required to exercise the powers and discharge the duties of its office honestly and in good faith and, in connection therewith, must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Except to the extent any liability arises directly out of the negligence, willful misconduct or lack of good faith of the valuation agent, the valuation agent is not be liable for any act or omission in the course of, or connected with, rendering the services under the Valuation Service Agreement or for loss to, or diminution of, the Trust’s property.  In no event will the valuation agent be liable for any consequential or special damages including, but not limited to, loss of reputation, goodwill or business.  The Manager will indemnify and hold harmless the valuation agent, its affiliates and agents, and their respective directors, officers, and employees from and against all taxes, duties, charges, costs, expenses, damages, claims, actions, demands and any other liability whatsoever to which any such persons or entities may become subject, including legal fees, judgments and amounts paid in settlement in respect of anything done or omitted to be done in connection with the valuation services provided under the Valuation Service Agreement, except to the extent incurred as a result of the negligence, willful misconduct or lack of good faith of the indemnified party.  Notwithstanding the foregoing, the liability of the valuation agent under the Valuation Service Agreement will in no event exceed the aggregate amount of fees received by the valuation agent from the Manager with respect to the services provided during the immediately preceding twelve months.

The Valuation Service Agreement provides that it may be terminated by either party without penalty at any time by providing to the other party 60 days’ prior written notice of such termination unless the parties mutually agree in writing to a different period.  Either party may terminate Valuation Service Agreement immediately upon notice in the event that either party is declared bankrupt or will be insolvent, the assets or the business of either party become liable to seizure or confiscation by a public or governmental authority, or the Manager’s power and authority to act on behalf of, or to represent, the Trust has been revoked, terminated or is otherwise no longer in full force and effect.

The valuation agent receives fees for the valuation services provided to the Trust.

PRINCIPAL HOLDERS OF SECURITIES

(a)

no person or company owns of record or beneficially, directly or indirectly, or is known by the Manager to own beneficially, directly or indirectly, more than 10% of the issued and outstanding units of the Trust;

(b)

no person or company owns of record or beneficially, directly or indirectly, or is known by the Manager to own beneficially, directly or indirectly, more than 10% of the issued and outstanding units of the Manager, other than Sprott Inc. which owns of record approximately 1,342,803,464 units of the Manager, representing 99.99% of the issued and outstanding units of the Manager;

(c)

the Trustee, and the directors and senior officers of the Manager beneficially own, in the aggregate: (i) less than 10% of the issued and outstanding units of the Trust; (ii) none of the issued and outstanding units of the Manager; and (iii) none of the voting or equity securities of any person or company that provides services to the Trust or the Manager; and

(d)	the members of the IRC do not own, directly or indirectly, any securities of the Manager or any units of the Trust. Further, none of the IRC members beneficially own, directly or indirectly, any voting or equity securities in any person or company that provides services to the Trust or the Manager.

TRUST GOVERNANCE

Generally

The Manager has established appropriate policies, procedures and guidelines to ensure the proper management of the Trust.  The systems implemented monitor and manage the business and sales practices, risks and internal conflicts of interest relating to the Trust while ensuring compliance with regulatory and corporate requirements.

As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, the Trust is permitted to follow certain corporate governance rules of its home country in lieu of the corporate governance rules of NYSE Arca. The Trust complies with the applicable corporate governance rules of NYSE Arca except that the Trust’s corporate governance practices deviate with respect to its quorum and annual unitholder meeting requirements, which comply with the applicable trust laws of the Province of Ontario, Canada.

The Manager believes that investors in the Trust are not exposed to the adverse effects of short-term trading and therefore the Trust does not restrict short-term term trading in units of the Trust. The Manager has no formal or informal arrangements with any person or company to permit short-term trading in units of the Trust by such person or company.

IRC

In accordance with applicable Canadian securities legislation, the Manager has established an IRC for all mutual funds and non-redeemable investment funds managed by the Manager or any of its affiliates, which includes the Trust.  The IRC is composed of three members, each of whom is independent of the Manager and its affiliates, and free from any interest and any business or other relationship which could, or could be reasonably perceived to, materially interfere with the exercise of an IRC member’s judgment.

The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager may be subject when managing the mutual funds and non-redeemable investment funds managed by the Manager.  The Manager refers all conflict of interest matters to the IRC for its review and/or approval.  Pursuant to NI 81-107, the Manager has established a written charter for the IRC, which includes its mandate, responsibilities and functions, and the written policies and procedures it will follow when performing its functions, including dealing with conflict of interest matters.  The Manager maintains records in respect of these matters and provides assistance to the IRC in carrying out its functions.  The IRC conducts regular assessments and provides reports, at least annually, to the Trust and to unitholders in respect of its functions.  The report prepared by the IRC is made available on the Trust’s website (www.sprottplatinumpalladium.com) or, at a unitholder’s request, sent to the unitholder at no cost.

The IRC:

(a)	reviews and provides input on the Manager’s written policies and procedures that deal with conflict of interest matters;

(b)

reviews conflict of interest matters referred to it by the Manager and makes recommendations to the Manager regarding whether the Manager’s proposed actions in connection with the conflict of interest matter achieve a fair and reasonable result for the Trust;

(c)	considers and, if deemed appropriate, approves the Manager’s decision on a conflict of interest matter that the Manager refers to the IRC for approval; and
(d)	performs such other duties as may be required of the IRC under applicable Canadian securities legislation.

All fees and expenses of the IRC incurred in connection with its duties with respect to the Trust are paid by the Trust and the IRC has the authority to retain, at the expense of the Trust, independent counsel or other advisors if the IRC deems it appropriate to do so.  The members of the IRC are indemnified by the Trust, except in cases of willful misconduct, bad faith, negligence or breach of their standard of care.

The current members of the IRC and their principal occupations are as follows:

Name and Municipality of Residence	Principal Occupation

Michele D. McCarthy Toronto, Ontario, Canada	Consultant
Kevin Drynan Toronto, Ontario, Canada	Consultant
Fraser Howell Toronto, Ontario, Canada	Consultant

FEES AND EXPENSES

This table lists the fees and expenses that the Trust pays for the continued operation of its business and that unitholders may have to pay if they invest in the Trust.  Payment of these fees and expenses will reduce the value of the unitholders’ investment in the Trust.  The unitholders will have to pay fees and expenses directly if they redeem their units for physical platinum and palladium bullion.

Fees and Expenses Payable by the Trust

Type of Fee	Amount and Description
Management Fee:

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.50% of the value of net assets of the Trust (determined in accordance with the Trust Agreement), plus any applicable Canadian taxes (such as HST).  The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month.

Type of Fee	Amount and Description
Operating Expenses:

The Trust is responsible for paying the filing and listing fees of the applicable securities authorities and stock exchanges, the fees and expenses payable to the transfer agent.

Except as otherwise described in this annual information form the Trust is responsible for all costs and expenses incurred in connection with the ongoing operation and administration of the Trust including, but not limited to: the management fee described above and any expenses incurred by the Manager on behalf of the Trust; the fees and expenses payable to and incurred by RBC Investor Services as trustee, valuation agent, and custodian for assets other than physical platinum and palladium bullion; the Mint and any sub-custodians, an investment manager, if any; TSX Trust Company, as registrar and transfer agent of the Trust; storage, transaction and handling costs for physical platinum and palladium bullion; custodian settlement fees; legal, audit, accounting, bookkeeping and record-keeping fees and expenses; costs and expenses of reporting to unitholders and conducting unitholder meetings; printing and mailing costs; filing and listing fees payable to applicable securities regulatory authorities and stock exchanges; other administrative expenses and costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations; any applicable Canadian taxes payable by the Trust or to which the Trust may be subject (including, without limitation, HST or GST and any PST payable on the importation or delivery and transportation by the Trust of physical palladium bullion to a location in Canada and any PST applicable to physical platinum bullion being brought into any province which imposes PST on such bullion where such importation or delivery and transportation does not occur as a result of a redemption of units for physical platinum and palladium bullion); interest expenses and borrowing costs, if any; brokerage expenses and commissions; costs and expenses relating to the issuance of units, including fees payable to the Agents upon each sale of Placement Units pursuant to the Sales Agreement; costs and expenses of preparing financial and other reports; any expenses associated with the implementation and ongoing operation of the IRC of the Trust; costs and expenses arising as a result of complying with all applicable laws; and any expenditures incurred upon the termination of the Trust.

Other Fees and Expenses:

The Trust is responsible for the fees and expenses of any action, suit or other proceedings in which, or in relation to which, the Trustee, the Manager, the Mint, RBC Investor Services as custodian of assets other than physical platinum and palladium bullion, any sub-custodian, the registrar and transfer agent, the valuation agent or the underwriters for its offerings and/or any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the Trust.

The Trust has retained cash from the net proceeds of its initial public offering of units in an amount not exceeding 3% of the net proceeds of each of such offering, which has been added to its available funds to be used for its ongoing expenses and cash redemptions.  From time to time, the Trust will sell physical platinum and palladium bullion to replenish this cash reserve.  The Trust will sell such physical platinum and palladium bullion in proportion to its physical holdings of physical platinum and palladium bullion (to the extent practicable) in order to pay expenses or satisfy redemption requests. There is no limit on the total amount of physical platinum and palladium bullion that the Trust may sell in order to pay expenses. Under the Investment and Operating Restrictions, the Trust may hold up to 10% of its total net assets in cash or other specified investments. However, the Manager intends that the cash reserve will not exceed 3% of the value of the NAV at any time.

Fees and Expenses Payable Directly by Unitholders

Type of Fee	Amount and Description
Redemption and Delivery Costs:

Except as set forth below, there are no redemption fees payable upon the redemption of units for cash.  However, subject to satisfying the minimum redemption amount of 25,000 units, a unitholder redeeming Units for physical platinum and palladium bullion will be responsible for expenses incurred by the Trust in connection with such redemption.  These expenses include expenses associated with the handling of the notice of redemption, the delivery and transportation of physical platinum and palladium bullion for units that are being redeemed, the applicable platinum and palladium storage in-and-out fees and applicable taxes; including, without limitation, HST or GST and any PST associated with the importation, or delivery and transportation, of physical palladium bullion to a location in Canada and any PST applicable to physical platinum bullion being brought by or on behalf of such redeeming unitholder into any province which imposes PST on such bullion.  For greater certainty, the Trust will not be responsible for HST or GST and any PST incurred by a redeeming unitholder on the importation or delivery and transportation of palladium to a location in Canada. Currently, the delivery fee per ounce of physical platinum and palladium bullion is $0.50 and $5.00, respectively, though these fees are subject to change in accordance with the Storage Agreements.  The in-and-out fee per plate or ingot of physical platinum bullion is $4.00 and the in-and-out fee per kilogram of physical palladium bullion is $0.30 (with a minimum of $40.00). Assuming the price of platinum to be $1,400 per ounce and the price of palladium to be $640 per ounce, and using current expense estimates, a unitholder redeeming a block of 25,000 units for physical platinum and palladium bullion will be responsible for approximately $1,045 in expenses incurred by the Trust in connection with such redemption, representing 0.42% of the value of the bullion represented by the 25,000 Units so redeemed. For an example of a calculation of fees and expenses associated with a redemption of units for bullion, see “Redemption of Units – Redemptions for Physical Platinum and Palladium Bullion – Example of a Redemption for Physical Platinum and Palladium Bullion”.

Other Fees and Expenses:	No other charges apply. If applicable, the unitholder may be subject to brokerage commissions or other fees associated with trading the units.

DISTRIBUTION POLICY

Distribution of Net Income and Net Realized Capital Gains to Unitholders

As of the last business day of each fiscal year or such other time as the Manager otherwise determines, the Manager will determine the net income and net realized capital gains in accordance with the Trust Agreement.  The initial distribution policy of the Trust will be to make an annual distribution of such net income and net realized capital gains, if any, to unitholders through a distribution of additional units to the extent that such income or gains is not being allocated to unitholders whose units were redeemed in the year.  The Trust does not anticipate making regular cash distributions to unitholders.  All distributions are at the discretion of the Trustee, acting on the direction of the Manager.

Distributions, if any, of net income or net realized capital gains will generally be made to unitholders who were unitholders of record as of 5:00 p.m., Toronto time, on the last business day prior to any relevant distribution date.  The amounts to be paid to a unitholder will be the amount of net income or net realized capital gains determined pursuant to the Trust Agreement divided by the total number of units outstanding at 5:00 p.m., Toronto time, on the distribution date multiplied by the number of units held by such unitholder as of 5:00 p.m., Toronto time, on the applicable distribution date.  Notwithstanding the foregoing, the Manager may adopt a method of allocating an appropriate proportion of net income and net realized capital gains to unitholders that redeemed units during the year.  All distributions, if declared and paid, will be calculated and, if a cash distribution, paid in United States currency.

It is the intention that the total amount due and payable in any year will not be less than the amount necessary to ensure that the Trust will not be liable for income tax under Part I of the Tax Act for such year after taking into account the Trust’s entitlement to a capital gains refund, if any, and amounts of realized capital gains or net income that are being allocated to unitholders whose units were redeemed in the year.  The Manager may direct that such distribution or payment will be due and payable by the Trust in cash or in additional units.  Where distributions are payable in additional units, the Trust’s registrar or transfer agent, acting on the direction of the Manager, may round up or round down the number of units in order to avoid the Trust issuing fractional units.  Any additional units that are issued in this manner will be of the same class or series of a class at a price equal to the NAV as of the valuation time on the applicable distribution date, and the units will be immediately consolidated so that the number of outstanding units following the distribution will equal the number of units outstanding prior to the distribution.

Notwithstanding the foregoing paragraph, where Canadian tax is required to be withheld in respect of a unitholder’s share of a distribution paid in units, the consolidation will result in such unitholder holding that number of units equal to the product of: (i) the sum of the number of units held by such unitholder prior to the distribution and the number of units received by such unitholder in connection with the distribution (net of the total of the number of whole or fractional units withheld by the Trust to satisfy the Trust’s withholding obligations and the number of whole or fractional units withheld pursuant to the Trust Agreement on account of the reasonable expenses incurred in respect of the sale of such units withheld on account of withholding taxes); and (ii) a quotient, the numerator of which is the aggregate number of units outstanding prior to the distribution, and the denominator of which is the aggregate number of units that would be outstanding following distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any unitholders.  Such unitholder will be required to surrender the certificates, if any, representing such unitholder’s original units in exchange for a certificate representing such unitholder’s post-consolidation units.

Additional Distributions, Designations, Determinations, Allocations and Elections

In addition to any distributions made to unitholders as described above, on the direction of the Manager, the Trust will at such times and in such manner as directed by the Manager make such additional distributions of monies or properties of the Trust including, without restriction, returns of capital, in such amounts per unit, payable at such time or times and to unitholders of record on such distribution date, as from time to time may be determined by the Manager, and make such designations, determinations, allocations and elections for tax purposes of amounts or portions of amounts which it has received, paid, declared payable or allocated to unitholders and of expenses incurred by the Trust and of tax deductions of which the Trust may be entitled, as the Manager may, in its sole discretion, determine.

Withholding Taxes

The Manager will deduct or withhold from distributions payable to any unitholder all amounts required by applicable law to be withheld from such distributions, whether such distributions are in the form of cash, additional units or otherwise.  In the event of a distribution in the form of additional units, the Manager may sell units of such unitholder to pay such withholding taxes and to pay all reasonable expenses in respect of such sale and the Manager will have the power of attorney of such unitholder to do so.  Any such sale will be made in compliance with applicable law on any stock exchange on which the units are then listed and upon such sale, the affected unitholder will cease to be the holder of such units.  In the event that the net proceeds of any such sale of a unitholder’s units exceed the statutory withholding required and the reasonable expenses incurred in respect of such sale, the Manager will remit such excess to the unitholder.

Income Tax Statements

On or before March 31 in each year, or in the case of a leap year on or before March 30 in such year, if applicable, or as otherwise required, the Manager will prepare and deliver or make available electronically, or cause to be prepared and delivered or be made available electronically, to unitholders information pertaining to the Trust, including all distributions, designations, determinations, allocations and elections, which is required by the Tax Act or which is necessary to permit unitholders to complete their individual income tax returns for the preceding year.

In the event that amounts that were allocated, distributed or paid to unitholders as capital gains or as non-taxable payments are, for any reason, subsequently determined (including as a result of an assessment or reassessment by any taxation authorities) to have been fully includible in the taxable income of the Trust for the relevant fiscal year, then the Manager shall have the discretion to declare that all or part of such amounts shall be retroactively deemed to have been allocated, distributed and paid to unitholders out of the income of the Trust, and the Manager may issue new or amended tax reporting slips to the relevant unitholders or former unitholders to report any such distributions to them.

Within 45 days from the end of each taxable year of the Trust, the Manager will provide or cause to be provided to unitholders all information necessary to enable unitholders or beneficial owners of units, as applicable, to elect to treat the Trust as a QEF within the meaning of Section 1295 of the U.S. Internal Revenue Code for U.S. federal income tax purposes and to comply with any reporting or other requirements incident to such election, including, but not limited to, providing or causing to be provided to unitholders or beneficial owners of units, as applicable, a completed “PFIC Annual Information Statement” as required by U.S. Treasury Regulations Section 1.1295-1(g).  The Manager will comply and cause the Trust to comply with all applicable requirements of the U.S. Treasury Regulations necessary to enable unitholders or beneficial owners of units, as applicable, to elect to treat the Trust as a QEF.

Unclaimed Interest, Dividends or Distributions

In the event that the Trust’s registrar or transfer agent holds interest, dividends or other distributions which are unclaimed or which cannot be paid for any reason, the Trust’s registrar or transfer agent will not be under any obligation to invest or reinvest the same but will administer such unclaimed amounts as directed by the Manager in accordance with applicable laws.  Any unitholder making a claim in respect of any amount payable pursuant to the Trust Agreement is required to give notice in writing of such claim to the Trust’s registrar or transfer agent or the Manager no later than the second anniversary of the date on which the amount was payable.  Such notice must set out the basis for the claim, the amount claimed and the specific grounds for the claim.  The Trust’s registrar or transfer agent will, unless otherwise required by applicable law, pay over to the Trust any such amounts which have been held for more than six years.  The Trust will indemnify and save harmless the Trust’s registrar or transfer agent, as applicable, in respect of any claim made for such amounts.

MATERIAL INCOME TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of units.  This discussion does not purport to deal with the tax consequences of owning units to all categories of investors, some of which, such as dealers in securities, regulated investment companies, tax-exempt organizations, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the units, may be subject to special rules.  This discussion does not address U.S. state or local tax, U.S. federal estate or gift tax or foreign tax consequences of the ownership and disposition of units.  This discussion deals only with unitholders who hold the units as a capital asset.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of units.

The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury (the “Treasury Regulations”), all of which are subject to change, possibly with retroactive effect.

U.S. Federal Income Tax Classification of the Trust

The Trust has filed an affirmative election with the Internal Revenue Service (“IRS”) to be classified as an association taxable as a corporation for U.S. federal income tax purposes.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of less than 10% of trust units that is a U.S. citizen or resident for U.S. federal income tax purposes, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds the units, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  However, a U.S. person that is an individual, trust or estate and that owns units through a partnership generally will be eligible for the reduced rates of taxation described below that are applicable to U.S. Individual Holders (as defined below).  If a unitholder is a partner in a partnership holding the units, such unitholder should consult with his, her or its tax advisor.

Distributions

As discussed under “Distribution Policy”, the Trust does not anticipate making regular cash distributions to unitholders.  Subject to the PFIC discussion below, any distributions made by the Trust with respect to the units to a U.S. Holder will generally constitute dividends, which will generally be taxable as ordinary income to the extent of the Trust’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions in excess of the Trust’s earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his, her or its units on a dollar-for-dollar basis and thereafter as gain from the disposition of units.  Since the Trust will be a PFIC, as described below, dividends paid on the units to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”), will generally not be treated as “qualified dividend income” that is taxable to U.S. Individual Holders at preferential tax rates.  Any dividends generally will be treated as foreign-source income for U.S. foreign tax credit limitation purposes.

Redemption of Units

As described under “Redemption of Units”, a U.S. Holder may have units redeemed for cash or physical platinum and palladium bullion.  Under Section 302 of the Code, a U.S. Holder generally will be treated as having sold his, her or its units (rather than having received a distribution on the units) upon the redemption of units if the redemption completely terminates or significantly reduces the U.S. Holder’s interest in the Trust.  In such case, the redemption will be treated as described in the relevant section below depending on whether the U.S. Holder makes a QEF election, a mark-to-market election or makes no election and therefore is subject to the Default PFIC Regime (as defined below).

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes.  In general, the Trust will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held the units, either:

•	at least 75% of the Trust’s gross income for such taxable year consists of passive income; or
•	at least 50% of the average value of the assets held by the Trust during such taxable year produce, or are held for the production of, passive income.

For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property (including commodities).  The income that the Trust derives from its sales of physical platinum and palladium bullion is expected to be treated as passive income for this purpose.  Since substantially all of the Trust’s assets consist of physical platinum and palladium bullion and the Trust expects to derive substantially all of its income from the sales of physical platinum and palladium bullion, it is expected the Trust will be treated as a PFIC for each of its taxable years.

Assuming the Trust is a PFIC, a U.S. Holder will be subject to different taxation rules depending on whether the U.S. Holder: (1) makes an election to treat the Trust as a QEF, which is referred to as a QEF election; (2) makes a mark-to-market election with respect to the units; or (3) makes no election and therefore is subject to the Default PFIC Regime.  As discussed in detail below, making a QEF election or a mark-to-market election generally will mitigate the otherwise adverse U.S. federal income tax consequences under the Default PFIC Regime.  However, the mark-to-market election may not be as favourable as the QEF election because a U.S. Holder generally will recognize income each year attributable to any appreciation in the U.S. Holder’s units without a corresponding distribution of cash or other property.

Assuming that the Trust is a PFIC, for taxable years ending on or after December 31, 2013, a U.S. Holder will be required to file an annual report with IRS reporting his, her or its investment in the Trust.

Taxation of U.S. Holders Making a Timely QEF Election

Making the Election.  A U.S. Holder would make a QEF election with respect to any year that the Trust is a PFIC by filing IRS Form 8621 with his, her or its U.S. federal income tax return.  The Trust intends to annually provide each U.S. Holder with all necessary information in order to make and maintain a QEF election.  A U.S. Holder who makes a QEF election for the first taxable year in which he, she or it owns units, or an Electing Holder, will not be subject to the Default PFIC Regime for any taxable year.  We will refer to an Electing Holder that is a U.S. Individual Holder as a Non-Corporate Electing Holder.  A U.S. Holder who does not make a timely QEF election would be subject to the Default PFIC Regime for taxable years during his, her or its holding period in which a QEF election was not in effect, unless such U.S. Holder makes a special “purging” election.  A U.S. Holder who does not make a timely QEF election is encouraged to consult such U.S. Holder’s tax advisor regarding the availability of such purging election.

Current Taxation and Dividends.  An Electing Holder must report each year for U.S. federal income tax purposes his, her or its pro rata share of the Trust’s ordinary earnings and the Trust’s net capital gain, if any, for the Trust’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Trust by the Electing Holder.  A Non-Corporate Electing Holder’s pro rata share of the Trust’s net capital gain generally will be taxable at a maximum rate of 28% under current law to the extent attributable to sales of physical platinum and palladium bullion by the Trust if the Trust has held the physical platinum and palladium bullion for more than one year.  Otherwise, such gain generally will be treated as ordinary income.

If any unitholder redeems his, her or its units for physical platinum and palladium bullion (regardless of whether the unitholder requesting redemption is a U.S. Holder or an Electing Holder), the Trust will be treated as if it sold physical platinum and palladium bullion for its fair market value in order to redeem the unitholder’s units.  As a result, any Electing Holder will be required to currently include in income his, her or its pro rata share of the Trust’s gain from such deemed disposition (taxable to a Non-Corporate Electing Holder at a maximum rate of 28% under current law if the Trust has held the physical platinum and palladium bullion for more than one year) even though the deemed disposition by the Trust is not attributable to any action on the Electing Holder’s part.  If any unitholder redeems units for cash and the Trust sells physical platinum and palladium bullion to fund the redemption (regardless of whether the holder requesting redemption is a U.S. Holder or an Electing Holder), an Electing Holder similarly will include in income his, her or its pro rata share of the Trust’s gain from the sale of the physical platinum and palladium bullion, which will be taxable as described above even though the Trust’s sale of physical platinum and palladium bullion is not attributable to any action on the Electing Holder’s part.  An Electing Holder’s adjusted tax basis in the units will be increased to reflect any amounts currently included in income under the QEF rules.  Distributions of earnings and profits that had been previously included in income will result in a corresponding reduction in the adjusted tax basis in the units and will not be taxed again once distributed.

Any other distributions generally will be treated as discussed above under “Material Income Tax Considerations – Material U.S. Federal Income Tax Considerations – U.S. Federal Income Taxation of U.S. Holders – Distributions”.

Income inclusions under the QEF rules described above generally should be treated as foreign-source income for U.S. foreign tax credit limitation purposes, but Electing Holders should consult their tax advisors in this regard.

Sale, Exchange or Other Disposition.  An Electing Holder will generally recognize capital gain or loss on the sale, exchange, or other disposition of the units in an amount equal to the excess of the amount realized on such disposition over the Electing Holder’s adjusted tax basis in the units.  Such gain or loss will be treated as long-term capital gain or loss if the Electing Holder’s holding period in the units is greater than one year at the time of the sale, exchange or other disposition.  Long-term capital gains of U.S. Individual Holders currently are taxable at a maximum rate of 15%, or 20% in the case of certain high income Non-Corporate Electing Holders.  An Electing Holder’s ability to deduct capital losses is subject to certain limitations.  Any gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

An Electing Holder that redeems his, her or its units will be required to currently include in income his, her or its pro rata share of the Trust’s gain from the deemed or actual disposition of physical platinum and palladium bullion, as described above, which will be taxable to a Non-Corporate Electing Holder at a maximum rate of 28% under current law if the Trust has held the physical platinum and palladium bullion for more than one year.  The Electing Holder’s adjusted tax basis in the units will be increased to reflect such gain that is included in income.  The Electing Holder will further recognize capital gain or loss on the redemption in an amount equal to the excess of the fair market value of the physical platinum and palladium bullion or cash received upon redemption over the Electing Holder’s adjusted tax basis in the units.  Such gain or loss will be treated as described in the preceding paragraph.

Taxation of U.S. Holders Making a Mark-to-Market Election

Making the Election.  Alternatively, if, as is anticipated, the units are treated as marketable stock, a U.S. Holder would be allowed to make a mark-to-market election with respect to the units, provided the U.S.  Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  The units will be treated as marketable stock for this purpose if they are regularly traded on a qualified exchange or other market.  The units will be regularly traded on a qualified exchange or other market for any calendar year during which they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.  A qualified exchange or other market means either a U.S. national securities exchange that is registered with the SEC, the NASDAQ, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements.  The Trust believes that both NYSE Arca and the TSX should be treated as a qualified exchange or other market for this purpose.

Current Taxation and Dividends.  If the mark-to-market election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the units at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the units.  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the units over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of units for purposes of determining the source of the income or loss.  Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.  A U.S. Holder’s tax basis in his, her or its units would be adjusted to reflect any such income or loss amount.  Distributions by the Trust to a U.S. Holder who has made a mark-to-market election generally will be treated as discussed above under “Material Income Tax Considerations – Material U.S. Federal Income Tax Considerations – U.S. Federal Income Taxation of U.S. Holders – Distributions”.

Sale, Exchange or Other Disposition.  Gain realized on the sale, exchange, redemption or other disposition of the units would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.  Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder.  A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.  Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, a U.S. Holder who does not make either a QEF election or a mark-to-market election for that year, or a Non-Electing Holder, would be subject to special rules (the “Default PFIC Regime”), with respect to: (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the units); and (2) any gain realized on the sale, exchange, redemption or other disposition of the units.

Under the Default PFIC Regime:

•	the excess distribution or gain would be allocated rateably over the Non-Electing Holder’s aggregate holding period for the units;
•	the amount allocated to the current taxable year and any taxable year before the Trust became a PFIC would be taxed as ordinary income; and
•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than “excess distributions”, by the Trust to a Non-Electing Holder will be treated as discussed above under “Material Income Tax Considerations – Material U.S. Federal Income Tax Considerations – U.S. Federal Income Taxation of U.S. Holders – Distributions”.

The Default PFIC Regime would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the units.  If a Non-Electing Holder who is an individual dies while owning the units, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to the units.

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of: (1) the U.S. Holder’s net investment income for the taxable year; and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000).  A U.S. Holder’s net investment income will generally include dividends distributed by the Trust and capital gains from the sale, redemption or other disposition of the units.  This tax is in addition to any income taxes due on such investment income.

Under Treasury Regulations generally effective for taxable years after December 31, 2013, income inclusions under the QEF rules would not be considered “net investment income” unless: (1) the Electing Holder holds the units in connection with a trade or business of trading in financial instruments or commodities; or (2) the Electing Holder elects to treat the income inclusion under the QEF rules as “net investment income”.  If an Electing Holder does not make this election, such holder’s tax basis in the units would not be increased by the amount of income inclusions under the QEF rules for purposes of calculating “net investment income” upon the sale, redemption or other disposition of the units.  With respect to a U.S. Holder that has made a mark-to-market election with respect to the units, income inclusions under the mark-to-market election would be included in the calculation of “net investment income”.  An excess distribution made to a U.S. Holder subject to the Default PFIC Regime would be included in “net investment income” to the extent that such distribution constitutes a dividend for U.S. federal income tax purposes.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to your units.

Foreign Taxes

Distributions, if any, by the Trust may be subject to Canadian withholding taxes as discussed under “Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations – Canadian Taxation of Unitholders – Unitholders Not Resident in Canada”.  A U.S. Holder may elect to either treat such taxes as a credit against U.S. federal income taxes, subject to certain limitations, or deduct his, her or its share of such taxes in computing such U.S. Holder’s U.S. federal taxable income.  No deduction for foreign taxes may be claimed by an individual who does not itemize deductions.

Backup Withholding and Information Reporting

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, units generally will be subject to information reporting and backup withholding, currently at the rate of 28%, if a U.S. Holder fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), and to make certain certifications, or otherwise fails to establish an exemption.  Backup withholding tax is not an additional tax.  Rather, a U.S. Holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed his, her, or its U.S. federal income tax liability by filing a refund claim with the IRS.

U.S. Holders may be subject to certain IRS filing requirements as a result of holding units in the Trust.  For example, a U.S. person who transfers property (including cash) to a foreign corporation in exchange for stock in the corporation is in some cases required to file an information return on IRS Form 926 with the IRS with respect to such transfer.  Accordingly, a U.S. Holder may be required to file Form 926 with respect to its acquisition of units in an offering.  Depending on the number of units held, acquired or disposed of by a U.S. Holder, the U.S. Holder may also be required to file an information return on IRS Form 5471 with the IRS.  U.S. Holders also may be required to file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with respect to their investment in the Trust.

U.S. Holders who are individuals (and to the extent specified in applicable Treasury Regulations, certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, the trust units, unless the trust units are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder who is an individual (and to the extent specified in applicable Treasury regulations, a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders should consult their own tax advisors with respect to their reporting obligations under this legislation or any other applicable filing requirements.

Foreign Account Tax Compliance Act

Under an Intergovernmental Agreement between the United States and Canada implementing the U.S. Hiring Incentives to Restore Employment Act (the “HIRE Act”), the Trust will be required to annually report certain information regarding certain U.S. Holders to Revenue Canada which will automatically provide such information to the IRS.  U.S. Holders are encouraged to consult their tax advisers regarding the HIRE Act.

Material Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a general description of the principal Canadian federal income tax considerations generally applicable under the Tax Act to the acquisition, holding and disposition of units by a unitholder.  This description is generally applicable to a unitholder who deals at arm’s length and is not affiliated with the Trust and holds units as capital property.  Units will generally be considered capital property to a unitholder unless the unitholder holds the units in the course of carrying on a business of trading or dealing in securities or has acquired the units in a transaction or transactions considered to be an adventure in the nature of trade.  Canadian-resident unitholders who are not traders or dealers in securities and who might not otherwise be considered to hold their units as capital property may be entitled to have their units (and every other “Canadian security” owned by them in that taxation year or any subsequent taxation year) treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.  Such unitholders should consult their own tax advisors regarding the availability and appropriateness of making this election having regard to their particular circumstances and the anticipated commodity holdings of the Trust.

This description is not applicable to a unitholder that is a “financial institution”, that is a “specified financial institution” or that has elected to determine its Canadian tax results in accordance with the “functional currency” rules, or an interest in which is a “tax shelter investment” (as all such terms are defined in the Tax Act).  This summary does not apply to a unitholder who enters into, or has entered into, a "synthetic disposition arrangement" or a "derivative forward agreement", as that term is defined in the Tax Act. This description assumes that the Trust is not subject to a “loss restriction event”, as defined in the Tax Act.  In addition, this description does not address the deductibility of interest by a unitholder who has borrowed to acquire units.  All such unitholders should consult with their own tax advisors.

This description is also based on the assumption (discussed below under “Material Income Tax Considerations – SIFT Trust Rules”) that the Trust will at no time be a “SIFT trust” as defined in the Tax Act.

This description is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and an understanding of the current administrative and assessing policies of the Canada Revenue Agency (“CRA”).  There can be no assurance that the Tax Proposals will be implemented in their current form or at all, nor can there be any assurance that the CRA will not change its administrative or assessing practices.  This description further assumes that the Trust will comply with the Trust Agreement and that the Manager and the Trust will comply with a certificate issued to Canadian counsel regarding certain factual matters.  Except for the Tax Proposals, this description does not otherwise take into account or anticipate any change in the law, whether by legislative, governmental or judicial decision or action, which may affect adversely any income tax consequences described herein, and does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described herein.

This description is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in units.  Moreover, the income and other tax consequences of acquiring, holding or disposing of units will vary depending on a taxpayer’s particular circumstances.  Accordingly, this summary is of a general nature only and is not intended to constitute legal or tax advice to any unitholder or prospective purchaser of units.  You should consult with your own tax advisors about tax consequences of an investment in units based on your particular circumstances.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of units (including distributions, adjusted cost base and proceeds of disposition), or transactions of the Trust, must be expressed in Canadian dollars.  Amounts denominated in United States dollars must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the day on which the amount first arose (or, if the Bank of Canada ordinarily quotes such a rate, but there is no such rate quoted for that day, the closest preceding day for which such a rate is quoted) or such other rate of exchange as is acceptable to the CRA.

Qualification as a Mutual Fund Trust

This description is based on the assumptions that the Trust will qualify at all times as a “unit trust” and a “mutual fund trust” within the meaning of the Tax Act.  The Manager has confirmed that the Trust meets the requirements necessary for it to qualify as a mutual fund trust as of the date hereof, has met the requirements necessary for it to qualify as a mutual fund trust at all relevant time and expects that the Trust will continue to meet the requirements necessary for it to qualify as a mutual fund trust at all times thereafter.

One of the conditions to qualify as a mutual fund trust for the purposes of the Tax Act is that the Trust has not been established or maintained primarily for the benefit of non-residents unless, at all times, all or substantially all of the Trust’s property consists of property other than “taxable Canadian property”.  Physical platinum and palladium bullion is not “taxable Canadian property” or “specified property.”  Accordingly, based on the investment objectives and investment restrictions, the Trust should not hold any such property.

In addition, to qualify as a mutual fund trust: (i) the Trust must be a Canadian resident “unit trust” for purposes of the Tax Act; (ii) the only undertaking of the Trust must be (a) the investing of its funds in property (other than real property or interests in real property), or (b) the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) that is capital property of the Trust, or (c) any combination of the activities described in (a) and (b); and (iii) the Trust must comply with certain minimum requirements regarding the ownership and dispersal of units (the “minimum distribution requirements”).  In this connection, the Manager intends to cause the Trust to qualify as a unit trust throughout the life of the Trust; that the Trust’s undertaking conforms with the restrictions for mutual fund trusts; and that it has no reason to believe at the date hereof that the Trust will not comply with the minimum distribution requirements at all material times.

Canadian Taxation of the Trust

Each taxation year of the Trust will end on December 31.  In each taxation year, the Trust will be subject to tax under Part I of the Tax Act on any income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to unitholders.  An amount will be considered to be payable to a unitholder in a taxation year if it is paid to the unitholder in the year by the Trust or if the unitholder is entitled in that year to enforce payment of the amount.  The Trust intends to deduct, in computing its income in each taxation year, such amount in each year as will be sufficient to ensure that the Trust will generally not be liable for income tax under Part I of the Tax Act.  The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its capital gains by an amount determined under the Tax Act based on the redemption of units during the year.  Based on the foregoing, the Trust will generally not be liable for income tax under Part I of the Tax Act.

The CRA has expressed the opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for purposes of the Tax Act as being derived from an adventure in the nature in trade, so that such transactions give rise to ordinary income rather than capital gains – although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.  In the view of Canadian counsel, the holding by the Trust of physical platinum and palladium bullion with no intention of disposing of such bullion except in specie on a redemption of units likely would not represent an adventure in the nature of trade so that a disposition, on a redemption of units, of physical platinum and palladium bullion that previously had been acquired with such intention would likely give rise to a capital gain (or capital loss) to the Trust.  As the Manager intends for the Trust to be a long-term holder of physical platinum and palladium bullion and does not anticipate that the Trust will sell its physical platinum and palladium bullion (otherwise than where necessary to fund expenses of the Trust), the Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of physical platinum and palladium bullion as capital gains (or capital losses), although depending on the circumstances, the Trust may instead include (or deduct) the full amount of such gains or losses in computing its income.  If the CRA were to assess or re-assess the Trust on the basis that gains realized on dispositions of physical platinum and palladium bullion were not on capital account, then the Trust could be required to pay Canadian income tax on such gains under Part I of the Tax Act to the extent such gains were not distributed to unitholders, which could reduce the NAV for all unitholders.

The Trust will also be required to include in its income for each taxation year all interest that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year.  Upon the actual or deemed disposition of indebtedness, the Trust will be required to include in computing its income for the year of disposition all interest that accrued on such indebtedness from the last interest payment date to the date of disposition except to the extent such interest was included in computing the Trust’s income for that or another taxation year, and such income inclusion will reduce the proceeds of disposition for purposes of computing any capital gain or loss.

Under the current provisions of the Tax Act, the Trust is entitled to deduct in computing its income reasonable administrative and other operating expenses (other than certain expenses on account of capital) incurred by it for the purposes of earning income (other than taxable capital gains).  No assurance can be provided that administration expenses of the Trust will not be considered to be on account of capital.  The Trust generally may also deduct from its income for the year a portion of the reasonable expenses incurred by it to issue units.  The portion of the issue expenses deductible by the Trust in a taxation year is 20% of the total issue expenses, pro-rated where the Trust’s taxation year is less than 365 days.

Losses incurred by the Trust in a taxation year cannot be allocated to unitholders, but may be deducted by the Trust in future years in accordance with the Tax Act.

SIFT Trust Rules

The Trust will be a “SIFT trust” as defined in the Tax Act for a taxation year of the Trust if in that year the units are listed or traded on a stock exchange or other public market and the Trust holds one or more “non-portfolio properties”, as defined in the Tax Act.  If the Trust were a SIFT trust for a taxation year of the Trust, it would effectively be taxed similarly to a corporation on income and capital gains in respect of such non-portfolio properties at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations.  Distributions of such income received by unitholders would be treated as dividends from a taxable Canadian corporation.

Physical platinum and palladium bullion and other property of the Trust will be non-portfolio property if such property is used by the Trust (or by a person or partnership with which it does not deal at arm’s length within the meaning of the Tax Act) in the course of carrying on a business in Canada.  In some circumstances, significant holdings of “securities” (the term “security” is broadly defined in the Tax Act) of other entities could also be non-portfolio property.

The Trust is subject to investment restrictions, including a prohibition against carrying on any business, that are intended to ensure that it will not be a SIFT trust.  The mere holding by the Trust of physical platinum and palladium bullion as capital property (or as an adventure in the nature of trade) would not represent the use of such property in carrying on a business in Canada and, therefore, would not by itself cause the Trust to be a SIFT trust.

Canadian Taxation of Unitholders

Unitholders Resident in Canada

This part of the general description of the principal Canadian federal income tax considerations is applicable to a unitholder who, for the purposes of the Tax Act and any applicable tax treaty, is, or is deemed to be, resident in Canada at all relevant times (a “Canadian unitholder”).  This portion of the description is primarily directed at unitholders who are individuals.  Unitholders who are Canadian resident corporations, trusts or other entities should consult their own tax advisors regarding their particular circumstances.

Canadian unitholders will generally be required to include in their income for tax purposes for a particular year the portion of the income of the Trust for that particular taxation year, including net realized taxable capital gains, if any, that is paid or payable to the Canadian unitholder in the particular taxation year, whether such amount is received in additional units or cash.  Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains as is paid or payable to a Canadian unitholder will effectively retain its character and be treated as such in the hands of the unitholder for purposes of the Tax Act.

The non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Canadian unitholder in a taxation year will not be included in computing the Canadian unitholder’s income for the year.  Any other amount in excess of the income of the Trust that is paid or payable to a Canadian unitholder in such year also will not generally be included in the Canadian unitholder’s income for the year.  However, where such other amount is paid or payable to a Canadian unitholder (other than as proceeds of disposition of units), the Canadian unitholder generally will be required to reduce the adjusted cost base of a unit to the Canadian unitholder by such amount.  To the extent that the adjusted cost base of a unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the Canadian unitholder from the disposition of the unit and the Canadian unitholder’s adjusted cost base in respect of the unit will be increased by the amount of such deemed capital gain to zero.

Upon the actual or deemed disposition of a unit, including its redemption, a capital gain (or a capital loss) will generally be realized to the extent that the proceeds of disposition of the unit exceed (or are exceeded by) the aggregate of the adjusted cost base of the unit to the Canadian unitholder and any costs of disposition.  For the purpose of determining the adjusted cost base to a Canadian unitholder of a unit, when a unit is acquired, the cost of the newly acquired unit will be averaged with the adjusted cost base of all units owned by the Canadian unitholder as capital property that were acquired before that time.  For this purpose, the cost of units that have been issued as an additional distribution will generally be equal to the amount of the net income or capital gain distributed to the Canadian unitholder in units.  A consolidation of units following a distribution paid in the form of additional units will not be regarded as a disposition of units and will not affect the aggregate adjusted cost base to a Canadian unitholder of units.

Under the Tax Act, one-half of capital gains (“taxable capital gains”) are included in an individual’s income and one-half of capital losses (“allowable capital losses”) are generally deductible only against taxable capital gains.  Any unused allowable capital losses may be carried back up to three taxation years and forward indefinitely and deducted against net taxable capital gains realized in any such other year to the extent and under the circumstances described in the Tax Act.  Capital gains realized by individuals may give rise to alternative minimum tax.  If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to unitholders, with the result that Canadian resident unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase.

If, at any time, the Trust delivers physical platinum and palladium bullion to any Canadian unitholder upon a redemption of a Canadian unitholder’s units, the Canadian unitholder’s proceeds of disposition of the units will generally be equal to the aggregate of the fair market value of the distributed physical platinum and palladium bullion and the amount of any cash received, less any capital gain or income realized by the Trust on the disposition of such physical platinum and palladium bullion and allocated to the Canadian unitholder.  The cost of any physical platinum and palladium bullion distributed by the Trust in specie will generally be equal to the fair market value of such physical platinum and palladium bullion at the time of the distribution.  Pursuant to the Trust Agreement, the Trust has the authority to distribute, allocate and designate any income or taxable capital gains of the Trust to a Canadian unitholder who has redeemed units during a year in an amount equal to the taxable capital gains or other income realized by the Trust as a result of such redemption (including any taxable capital gain or income realized by the Trust in distributing physical platinum and palladium bullion to a unitholder who has redeemed units for such physical platinum and palladium bullion, and any taxable capital gain or income realized by it before, at or after the redemption on selling physical platinum and palladium bullion in order to fund the payment of the cash redemption proceeds), or such other amount that is determined by the Trust to be reasonable.  The Manager anticipates that the Trust will generally make such an allocation where the Manager determines that the Trust realized a capital gain on such redemption and the Trust had net realized capital gains for that year for which the Trust was not entitled to a capital gains refund (as described under “Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations – Canadian Taxation of the Trust”).  Any such allocations will reduce the redeeming Canadian unitholder’s proceeds of disposition for the purposes of the Tax Act.

The Manager anticipates that the Trust generally will treat gains as a result of dispositions of physical platinum and palladium bullion as capital gains (see above under “Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations – Canadian Taxation of the Trust”) and that it anticipates that when the Trust distributes physical platinum and palladium bullion on the redemption of units by Canadian unitholders, any resulting taxable capital gains of the Trust (to the extent that there are resulting net realized capital gains of the Trust for the related taxation year) for which the Trust is not entitled to a capital gains refund, as described under “Canadian Taxation of the Trust” generally will be designated as taxable capital gains of such unitholders.  If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to unitholders, with the result that Canadian unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase.

Unitholders Not Resident in Canada

This portion of the description is applicable to a unitholder who, at all relevant times for purposes of the Tax Act, has not been and is not resident in Canada or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold its units in connection with a business that the unitholder carries on, or is deemed to carry on, in Canada at any time, and is not an insurer or bank who carries on an insurance or banking business or is deemed to carry on an insurance or banking business in Canada and elsewhere (a “Non-Canadian unitholder”).  Prospective non-resident purchasers of units should consult their own tax advisors to determine their entitlement to relief under any income tax treaty between Canada and their jurisdiction of residence, based on their particular circumstances.

Any amount paid or credited by the Trust to a Non-Canadian unitholder as income of or from the Trust, whether such amount is received in additional units or cash (other than an amount that the Trust has designated in accordance with the Tax Act as a taxable capital gain, and including an amount paid on a redemption of units to a Non-Canadian unitholder that is designated as a distribution of income in accordance with the Trust Agreement) generally will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an income tax treaty between Canada and the Non-Canadian unitholder’s jurisdiction of residence.  Pursuant to the Canada-United States Income Tax Convention, as amended (the “Treaty”), a Non-Canadian unitholder who is a resident of the United States and entitled to benefits under the Treaty will generally be entitled to have the rate of Canadian withholding tax reduced to 15% of the amount of any distribution that is paid or credited as income of or from the Trust.  A Non-Canadian unitholder that is a religious, scientific, literary, educational or charitable organization that is resident in, and exempt from tax in, the United States may be exempt from Canadian withholding tax under the Treaty, provided that certain administrative procedures are observed regarding the registration of such unitholder.

Any amount paid or credited by the Trust to a Non-Canadian unitholder that the Trust has validly designated in accordance with the Tax Act as a taxable capital gain, including such an amount paid on a redemption of units, generally will not be subject to Canadian withholding tax or otherwise be subject to tax under the Tax Act.

The Trust does not presently own any “taxable Canadian property” (as defined in the Tax Act) and does not intend to own any taxable Canadian property.  However, if the Trust realizes a capital gain on the disposition of a taxable Canadian property and that gain is treated under the Tax Act and in accordance with a designation by the Trust as being distributed to a Non-Canadian unitholder, there may be Canadian withholding tax at the rate of 25% (unless reduced by an applicable tax treaty) on both the taxable and non-taxable portions of the gain.

Any amount in excess of the income of the Trust that is paid or payable by the Trust to a Non-Canadian unitholder (including the non-taxable portion of capital gains realized by the Trust) generally will not be subject to Canadian withholding tax.  Where such excess amount is paid or becomes payable to a Non-Canadian unitholder, otherwise than as proceeds of disposition or deemed disposition of units or any part thereof, the amount generally will reduce the adjusted cost base of the units held by such Non-Canadian unitholder.  (However, the non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Non-Canadian unitholder will not reduce the adjusted cost base of the units held by the Non-Canadian unitholder.) If, as a result of such reduction, the adjusted cost base to the Non-Canadian unitholder in any taxation year of units would otherwise be a negative amount, the Non-Canadian unitholder will be deemed to realize a capital gain in such amount for that year from the disposition of units.  Such capital gain will not be subject to tax under the Tax Act, unless the units represent “taxable Canadian property” to such Non-Canadian unitholder.  The Non-Canadian unitholder’s adjusted cost base in respect of units will, immediately after the realization of such capital gain, be zero.

A disposition or deemed disposition of a unit by a Non-Canadian unitholder, whether on a redemption or otherwise, will not give rise to any capital gain subject to tax under the Tax Act, provided that the unit does not constitute “taxable Canadian property” of the Non-Canadian unitholder for purposes of the Tax Act.  Units will not be “taxable Canadian property” of a Non-Canadian unitholder unless at any time during the 60-month period immediately preceding their disposition by such Non-Canadian unitholder, (i) 25% or more of the issued units were owned by or belonged to one or more of the Non-Canadian unitholder, persons with whom the Non-Canadian unitholder did not deal at arm’s length, and partnerships in which the Non-Canadian unitholder or persons with whom the Non-Canadian unitholder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships; and (ii) the units derived directly or indirectly more than 50% of their fair market value from any combination of “Canadian resource properties” (which definition in the Tax Act does not include platinum or palladium bullion), real or immovable property situated in Canada, timber resource properties (as defined in the Tax Act) or options or interests in such properties or the units were otherwise deemed to be taxable Canadian property.  Assuming that the Trust adheres to its mandate to invest and hold substantially all of its assets in physical platinum and palladium bullion, the units should not be taxable Canadian property.

Even if units held by a Non-Canadian unitholder were “taxable Canadian property”, a capital gain from the disposition of units may be exempted from tax under the Tax Act pursuant to an applicable income tax treaty or convention.  A capital gain realized on the disposition of units by a Non-Canadian unitholder entitled to benefits under the Treaty (and who is not a former resident of Canada for purposes of the Treaty) should be exempt from tax under the Tax Act.

Non-Canadian unitholders whose units constitute “taxable Canadian property” and who are not entitled to relief under an applicable income tax treaty are referred to the discussion above under “Material Income Tax Considerations – Canadian Taxation of Unitholders – Unitholders Resident in Canada” relating to the Canadian tax consequences in respect of a disposition of a unit.

The Manager anticipates that the Trust generally will treat gains as a result of dispositions of physical platinum and palladium bullion as capital gains (see above under “Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations –Canadian Taxation of the Trust”) and that it anticipates that when the Trust distributes physical platinum and palladium bullion on the redemption of units by Non-Canadian unitholders, any resulting taxable capital gains of the Trust (to the extent that there are resulting net realized capital gains of the Trust for the related taxation year) for which the Trust is not entitled to a capital gains refund, as described under “Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations – Canadian Taxation of the Trust” generally will be designated as taxable capital gains of such unitholders.  If such treatment is accepted by the CRA, there will be no Canadian withholding tax applicable to such distributions, and Non-Canadian unitholders will not be subject to tax under the Tax Act on amounts so designated.  However, if the CRA were to consider that such gains instead were gains from an adventure in the nature of trade, the distribution of such gains generally would be subject to Canadian withholding tax, as discussed above.  Similarly, if the Trust disposed of physical platinum and palladium bullion (or other assets) at a gain and designated one-half of that gain as a taxable capital gain of a Non-Canadian unitholder who had redeemed units for cash, the full amount of such gain generally would be subject to Canadian withholding tax if the CRA were to treat such gain as being from an adventure in the nature of trade rather than as a capital gain.

Taxation of Registered Plans

Provided that either (i) the Trust qualifies as a “mutual fund trust” within the meaning of the Tax Act or (ii) the units are listed on a “designated stock exchange” for purposes of the Tax Act, the units, if issued on the date hereof, will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), tax-free savings accounts (“TFSAs”), registered education savings plans (“RESPs”), deferred profit sharing plans or registered disability savings plans (“RDSPs”) (collectively, “Registered Plans”).

Notwithstanding that the units may be qualified investments for RESPs, RDSPs, TFSAs, RRSPs and RRIFs, the holder, annuitant, or subscriber under an RESP, TFSA, RSDP, RRSP or RRIF, as the case may be, will be subject to penalty taxes in respect of the units if such properties are a “prohibited investment” (as defined in the Tax Act) for the RESP, TFSA, RDSP, RRSP or RRIF , as applicable.  Units will not generally be a prohibited investment provided that the subscriber of the RESP, or the holder of the TFSA or RDSP, or the annuitant under the RRSP or RRIF, as applicable, deals at arm’s length with the Trust for purposes of the Tax Act and does not have a “significant interest” (within the meaning of the Tax Act) in the Trust. In addition, units will generally not be a “prohibited investment” if the units are “excluded property” (as defined in the Tax Act) for an RESP, TFSA, RDSP, RRSP or RRIF.  Subscribers of an RESP, or a holder of a TFSA or RDSP, or an annuitant under a RRSP or RRIF should consult their own tax advisors in this regard.

Amounts of income and capital gains included in a Registered Plan's income are generally not taxable under Part I of the Tax Act, provided that the units are qualified investments for the Registered Plan.  Unitholders should consult their own advisors regarding the tax implications of establishing, amending, terminating or withdrawing amounts from a Registered Plan.

RISK FACTORS

You should consider carefully the risks described below before making an investment decision.  You should also refer to the other information of the Trust including the Trust’s financial statements and the related notes.

The value of the units relates directly to the value of physical platinum and palladium bullion held by the Trust, and fluctuations in the price of platinum or palladium could materially adversely affect an investment in the units.

The principal factors affecting the value of the units are factors that affect the price of platinum or palladium.  Platinum and palladium bullion are tradable internationally and their prices are generally quoted in U.S. dollars.  The price of the units depends on, and typically fluctuates with, the prices of platinum and palladium.  The prices of platinum and palladium may be affected at any time by many international, economic, monetary and political factors, many of which are unpredictable.  These factors include, without limitation:

•

global supply and demand, which is influenced by such factors as: (i) forward selling of platinum or palladium by platinum and palladium producers; (ii) purchases made by platinum or palladium producers to unwind platinum or palladium hedge positions; (iii) central bank purchases and sales; (iv) production and cost levels in major platinum- and palladium-producing countries; and (v) new production projects; and (vi) industrial demand for platinum and palladium

•	investors’ expectations for future inflation rates;
•	exchange rate volatility of the U.S. dollar, the principal currency in which the price of platinum and palladium are generally quoted;
•	interest rate volatility; and
•	unexpected global, or regional, political or economic incidents.

Changing tax, royalty, land and mineral rights ownership and leasing regulations in countries in which platinum and palladium are produced may have an impact on market functions and expectations for future platinum and palladium supply.  This can affect both share prices of platinum and palladium mining companies and the relative prices of other commodities, which are both factors that may affect investor decisions in respect of investing in platinum and palladium.

An investment in the Trust will yield long-term gains only if the value of physical platinum and palladium bullion held by the Trust increases in an amount in excess of the Trust’s expenses.

The Trust does not actively trade physical platinum and palladium bullion to take advantage of short-term market fluctuations in the price of platinum or palladium or actively generate other income.  Accordingly, the Trust’s long-term performance is dependent on the long-term performance of the price of platinum or palladium.  As a result, an investment in the Trust will yield long-term gains only if the value of physical platinum and palladium bullion held by the Trust increases in an amount in excess of the Trust’s expenses.

A redemption of units for cash will yield a lesser amount than selling the units on NYSE Arca or the TSX, if such a sale is possible.

Because the cash redemption value of the units is based on 95% of the lesser of: (i) the volume-weighted average trading price of the units traded on NYSE Arca or, if trading has been suspended on NYSE Arca, the volume-weighted average trading price of the units traded on the TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed and (ii) the aggregate value of the NAV per unit of the redeemed units, on the last day of the month on which NYSE Arca is open for trading for the month in which the redemption request is processed, redeeming the units for cash will generally yield a lesser amount than selling the units on NYSE Arca or the TSX, assuming such a sale is possible.  You should consider the manner in which the cash redemption value is determined before exercising your right to redeem your units for cash.

If a unitholder redeems units for physical platinum and palladium bullion and requests to have the platinum and palladium delivered to a destination other than an institution authorized to accept and hold Good Delivery plates or ingots, the physical platinum and palladium bullion will no longer be deemed Good Delivery once it has been delivered.

Good Delivery plates and ingots have the advantage that a purchaser generally will accept such plates and ingots as consisting of Good Delivery Standards without assaying or otherwise testing them.  This provides Good Delivery plates and ingots with added liquidity as a sale of such plates and ingots can be completed more easily than the sale of plates and ingots that are not Good Delivery.  The Trust will only purchase physical platinum and palladium bullion that is certified Good Delivery, and physical platinum and palladium bullion owned by the Trust will retain its status as Good Delivery while it is stored at the Mint or the sub-custodian of the Mint.  If a unitholder redeems units for physical platinum and palladium bullion and has such bullion delivered to an institution authorized to accept and hold Good Delivery plates and ingots through an armored transportation service carrier that is eligible to transport Good Delivery plates and ingots, it is likely that the physical platinum and palladium bullion delivered to the redeeming unitholder in respect of the redemption will retain its Good Delivery status while in the custody of that institution.  However, if the redeeming unitholder instructs that physical platinum and palladium bullion be delivered to a destination other than such an institution, physical platinum and palladium bullion delivered to the redeeming unitholder in respect of the redemption will no longer be deemed Good Delivery once such physical platinum and palladium bullion has been delivered pursuant to the redeeming unitholder’s delivery instructions, which may make a future sale of such physical platinum and palladium bullion more difficult.

Physical platinum and/or palladium bullion received in Canada by a redeeming unitholder will be subject to sales tax, and physical platinum and/or palladium bullion received in a province by a redeeming unitholder may (depending on the province) also be subject to PST.

A redeeming unitholder that receives physical palladium bullion in Canada will be required to pay HST or GST and PST on the value of the physical palladium bullion received.  The rate of HST or GST and any PST will differ based on the province or territory in which the physical palladium bullion is delivered or made available to the redeeming unitholder.  The HST or GST and any PST applicable to the physical palladium bullion represents an additional cost for the redeeming unitholder when it redeems units for physical platinum and palladium bullion.

In addition, depending on the province or territory in which physical platinum bullion is delivered or made available to a redeeming unitholder, PST may also be payable by such unitholder.

Because the Trust’s physical palladium bullion is held outside of North America, transportation expenses for physical palladium bullion in the event of a redemption will be higher than if the Trust’s palladium was held in North America.

A unitholder redeeming units for physical platinum and palladium bullion will be responsible for expenses incurred in connection with such redemption.  These expenses include expenses associated with the handling of the notice of redemption, the delivery and transportation of physical platinum and palladium bullion for units that are being redeemed, the applicable platinum and palladium storage in-and-out fees and applicable taxes.  As the Trust’s physical palladium bullion is held at Loomis in London or Zurich, depending on where the unitholder wishes to have his, her or its physical platinum and palladium delivered, the expenses associated with the delivery of physical palladium bullion to the unitholder from Loomis may be greater than the expenses associated with the transportation of physical platinum bullion from the Mint and greater than if the palladium had been held at the Mint or another location in North America.

Fluctuations in the prices of physical platinum and palladium bullion may result in the Trust having a greater proportion of its assets invested in physical platinum or palladium bullion than at the time the Trust purchased bullion with the proceeds of an offering.

The Manager intends to purchase approximately equal dollar amounts of each of physical platinum and palladium bullion in an aggregate amount approximately equal to the net proceeds of its offerings less the amount to be held by the Trust to pay ongoing expenses.  Fluctuations in the prices of physical platinum and palladium bullion after such purchase may, over time, result in the Trust having a greater proportion by value of its assets invested in physical platinum or palladium bullion than at the time the Trust purchased bullion with the proceeds of an offering.  The Trust will not rebalance the Trust’s invested assets in physical platinum and palladium bullion back to equal weight following the closing of its initial public offering, but may in the future allocate any additional proceeds raised in subsequent offerings of units with a view to balancing the value of the Trust’s holdings of physical platinum and palladium bullion at then current prices.

It may take longer for a redeeming unitholder to receive physical palladium bullion than physical platinum bullion.

If a unitholder redeems units for physical platinum and palladium bullion, the unitholder’s physical platinum and palladium bullion will be transported by an armored transportation service carrier engaged by or on behalf of the redeeming unitholder.  As the Trust’s physical palladium bullion is stored at Loomis in London or Zurich, depending on where the unitholder wishes to have the physical platinum and palladium delivered, the amount of time it will take to deliver physical palladium bullion to the unitholder may be greater than the amount of time it will take to deliver physical platinum bullion from the Mint.

Unitholders who wish to exercise redemption privileges for physical platinum and palladium bullion may not receive the entire amount of their redemption proceeds in physical platinum and palladium bullion.

Unitholders wishing to redeem units for physical platinum and palladium bullion may not receive bullion in proportion to the value of the physical platinum and palladium bullion held by the Trust or at all.  The amount of physical platinum and palladium bullion a redeeming unitholder is entitled to receive is determined by the Manager by allocating the Redemption Amount to physical platinum and palladium bullion in direct proportion to the value of physical platinum and palladium bullion held by the Trust at the time of the redemption and the make-up of the Trust’s inventory of plates and ingots, as the case may be, of platinum and palladium.  Any portion of platinum or palladium bullion not available at the time of redemption will be paid in cash at a rate equal to 100% of aggregate value of the NAV per unit of such unavailable amount.

The Trust may conduct further offerings of units from time to time, at which time it will offer units at a price that will be at or above the NAV per unit at the time of the offering but that may be below the trading price of units on NYSE Arca or TSX at that time.

The Trust may conduct further offerings of units from time to time.  Under the provisions of the Trust Agreement, the net proceeds to the Trust of any offering must be at or above the NAV per unit prior to, or upon determining the pricing of, the offering.  Follow-on offerings of securities of issuers that are traded on an exchange usually are priced below the trading price of such securities at the time of an offering to induce investors to purchase securities in the follow-on offering rather than through the exchange on which such securities are traded.  Consequently, the price to the public at which such units are offered likely will be below the trading price of units of the Trust on NYSE Arca or TSX at the time of the offering, which may have the effect of lowering the trading price of units immediately after the pricing of such follow-on offering.  The Manager may, from time to time and in its sole discretion, pay some or all of the expenses associated with an offering of units.

The trading price of units of the Trust on NYSE Arca and the TSX is not predictable and may be affected by factors beyond the control of the Trust.

The Trust cannot predict whether the units will trade above, at or below the NAV per unit.  The trading price of units may not closely track the value of the Trust’s physical platinum and palladium bullion, and units of the Trust may trade, and in the past have traded, on NYSE Arca or the TSX at a significant premium or discount from time to time.  In addition to changes in the value of physical platinum and palladium bullion, the trading price of units may be affected by other factors beyond the control of the Trust, which may include the following: macroeconomic developments in North America and globally; market perceptions of attractiveness of physical platinum and palladium bullion as an investment; the lessening in trading volume and general market interest in the Trust’s units which may affect a unitholder’s ability to trade significant numbers of units; and the size of the Trust’s public float which may limit the ability of some institutions to invest in the Trust’s units.

The current trading prices of platinum and palladium may not be sustained.

The Manager anticipates that the price of physical platinum and palladium bullion going forward and, in turn, the future value NAV and the NAV per unit, will be dependent upon factors such as global platinum and palladium supply and demand, investors’ inflation expectations, exchange rate volatility and interest rate volatility.  An adverse development with regard to one or more of these factors may lead to a decrease in platinum and palladium trading prices.  A decline in prices of platinum and palladium bullion would decrease the NAV and the NAV per unit.

The sale of physical platinum and palladium bullion by the Trust to pay expenses and to cover certain redemptions will reduce the amount of physical platinum and palladium bullion represented by each unit on an ongoing basis irrespective of whether the trading price of the units rises or falls in response to changes in the price of platinum or palladium.

Each outstanding unit represents an equal, fractional, undivided ownership interest in the net assets of the Trust attributable to the units.  As the Trust does not expect to generate any net income and will sell physical platinum and palladium bullion over time on an as-needed basis to pay for its ongoing expenses and to cover certain redemptions, the amount of physical platinum and palladium bullion represented by each unit will, and the NAV per unit may, gradually decline over time.  This is true even if additional units are issued in future offerings of units by the Trust from time to time, as the amount of physical platinum and palladium bullion acquired by the proceeds of any such future offering of units will proportionately reflect the amount of physical platinum and palladium bullion represented by such units.  Assuming constant platinum and palladium prices, the trading price of the units is expected to gradually decline as the amount of physical platinum and palladium bullion represented by the units gradually declines.  The units will only maintain their original value if the price of platinum or palladium increases enough to offset the Trust’s expenses.

Investors should be aware that the gradual decline in the amount of physical platinum and palladium bullion held by the Trust will occur regardless of whether the trading price of the units rises or falls in response to changes in the price of such bullion.

The sale of the Trust’s physical platinum and palladium bullion to pay expenses or to cover certain redemptions at a time of low platinum or palladium prices could adversely affect the value of the net assets of the Trust.

The Manager will sell physical platinum and palladium bullion held by the Trust in proportion to the value of its physical holdings of physical platinum and palladium bullion (to the extent practicable) to pay Trust expenses or to cover certain redemptions on an as-needed basis irrespective of then-current prices of such bullion, and no attempt will be made to buy or sell physical platinum and palladium bullion to protect against or to take advantage of fluctuations in the prices of platinum and palladium bullion.  Consequently, the Trust’s physical platinum and palladium bullion may be sold at a time when platinum and palladium prices are low.  Sales at relatively lower prices for such physical platinum and palladium bullion will require the sale of more physical platinum and palladium bullion, which in turn will have an adverse effect on the value of the net assets of the Trust and the NAV per unit.

The Trust does not insure its assets and there may not be adequate sources of recovery if its physical platinum and palladium bullion is lost, damaged, stolen or destroyed.

The Trust does not insure its assets, including the physical platinum and palladium bullion stored at the Mint or the sub-custodian of the Mint.  Consequently, if there is a loss of assets of the Trust through theft, destruction, fraud or otherwise, the Trust and unitholders will need to rely on insurance carried by applicable third parties, if any, or on such third party’s ability to satisfy any claims against it.  The amount of insurance available or the financial resources of a responsible third party may not be sufficient to satisfy the Trust’s claim against such party.  Also, unitholders are unlikely to have any right to assert a claim directly against such third party; such claims may only be asserted by the Manager on behalf of the Trust.  In addition, if a loss is covered by insurance carried by a third party, the Trust, which is not a beneficiary on such insurance, may have to rely on the efforts of the third party to recover its loss.  This may delay or hinder the Trust’s ability to recover its loss in a timely manner or otherwise.

A loss with respect to the Trust’s physical platinum and palladium bullion that is not covered by insurance and for which compensatory damages cannot be recovered would have a negative impact on the NAV per unit and would adversely affect an investment in the units.  In addition, any event of loss may adversely affect the operations of the Trust and, consequently, an investment in the units.

If there is a loss, damage or destruction of the Trust’s physical platinum and palladium bullion in the custody of the Mint and the Manager, on behalf of the Trust, does not give timely notice, all claims against the Mint will be deemed waived.

In the event that either party to the Storage Agreements discovers physical loss, damage or destruction of the Trust’s physical platinum or palladium bullion in the Mint’s custody, care and control, such party must give written notice to the other party within one Mint business day after its discovery of any such loss, damage or destruction, but, in the event that the Manager receives a written notice from the Mint in which a discrepancy in the quantity of physical platinum and palladium bullion first appears, it shall give the Mint a notice of loss no later than 60 days following receipt of said written statement.  Should the Manager, for and on behalf of the Trust, either fail to give a notice of loss with respect to a loss, damage or destruction of physical platinum and palladium bullion or fail to bring an action, suit or proceeding within 12 months from the discovery of a loss, damage or destruction, notwithstanding that a notice of loss has been given, all claims with respect to such loss, damage or destruction shall be deemed to be waived and no action, suit or other proceeding can be brought against the Mint.  The loss of the right to make a claim or of the ability to bring an action, suit or other proceeding against the Mint may mean that any such loss will be non-recoverable, which will have an adverse effect on the value of the net assets of the Trust and the NAV per unit.

RBC Investor Services, the Mint and other service providers engaged by the Trust may not carry adequate insurance to cover claims against them by the Trust.

Unitholders cannot be assured that RBC Investor Services, the Mint or other service providers engaged by the Trust will maintain any insurance with respect to the Trust’s assets held or the services that such parties provide to the Trust and, if they maintain insurance, that such insurance is sufficient to satisfy any losses incurred by them in respect of their relationship with the Trust.  In addition, none of the Trust’s service providers are required to include the Trust as a named beneficiary of any such insurance policies that are purchased.  Accordingly, the Trust will have to rely on the efforts of the service provider to recover from their insurer compensation for any losses incurred by the Trust in connection with such arrangements.

All redemptions will be determined using U.S. dollars, which will expose redeeming non-U.S. unitholders to currency risk.

All redemptions will be determined using U.S. dollars.  All redeeming unitholders will receive any cash amount to which the unitholder is entitled in connection with the redemption in U.S. dollars, and will be exposed to the risk that the exchange rate between the U.S. dollar and the other currency in which the unitholder generally operates will result in a lesser redemption amount than the unitholder would have received if the redemption amount had been calculated and delivered in such other currency.  In addition, because any cash as a result of the redemption will be delivered in U.S. dollars, the redeeming unitholder may be required to open or maintain an account that can receive deposits of U.S. dollars.

In the event any of the Trust’s physical platinum or palladium bullion is lost, damaged, stolen or destroyed, recovery may be limited to the market value of such physical platinum and palladium bullion at the time the loss is discovered.

If there is a loss due to theft, loss, damage, destruction or fraud or otherwise with respect to any physical platinum or palladium bullion held by one of the Trust’s custodians or sub-custodians and such loss is found to be the fault of such custodian or sub-custodian, the Trust may not be able to recover more than the market value of physical platinum or palladium bullion at the time the loss is discovered.  If the market value of such physical platinum or palladium bullion increases between the time the loss is discovered and the time the Trust receives payment for its loss and purchases physical platinum or palladium bullion to replace the losses, less physical platinum or palladium bullion will be acquired by the Trust and the value of the net assets of the Trust will be negatively affected.

A redeeming unitholder that suffers loss of, or damage to, its physical platinum and palladium bullion during delivery from the Mint or the sub-custodian of the Mint will not be able to claim damages from the Trust, the Mint or the Mint’s sub-custodian.

If a unitholder exercises its option to redeem units for physical platinum and palladium bullion, the unitholder’s physical platinum and palladium bullion will be transported by an armored transportation service carrier engaged by or on behalf of the redeeming unitholder.  Because ownership of the physical platinum and palladium bullion will transfer to such unitholder at the time the Mint or its sub-custodian surrenders the physical platinum and palladium bullion to the armored transportation service carrier, the redeeming unitholder will bear the risk of loss from the moment the armored transportation service carrier takes possession of physical platinum and palladium bullion on behalf of such unitholder.  In the event of any loss or damage in connection with the delivery of any part of the physical platinum or palladium bullion after such time, such unitholder will not be able to claim damages from the Trust, the Mint or its sub-custodian, but will instead need to bring a claim against the armored transportation service carrier.

Because the Trust primarily invests in physical platinum and palladium bullion, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio.

The Trust is primarily invested at all times in physical platinum and palladium bullion.  As a result, the Trust’s holdings are not diversified.  Accordingly, the NAV per unit may be more volatile than another investment vehicle with a more broadly diversified portfolio and may fluctuate substantially over time.  An investment in the Trust may be deemed speculative and is not intended as a complete investment program.  An investment in units should be considered only by persons financially able to maintain their investment and who can bear the risk of loss associated with an investment in the Trust.  Investors should review closely the objective and strategy, the Investment and Operating Restrictions and the redemption provisions of the Trust as outlined herein and familiarize themselves with the risks associated with an investment in the Trust.

Under Canadian law, the Trust and unitholders may have limited recourse against the Mint.

The Mint is a Canadian Crown corporation.  A Crown corporation may be sued for breach of contract or for wrongdoing in tort where it has acted on its own behalf or on behalf of the Crown.  However, a Crown corporation may be entitled to immunity if it acts as agent of the Crown rather than in its own right and on its own behalf.  The Mint has entered into the Storage Agreements relating to the custody of the Trust’s physical platinum and palladium bullion on its own behalf and not on behalf of the Crown; nevertheless, a court may determine that, when acting as custodian of the Trust’s physical platinum and palladium bullion, the Mint acted as agent of the Crown and, accordingly, that the Mint may be entitled to immunity of the Crown.  Consequently, the Trust or a unitholder may not be able to recover for any losses incurred as a result of the Mint’s acting as custodian of the Trust’s physical platinum and palladium bullion.

A notice of redemption is irrevocable.

In order to redeem units for cash or physical platinum and palladium bullion, a unitholder must provide a notice of redemption to the Trust’s transfer agent.  Except when redemptions have been suspended by the Manager, once a notice of redemption has been received by the transfer agent, it can no longer be revoked by the unitholder under any circumstances, though it may be rejected by the transfer agent if it does not comply with the requirements for a notice of redemption.  See “Redemption of Units”.

The Mint may become a private enterprise, in which case its obligations will not constitute the unconditional obligations of the Government of Canada.

In the past, there has been speculation regarding whether the Government of Canada might privatize the Mint.  The Mint will not remain a Crown corporation if the Government of Canada privatizes the Mint.  If the Mint were to become a private entity, its obligations would no longer generally constitute unconditional obligations of the Government of Canada and, although it would continue to be responsible for and bear the risk of loss of, and damage to, the Trust’s physical platinum and palladium bullion that is in its custody, there would be no assurance that the Mint would have the resources to satisfy claims of the Trust against the Mint based on a loss of, or damage to, the Trust’s physical platinum and palladium bullion in the custody of the Mint.

The Trust may terminate and liquidate at a time that is disadvantageous to unitholders.

If the Trust is required to terminate and liquidate or the Manager determines to terminate and liquidate the Trust, such termination and liquidation could occur at a time which is disadvantageous to unitholders, such as when platinum or palladium prices are lower than the prices for such bullion at the time when unitholders purchased their units.  In such a case, when the Trust’s physical platinum and palladium bullion is sold as part of the Trust’s liquidation, the resulting proceeds distributed to unitholders will be less than if the prices for such bullion were higher at the time of sale.  In certain circumstances, the Manager has the ability to terminate the Trust without the consent of unitholders.  The Manager’s interests may differ from those of the unitholders, and the Manager may terminate the Trust at a time that is not advantageous for the unitholder.  See “Termination of the Trust” for more information about the termination of the Trust, including when the termination of the Trust may be triggered by events outside the direct control of the Manager, the Trustee or the unitholders.

The units may trade at a price which is at, above or below the NAV per unit, and any discount or premium in the trading price relative to the NAV per unit may widen as a result of non-concurrent trading hours between NYSE Arca, LPPM and the TSX.

Units may trade in the market at a premium or discount to the NAV per unit.  This risk is separate and distinct from the risk that the NAV per unit may decrease.

The amount of the discount or premium in the trading price relative to the NAV per unit may be influenced by non-concurrent trading hours between the LPPM, which is the main global exchange on which platinum and palladium for physical delivery is traded, and NYSE Arca and the TSX.  Liquidity in the global platinum and palladium markets will be reduced after the close of regular trading hours on the LPPM at 4:00 p.m. London, UK time (11:00 a.m. Eastern time).  The units will trade on NYSE Arca and the TSX until 4:00 p.m. Eastern time.  As a result of the reduced liquidity in the global platinum and palladium markets after the close of regular trading hours on the LPPM, trading spreads, and the resulting premium or discount to the NAV per unit may widen between the close of regular trading hours for the bullion on LPPM and 4:00 p.m. Eastern time.

The Trust may suspend redemptions, which may affect the trading price of the units.

In certain circumstances, the Manager, on behalf of the Trust, may suspend the right of unitholders to request a redemption of their units or postpone the date of delivery or payment of the redemption proceeds of the Trust (whether physical platinum and palladium bullion or cash, as the case may be) with the prior approval of Canadian securities regulatory authorities having jurisdiction, where required.  Such circumstances include any period during which the Manager determines that conditions exist which render impractical the sale of assets of the Trust or which impair the ability of the Manager to determine the value of the assets of the Trust or the redemption amount for the units.  See “Redemption of Units – Suspension of Redemptions”.  This may affect the trading price of the units at a time when an investor wishes to sell its units on NYSE Arca or the TSX.  Accordingly, units may not be an appropriate investment for investors who seek immediate liquidity or access to platinum or palladium.

The market for units and the liquidity of units may be adversely affected by competition from other methods of investing in physical platinum and palladium bullion.

The Trust competes with other financial vehicles, including traditional debt and equity securities issued by companies in the resource industry and other securities backed by or linked to platinum or palladium, direct investments in platinum or palladium and investment vehicles similar to the Trust.  Market and financial conditions, and other conditions beyond the Manager’s control, may make it more attractive to invest in other financial vehicles or to invest in platinum or palladium directly, which could limit the market for the units and reduce the liquidity of the units and, accordingly, the price received for sales of units on NYSE Arca or the TSX.

A slowdown in the automobile industry may have the effect of causing a decline in the prices of platinum and palladium and a corresponding decline in the trading price of the units on NYSE Arca and the TSX.

Autocatalysts, automobile components that use platinum and palladium, accounted for approximately 40% of the global demand in platinum and 67% of the global demand in palladium in 2012.  Reduced automotive industry sales may result in a decline in demand for autocatalysts.  This means that a decline in the global automotive industry may impact the price of platinum and palladium and affect the trading price of the units on NYSE Arca and the TSX.

Large-scale sales of platinum or palladium could decrease the price of such platinum or palladium and adversely affect an investment in the units.

The possibility of large-scale sales of platinum or palladium may have a short-term negative impact on the price of platinum or palladium and adversely affect an investment in the units.  Large scale sales of platinum or palladium may impair the price performance of such bullion, which would, in turn, adversely affect an investment in the units.

The COVID-19 outbreak may have a significant negative effect on the Trust.

The Trust cautions that current global uncertainty with respect to the spread of the COVID-19 virus and its effect on the broader global and local economy may have a significant negative effect on the Trust, such as decreasing the willingness of the general population to travel, causing staff shortages, market fluctuations in the price of platinum and palladium, and increased government regulation, all of which may negatively impact the Trust’s business, financial condition and results of operations including the ability for the Trust to provide services, including but not limited to, the Trust’s ability to carry out unitholders redemption requests and its ability to deliver physical platinum and palladium bullion.

The Trust will sell physical platinum and palladium bullion to provide available funds for its expenses and for any cash redemptions.

The Trust has retained cash from the net proceeds of its initial public offering in an amount not in excess of 3% of the net proceeds of the offering in order to provide available funds for expenses and any cash redemptions.  If the Trust’s expenses are higher than estimated, the Trust may need to sell physical platinum and palladium bullion earlier than anticipated to meet its expenses and any cash redemptions.  In addition, from time to time the Trust will sell physical platinum and palladium bullion as required to replenish its cash reserve to meet its expenses and any cash redemptions.  Such sales may result in a reduction of the NAV per unit and the trading price of the units.  There is no limit on the total amount of such physical platinum and palladium bullion that the Trust may sell in order to pay expenses.

Unitholders do not have the protections associated with ownership of shares in an investment company registered under the U.S. Investment Company Act of 1940, as amended, or the protections afforded by the Commodity Exchange Act.

The Trust is not registered as an investment company under the U.S. Investment Company Act of 1940, as amended, and is not required to register under such act.  Consequently, unitholders do not have the regulatory protections provided to investors in investment companies.  The Trust does not and will not hold or trade in commodity futures contracts regulated by the Commodity Exchange Act of 1936, as administered by the U.S. Commodity Futures Trading Commission (the “CFTC”).  Furthermore, the Trust is not a commodity pool for purposes of the Commodity Exchange Act, and none of the Manager, the Trustee or the underwriters is subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor in connection with the units.  Consequently, unitholders do not have the regulatory protections provided to investors in Commodity Exchange Act-regulated instruments or commodity pools nor may COMEX or any futures exchanges enforce its rules with respect to the Trust’s activities.  In addition, unitholders do not benefit from the protections afforded to investors in platinum or palladium futures contracts on regulated futures exchanges.

The Manager and its affiliates also manage other funds that may invest in physical platinum and palladium bullion and conflicts of interest by the Manager or its affiliates may occur.

Pursuant to the Management Agreement and the Trust Agreement, the Manager is responsible for the day-to-day business and operation of the Trust and, therefore, exercises significant control over the Trust.  The Manager may have different interests than the unitholders and consequently may act in a manner that is not advantageous to unitholders at any particular time.

The Manager and the GP, the GP’s directors and officers, and their respective affiliates and associates may engage in the promotion, management or investment management of other accounts, funds or trusts that invest primarily in physical platinum or palladium bullion, or both.  The Manager currently manages other investment funds which may include platinum or palladium as part of their portfolios from time to time.  It is possible that at certain times the staff of the Manager may have conflicts in allocating their time and services among the Trust and the other accounts, funds or trusts managed by the Manager.  The amount of time that the Manager devotes to each of the mutual funds and hedge funds it manages varies significantly depending on market conditions.

The Trust’s obligation to reimburse the Trustee, the Manager, the underwriters or certain parties related to them for certain indemnified liabilities could adversely affect an investment in the units.

Under certain circumstances, the Trust might be subject to significant indemnification obligations in favor of the Trustee, the Manager, the Agents or an underwriter as a result of an offering or certain parties related to them.  The Trust does not carry any insurance to cover such potential obligations and, to the Manager’s knowledge, none of the foregoing parties are insured for losses for which the Trust has agreed to indemnify them.  Any indemnification paid by the Trust would reduce the value of net assets of the Trust and, accordingly, the NAV per unit.

Unitholders are not entitled to participate in management of the Trust.

Unitholders are not entitled to participate in the management or control of the Trust or its operations, except to the extent of exercising their right to vote their units when applicable.  Unitholders do not have any input into the Trust’s daily activities.

The rights of unitholders differ from those of shareholders of a corporation.

Because the Trust is organized as a trust rather than a corporation, the rights of unitholders are set forth in the Trust Agreement rather than in a corporate statute.  This means that unitholders do not have the statutory rights normally associated with the ownership of shares in an Ontario corporation.  For example, the Trust is not subject to minimum quorum requirements, is not required to hold annual meetings, and has no officers or directors.  Unitholders have the right to vote on matters brought before unitholders in accordance with the Trust Agreement but do not have a right to elect the Manager, though unitholders do have the right to remove the Manager in certain circumstances.  In addition, unitholders do not have the right to bring “oppression” or “derivative” suits.

The investment objective and restrictions of the Trust and the attributes of a particular class or series of a class of units may be changed by way of an extraordinary resolution of all unitholders and unitholders of such class or series of a class of units, respectively.

The investment objective and restrictions of the Trust and the attributes of a particular class or series of a class of units may be changed by extraordinary resolution as determined in accordance with the Trust Agreement.  “Extraordinary resolution” means a resolution passed in person or by proxy, by unitholders holding units in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, at a duly constituted meeting of unitholders, or at any adjournment thereof, called and held in accordance with the Trust Agreement, or a written resolution signed by unitholders holding units representing in aggregate not less than 66 2/3% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement.  Such changes to the investment objective or restrictions of the Trust or the attributes of the units may be more favorable or less favorable to unitholders than the investment objective or restrictions of the Trust or the attributes of the units, as the case may be, as described in this annual information form.  The value of the units sold in a future offering of the Trust may decrease as a result of such changes.

Substantial redemptions of units may affect the liquidity and trading price of units and increase the pro rata expenses per unit.

Substantial redemptions of units could result in a decrease in the trading liquidity of the units and increase the amount of Trust expenses allocated to each remaining unit.  Such increased expenses may reduce the value of the net assets of the Trust, the NAV per unit and the trading price of the units.

Fluctuation in foreign exchange rates may have an adverse effect on the Trust and on the trading price of the units.

The Trust maintains its accounting records, reports its financial position and purchases physical platinum and palladium bullion in U.S. dollars.  As certain of the Trust’s expenses are paid in Canadian dollars, an increase in the value of the Canadian dollar would increase the reported expenses of the Trust that are payable in Canadian dollars, which could result in the Trust being required to sell more physical platinum and palladium bullion to pay its expenses.  Further, such appreciation could adversely affect the Trust’s reported financial results, which may have an adverse effect on the trading price of the units.

The Trust expects to be a PFIC, which may have adverse U.S. federal income tax consequences to U.S.  Holders who do not make certain elections.

Based on its method of operation, the Trust expects to be treated as a PFIC for U.S. federal income tax purposes.  Therefore, a U.S. Holder of the units that does not make a QEF election or a mark-to-market election with respect to the units generally will be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the units as if the excess distribution or gain had been recognized ratably over the U.S. Holder’s holding period for the units.  A U.S. Holder generally may mitigate these U.S. federal income tax consequences by making a QEF election, or, to a lesser extent, a mark-to-market election.  See “Material Income Tax Considerations – Material U.S. Federal Income Tax Considerations” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. Holders arising from the Trust’s status as a PFIC and the procedures for making a QEF election or a mark-to-market election.

A U.S. Holder that makes a QEF election with respect to his, her or its units may be required to include amounts in income for U.S. federal income tax purposes if any holder redeems units for cash or physical platinum and palladium bullion.

As noted above and described in detail under “Material Income Tax Considerations – Material U.S. Federal Income Tax Considerations”, a U.S. Holder generally may mitigate the U.S. federal income tax consequences under the PFIC rules of holding units of the Trust by making a QEF election.  A U.S. Holder that makes a QEF election must report each year for U.S. federal income tax purposes his, her or its pro rata share of the Trust’s ordinary earnings and the Trust’s net capital gain, if any, regardless of whether or not distributions were received from the Trust by the U.S. Holder.  If any holder redeems units for physical platinum and palladium bullion (regardless of whether the holder requesting redemption is a U.S. Holder or has made a QEF election), the Trust will be treated as if it sold the physical and palladium bullion for its fair market value.  As a result, all the U.S. Holders who have made a QEF election will be required to currently include in their income their pro rata share of the Trust’s gain from such deemed disposition (which generally will be taxable to non-corporate U.S. Holders at a maximum rate of 28% under current law if the Trust has held the physical platinum and palladium bullion for more than one year), even though such deemed disposition is not attributable to any action on their part.  If any holder redeems units for cash and the Trust sells physical platinum and palladium bullion to fund the redemption (regardless of whether the holder requesting redemption is a U.S. Holder or has made a QEF election), all the U.S. Holders who have made a QEF election similarly will include in their income their pro rata share of the Trust’s gain from the sale of the physical platinum and palladium bullion, which will be taxable as described above, even though the Trust’s sale of physical platinum and palladium bullion is not attributable to any action on their part.  See “Material Income Tax Considerations – Material U.S.  Federal Income Tax Considerations – U.S. Federal Income Taxation of U.S. Holders – Taxation of U.S. Holders Making a Timely QEF Election”.

Unitholders may be liable for obligations of the Trust to the extent the Trust’s obligations are not satisfied out of the Trust’s assets.

The Trust Agreement provides that no unitholder will be subject to any liability whatsoever, in tort, contract or otherwise, to any person in connection with the investment obligations, affairs or assets of the Trust and all such persons will look solely to the Trust’s assets for satisfaction of claims of any nature arising out of or in connection therewith.  Also, under the Trust Beneficiaries’ Liability Act, 2004 (Ontario), holders of units of a trust governed by the laws of the Province of Ontario that is a reporting issuer under the Securities Act (Ontario) (as the Trust is) are not, as beneficiaries, liable for any act, default, obligation or liability of the trust.  Notwithstanding the above, there is a risk that a unitholder could be held personally liable for obligations of the Trust to the extent that claims are not satisfied out of the assets of the Trust if a court finds: (i) that Ontario law does not govern the ability of a third party to make a claim against a beneficiary of a trust and that the applicable governing law permits such a claim; or (ii) that the unitholder was acting in a capacity other than as a beneficiary of the trust.  In the event that a unitholder should be required to satisfy any obligation of the Trust, under the Trust Agreement, such unitholder will be entitled to reimbursement from any available assets of the Trust.

Registered Plans that redeem their units for physical platinum and palladium bullion may be subject to adverse consequences.

Physical platinum and palladium bullion received by a Registered Plan, such as a RRSP, on a redemption of units for physical platinum and palladium bullion will not be a qualified investment for such plan.  Accordingly, Registered Plans and the annuitants or beneficiaries thereunder or holders thereof, may be subject to adverse Canadian tax consequences including, in the case of registered education savings plans, revocation of such plans.

If the Trust ceases to qualify as a mutual fund trust for Canadian income tax purposes, it or the unitholders could become subject to material adverse consequences.

In order to qualify as a mutual fund trust under the Tax Act, the Trust must comply with various requirements contained in the Tax Act, including (in many or most circumstances) requirements to hold substantially all its property in assets (such as physical platinum and palladium bullion and cash) that are not “taxable Canadian property”, and to restrict its undertaking to the investing of its funds.  See “Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations – Qualification as a Mutual Fund Trust”.  If the Trust were to cease to qualify as a mutual fund trust (whether as a result of a change of law or administrative practice, or due to its failure to comply with the current Canadian requirements for qualification as a mutual fund trust), it may experience various potential adverse consequences, including becoming subject to a requirement to withhold tax on distributions made to non-resident unitholders of any capital gains realized from the dispositions of physical platinum and palladium bullion and the units not qualifying for investment by Registered Plans and units of the Trust ceasing to qualify as “Canadian securities” for the purposes of the election provided in subsection 39(4) of the Tax Act.

If the Trust were to carry on a business in Canada in a taxation year or acquire securities that were “non-portfolio properties”, it could become subject to tax at full corporate tax rates on some or all of its income for that year.

The Manager anticipates that the Trust will make sufficient distributions in each year of any income (including taxable capital gains) realized by the Trust for Canadian tax purposes in the year so as to ensure that it will not be subject to Canadian income tax on such income.  Such income generally will become subject to Canadian income tax at full corporate rates if the Trust becomes a SIFT trust, even if distributed in full.  If the Trust, contrary to its investment restrictions, were to carry on a business in Canada in a taxation year and use its property in the course of any such business, or acquire securities that were “non-portfolio properties”, it could become a SIFT trust.  The anticipated activities of the Trust, as described in this annual information form, are intended to avoid having the Trust characterized as a SIFT trust.  The CRA may take a different (and adverse) view of this issue and characterize the Trust as a SIFT trust.  If the Trust were a SIFT trust for a taxation year of the Trust, it would effectively be taxed similarly to a corporation on income and capital gains in respect of such non-portfolio properties at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations.  Distributions of such income received by unitholders would be treated as dividends from a taxable Canadian corporation.  See “Material Income Tax Considerations – SIFT Trust Rules”.

If the Trust treats distributed gains as being on capital account and the CRA later determines that the gains were on income account, then Canadian withholding taxes would apply to the extent that the Trust has distributed the gains to non-resident unitholders and Canadian resident unitholders could be reassessed to increase their taxable income.  Any taxes borne by the Trust itself would reduce the NAV per unit and the trading prices of the units.

The Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of physical platinum and palladium bullion as capital gains (or capital losses), although depending on the circumstances, it may instead include (or deduct) the full amount of such gains in computing its income.  See “Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations – Canadian Taxation of the Trust”.  If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to unitholders, with the result that Canadian resident unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase, and non-resident unitholders potentially could be assessed directly by the CRA for Canadian withholding tax on the amount of net gains on such transactions that were treated by the CRA as having been distributed to them.  The CRA can assess the Trust for a failure of the Trust to withhold tax on distributions made by it to non-resident unitholders that are subject to withholding tax, and typically would do so rather than assessing the non-resident unitholders directly.  Accordingly, any such re-determination by the CRA may result in the Trust being liable for unremitted withholding taxes on prior distributions made to unitholders who were not resident in Canada for the purposes of the Tax Act at the time of the distribution.  As the Trust may not be able to recover such withholding taxes from the non-resident unitholders whose units were redeemed, payment of any such amounts by the Trust would reduce the NAV per unit and the trading prices of the units.  See “Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations – Canadian Taxation of Unitholders – Unitholders Not Resident in Canada”.

Exemption from GST or HST on the Trust’s purchase in Canada of platinum plates is not certain.

In order for the purchase in Canada of Good Delivery plates of platinum bullion to be exempt from GST or HST, various requirements must be satisfied including a requirement that such plates qualify as “ingots”, or “bars” or “wafers”.  The Manager anticipates that the Trust will not be charged HST on its purchases in Canada of such plates in accordance with the Manager’s understanding of the assessing practices of the CRA.  However, in the event that the CRA were to challenge the exemption from GST and HST of such purchases, the Trust could be required to pay

GST or HST on its purchases of platinum plates, potentially including purchases made by it prior to the time of any such challenge.  This likely would reduce the NAV of units.

If the Trust experiences a “loss restriction event” it could result in unintended tax consequences for Unitholders.

The Tax Act contains loss restriction rules that could result in unintended tax consequences for unitholders, including an unscheduled allocation of income or capital gains that must be included in a unitholder’s income for Canadian income tax purposes. If the Trust experiences a “loss restriction event”, it will: (i) be deemed to have a year end for Canadian tax purposes whether or not the Trust has losses (which would trigger an allocation of the Trust’s net income and net realized capital gains to unitholders to ensure that the Trust itself is not subject to tax on such amounts); and (ii) the Trust will become subject to the Canadian loss restriction rules that generally apply to corporations, including a deemed realization of any unrealized capital losses and disallowance of its ability to carry forward capital losses. Generally, the Trust will be subject to a loss restriction event if a person becomes a “majority-interest beneficiary”, or a group of persons becomes a “majority-interest group of beneficiaries”, of the Trust, as those terms are defined in the affiliated persons rules contained in the Tax Act, with certain modifications. Generally, a majority-interest beneficiary of a Trust is a beneficiary in the income or capital, as the case may be, of the Trust who, together with the beneficial interests of persons and partnerships with whom the beneficiary is affiliated, has a fair market value that is greater than 50% of the fair market value of all the interests in the income or capital, as the case may be, of the Trust. A loss restriction event could occur because a particular unitholder or an affiliate acquires Units of the Trust or because another person redeems Units of the Trust. Please see “Material Income Tax Considerations — Canadian Taxation of Unitholders” for the tax consequences of a distribution to Unitholders.

Pursuant to paragraph 251.2(3)(f) of the Tax Act, the Trust will not be subject to the loss restriction event rules where a person becomes a “majority-interest beneficiary” or group of persons becomes a “majority-interest group of beneficiaries” from the acquisition or disposition of units of the Trust by the person or group of persons if (i) immediately before the acquisition or disposition, the Trust is an “investment fund”, and (ii) the acquisition or disposition is not part of a series of transactions or events that includes the Trust ceasing to be an “investment fund”. An “investment fund” generally means at any time, a trust, if (1) at all times throughout the period that begins the later of March 21, 2013 and the end of the calendar year in which it is created and ends at that time (the “relevant period”), the trust has a class of units outstanding that complies with the prescribed conditions for mutual fund trusts, including the minimum distribution requirement, and (2) during the relevant period, the trust (a) is resident in Canada, (b) only has beneficiaries who have fixed interests described by reference to units in the trust, (c) follows a reasonable policy of investment diversification, (d) limits its undertaking to the investing of funds in property, (e) does not alone, or as a member of a group of persons, control a corporation, and (f) does not hold (i) property that the trust, or a non-arm’s length person to the trust, uses in carrying on a business, (ii) real or immovable property or an interest or right in real or immovable property, (iii) Canadian resource property, foreign resource property, or an interest or right in Canadian resource property or foreign resource property, or more than 20% of the securities of any class of securities of a person (other than an investment fund or a mutual fund corporation that would meet the foregoing conditions in (a) and (c) to (f) if it were a trust), unless at that time (I) the securities (other than liabilities) of the person held by the trust have a total fair market value that is no more than 10% of the equity value of the person, and (II) the liabilities of the person held by the trust have a total fair market value that is no more than 10% of the fair market value of all of the liabilities of the person. If the Trust qualifies as an investment fund prior to the acquisition or disposition of trust units by a person or group of persons resulting in such person or group of persons becoming a majority-interest beneficiary or majority interest group of beneficiaries, as applicable, and the requirements of paragraph 251.2(3)(f) of the Tax Act are otherwise met, this risk factor relating to a “loss restriction event” should not be applicable. It must be noted that the Trust invests and holds substantially all of its assets in physical platinum and palladium bullion. As a result, the Trust may not be considered to have a reasonable policy of investment diversification, in which case, the Trust would not meet the definition of an “investment fund” for the purposes of the Tax Act and could therefore become subject to the loss restriction event rules where a person becomes a “majority-interest beneficiary” or group of persons becomes a “majority-interest group of beneficiaries” from the acquisition or disposition of units of the Trust by the person or group of persons.

A unitholder may be unable to bring actions or enforce judgments against the Trust, the Trustee, the Manager, the GP or any of their officers and directors under U.S. federal securities laws in Canada or to serve process on any of them in the United States or EU Member States.

Each of the Trust, the Trustee, the Manager, and the GP is organized under the laws of the Province of Ontario, Canada, and all of their executive offices and substantially all of the administrative activities and a majority of their assets are located outside the United States or EU Member States.  In addition, the directors and officers of the Trustee and the GP are residents of jurisdictions other than the United States or EU Member States and all or a substantial portion of the assets of those persons are or may be located outside such jurisdictions.

As a result, a unitholder may be unable to serve legal process within his, her or its jurisdiction upon any of the Trust, the Trustee, the Manager or the GP or any of their directors or officers, as applicable, or enforcing judgments obtained in courts in a unitholder’s jurisdiction against any of them or the assets of any of them located outside a unitholder’s jurisdiction, or enforcing them in the appropriate Canadian court judgments obtained courts of a unitholder’s jurisdiction, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States or an EU Member State, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Trust, the Trustee, the Manager, the GP or any of their directors or officers, as applicable, based upon the U.S. federal securities laws, or securities laws of an EU Member State.

While a unitholder, whether or not a resident of the United Kingdom, may be able to commence an action in Canada relating to the Trust and may also be able to petition Canadian courts to enforce judgments obtained in the courts of any part of the United Kingdom against any of the Trust, the Trustee, the Manager or the GP or any of their directors or officers, in accordance with the Convention between the Government of Canada and the Government of the United Kingdom of Great Britain and Northern Ireland providing for the Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters dated January 1, 1987, a unitholder may face additional requirements serving legal process within the United Kingdom upon or enforcing judgments obtained in the United Kingdom courts against any of them or the assets of any of them located outside the United Kingdom, or enforcing against any of them in the appropriate Canadian court judgments obtained in the courts of any part of the United Kingdom, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Trust, the Trustee, the Manager, the GP or any of their directors or officers, as applicable.

The development of new technology or new alloys could reduce the demand for platinum and palladium and adversely affect platinum and palladium prices and the NAV.

Demand for platinum and/or palladium may be reduced if manufacturers in the automotive, electronics and dental industries find substitutes for platinum and/or palladium.  The development of a substitute alloy or synthetic material which has catalytic characteristics similar to PGMs could result in a decrease in demand for platinum and/or palladium.  Furthermore, if the automotive industry were to develop automobiles that do not require catalytic converters and that gain market acceptance, such as pure electric vehicles, it could significantly reduce the demand for platinum and/or palladium.  High prices for platinum or palladium can create an incentive for the development of substitutes.  Any such developments could have a material adverse effect on the long-term prices of platinum and/or palladium and, as a result, the NAV.

REMUNERATION OF DIRECTORS, OFFICERS, TRUSTEE AND THE IRC

No payment or reimbursement has been made to the directors and officers of the Manager by the Trust in the 2020 financial year.  The Trustee is entitled to receive from the Trust, pursuant to the Trust Agreement, trustee fees, custody, administration and securityholder reporting fees.  For the financial year ended December 31, 2020, the Trust paid to the Trustee, in the aggregate, approximately $3,800 for the Trustee’s services as trustee.  For the financial year ended December 31, 2020, the total compensation paid to the IRC by the Trust was $409.

MATERIAL CONTRACTS

Copies of the material contracts of the Trust, listed below, are available for inspection during normal business hours at the offices of the Manager at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1:

1.	the Trust Agreement;
2.	the Management Agreement;
3.	the Valuation Service Agreement;
4.	the Transfer Agent Agreement;
5.	the Storage Agreements; and
6.	the Amended and Restated Sales Agreement.

Each of the Agents and the Trust has the right, by giving 10 days’ notice, to terminate the Amended and Restated Sales Agreement. In addition, the Agents may terminate the Amended and Restated Sales Agreement, by notice to the Trust and the Manager, at any time, if (1) there has been any change, or any development or event involving a prospective change, in the condition, financial or otherwise, or in the business, properties, earnings, results of operations or prospects of the Trust considered as one enterprise, which, in the sole judgment of the Agents is material and adverse and makes it impractical or inadvisable to market the Placement Units or to enforce contracts for the sale of the Placement Units, (2) there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Agents, impracticable or inadvisable to market the Placement Units or to enforce contracts for the sale of the Placement Units, (3) trading in the units of the Trust has been suspended or limited by the U.S. Securities and Exchange Commission, the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada or either the NYSE Arca or TSX, or if trading generally on either such stock exchange has been suspended or limited, or minimum prices for trading have been fixed on either such stock exchange, (4) any suspension of trading of any securities of the Trust on any exchange or in the over-the-counter market shall have occurred and be continuing, (5) a major disruption of securities settlements or clearance services in the United States or Canada shall have occurred and be continuing, or (6) a banking moratorium has been declared by either Canadian or U.S. Federal or New York authorities.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

There are currently no ongoing legal or administrative proceedings involving the Manager which may be material to the Trust, nor are there any such proceedings known to be contemplated as of the date of this annual information form.

TERMINATION OF THE TRUST

The Trust will be terminated and dissolved in the event any of the following occurs:

(1)	there are no outstanding units;
(2)	the Trustee resigns or is removed and no successor trustee is appointed by the Manager by the time the resignation or removal becomes effective;
(3)	the Manager resigns and no successor manager is appointed by the Manager and approved by unitholders by the time the resignation becomes effective;
(4)

the Manager is, in the opinion of the Trustee, in material default of its obligations under the Trust Agreement and such default continues for 120 days from the date the Manager receives notice of such default from the Trustee and no successor manager has been appointed by the unitholders;

(5)

the Manager has been declared bankrupt or insolvent or has entered into a liquidation or winding-up, whether compulsory or voluntary (and not merely voluntary liquidation for the purposes of amalgamation or reconstruction);

(6)	the Manager makes a general assignment for the benefit of its creditors or otherwise acknowledges its insolvency; or
(7)	the assets of the Manager have become subject to seizure or confiscation by any public or governmental authority.

In addition, the Manager may, in its discretion, at any time terminate and dissolve the Trust, without unitholder approval, if, in the opinion of the Manager, after consulting with the IRC, the value of the net assets of the Trust has been reduced such that it is no longer economically feasible to continue the Trust and it would be in the best interests of the unitholders to terminate the Trust, by giving the Trustee and each holder of units at the time not less than 60 and not more than 90 days written notice prior to the effective date of the termination of the Trust.  To the extent such termination of the Trust in the discretion of the Manager may involve a matter that would be a “conflict of interest matter” as set forth under applicable Canadian securities legislation, the matter will be referred by the Manager to the IRC for its recommendation.  In the event of such termination of the Trust, the Manager has undertaken to issue a press release announcing the termination of the Trust at least 10 business days in advance of the effective date of the termination of the Trust.

In the event of the winding-up of the Trust, the rights of unitholders to require redemption of any or all of their units will be suspended, and the Manager or, in the event of (4), (5), (6) or (7) above, such other person appointed by the Trustee, the unitholders of the Trust or a court of competent jurisdiction, as the case may be, will make appropriate arrangements for converting the investments of the Trust into cash and the Trustee will proceed to wind-up the affairs of the Trust in such manner as seems to it to be appropriate.  The assets of the Trust remaining after paying or providing for all obligations and liabilities of the Trust will be distributed among the unitholders registered as of 4:00 p.m., Toronto time, on the date on which the Trust is terminated in accordance with the Trust Agreement.  Distributions of net income and net realized capital gains will, to the extent not inconsistent with the orderly realization of the assets of the Trust, continue to be made in accordance with the Trust Agreement until the Trust has been wound up.

Notwithstanding the foregoing, if a notice of termination has been given by the Manager and if authorized by the vote of unitholders holding units representing in aggregate not less than 50% of the value of the net assets of the Trust as determined in accordance with the Trust Agreement, the assets of the Trust may be, in the event of the winding-up of the Trust, distributed to the unitholders on the termination of the Trust in specie in whole or in part, and the Trustee will have complete discretion to determine the assets to be distributed to any unitholder and their values for distribution purposes.

If, after a period of six months from the effective date on which the Trust was terminated, the Trust’s registrar and transfer agent is unable to locate the owner of any units as shown on the Trust’s register, such amount as would be distributed to such unitholder will be deposited by the Trust’s registrar and transfer agent in an account in a chartered bank or trust company (including the Trustee) in Canada in the name and to the order of such unitholder upon presentation by such unitholder of sufficient information determined by the chartered bank or trust company to be appropriate to verify such unitholder’s entitlement to such amount.  Upon such deposit being made, the units represented thereby will be cancelled and the Trust’s registrar and transfer agent, the Manager, and the Trustee will be released from any and all further liability with respect to such moneys.  Thereafter, the unitholder will have no rights against the Trust’s registrar and transfer agent, the Trustee or the Manager to such moneys or an accounting therefor.

EXEMPTIONS AND APPROVALS

The Trust has obtained exemptive relief from the Canadian securities regulatory authorities for relief from NI 81-102 (the “Exemptive Relief”) to permit (i) the Trust to invest up to 100% of its net assets, taken at market value at the time of purchase, in physical platinum and palladium bullion; (ii) the appointment of the Mint as custodian of the Trust’s physical platinum and palladium bullion assets held in Canada; (iii) the Mint to appoint Loomis, an entity not qualified to act as a sub-custodian under NI 81-102, to act as sub-custodian of the Trust’s physical palladium bullion outside of Canada for purposes other than facilitating portfolio transactions of the Trust; (iv) purchases of units on NYSE Arca and the TSX and redemption requests to be submitted directly to the registrar and transfer agent of the Trust; (v) the redemption of units and payment upon redemption of units all as described under “Redemption of Units”; and (vi) the Trust to establish a record date for distributions in accordance with the policies of NYSE Arca and the TSX.  The Trust has also obtained exemptive relief from the requirement to file compliance reports or audit reports in accordance with Appendix B-1 of NI 81-102.

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

Manager

Sprott Asset Management LP

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario

M5J 2J1

Tel: (416) 943-8099

Toll Free: 1-855-943-8099

Fax: (416) 977-9555

Additional information about the Trust is available in the Trust’s management reports of fund performance and financial statements.  You may obtain a copy of these documents, at no cost by calling toll free: 1-855-943-8099 from your dealer, or by email at: invest@sprott.com.  These documents and other information about the Trust, such as information circulars and material contracts, are also available on the Sprott Asset Management LP internet site at: www.sprott.com or at www.sedar.com.